                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM SB-1

                 AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933

                   American Absorbents Natural Products, Inc.
       (Exact Name of Small Business Issuer as Specified in its Charter)

             Utah                               51                        87-0421089
             ----                               --                        ----------
(State or Other Jurisdiction of    (Primary Standard Industrial    (I.R.S. Employer Identification
Incorporation or Organization)     Classification Code Number)                 No.)

           3800 Hudson Bend Road, Austin, Texas 78734: (512) 266-2481
         -------------------------------------------------------------
         (Address and Telephone Number of Principal Executive Offices)

                   3800 Hudson Bend Road, Austin, Texas 78734
                   ------------------------------------------
                    (Address of Principal Place of Business

     Terry L. Young, Chairman, American Absorbents Natural Products, Inc. 3800 Hudson Bend Road, Austin, Texas 78734: Telephone: (512) 266-2481
    ----------------------------------------------------------------------
          (Name, Address and Telephone Number of Agent for Service)

    Approximate Date of Proposed Sale to the Public: As soon as practicable after this Registration Statement becomes effective.

                        CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to    Unit Amount to   Proposed Maximum     Proposed Maximum     Amount of
------------------------------------    --------------   ----------------     ----------------     ---------
           be Registered                be Registered     Offering Price     Aggregate Offering   Registration
           -------------                --------------    ---------------    ------------------   ------------
                                                                                  Price (1)            Fee
                                                                                  ---------            ---
Units, each consisting of one share of
Common Stock, $.001 par value, and one
warrant entitling the holder to
purchase one share of common stock        1,150,000        $1.75 per Unit      $2,012,500           $694

Shares of Common Stock,$.001 par
value, issuable upon exercise of the
Warrants attached to the units            1,150,000        $3.75 per Share     $4,312,500           $1,487
                                                                                                    ------

                                                                               TOTAL                $2,181

Disclosure alternative used (check one):  Alternative 1 XX  Alternative 2 ___

EXACT NAME OF COMPANY AS SET FORTH IN CHARTER:

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.


TYPE OF SECURITIES OFFERED: Units consisting of one share of common stock ($0.001par value) and one redeemable common stock purchase warrant, expiring twenty four months from the date of this offering, entitling the holder to purchase one share of common stock for $3.75. The warrant is redeemable by the Company at a price of $0.05 per warrant prior to its expiration provided that
(1) prior notice of not less than 30 days is given to the holders of the warrants, and (2) the closing sale price of the common stock as reported on the National Association of Securities Dealers Automated Quotation system for 20 consecutive trading days, ending on the tenth day prior to the date on which the Company gives notice of redemption has been at least 10% greater than the exercise price of the warrant.

THIS OFFERING IS HIGHLY SPECULATIVE AND INVOLVES SPECIAL RISKS CONCERNING THE COMPANY AND ITS BUSINESS. (SEE "RISK FACTORS" PG. 8.)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AGENCY, NOR HAS THE COMMISSION OR ANY STATE AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   Per Unit Total                          Underwriting       Proceeds
                   --------------                          ------------       --------
                   Total Minimum                          Discounts and          to
                   -------------                          -------------          --
                   Total Maximum        Price to Public    Commissions       Issuer (1)
                   -------------        ---------------    -----------       ----------
 Per Unit                                    $1.75              $0              $1.75
 Total maximum units sold: 1,150,000      $2,012,500            $0           $2,012,500
 Total minimum units sold:  0                 $0                $0               $0

(1) The proceeds to the issuer are stated before deduction of expenses related to the preparation of the offering which the Company will pay. These expenses, as presently estimated, are not expected to exceed $50,000 and include the Company's legal and accounting fees, transfer agent's fees, filing fees, exchange listing fees and printing costs.

This offering is made on a "best efforts" basis by the Company's management and will end on October 31, 1997, unless extended, in which case the offering will end on April 30, 1998. There are no minimum purchase requirements nor is there any arrangement whereby the Company is required to place funds in an escrow, trust or other similar account.


               The date of this prospectus is September 30, 1996


"Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state".

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                  (CROSS REFERENCE SHEET PURSUANT TO RULE 404)
                                 ALTERNATIVE 1


ITEM NUMBER                   CAPTION                           HEADING IN PROSPECTUS
-----------                   -------                           ---------------------
  Item 1.          Inside Front and Outside Back Cover         Inside Front and Outside Back
                   Pages of Prospectus                         Cover Pages

  Item 2.          Significant Parties                         Inside Front Cover Page

  Item 3.          Relationship With Issuer of Experts         Relationship With Issuer of
                   Named in Registration Statement             Experts Named in Registration
                                                               Statement

  Item 4.          Selling Security-Holders                    Not Applicable

  Item 5.          Changes in and Disagreements                Changes in and Disagreements
                   With Accountants                            With Accountants

  Item 6.          Disclosure of Commission Position on        Disclosure of Commission Position
                   Indemnification For Securities Act          on Indemnification For Securities
                   Liabilities                                 Act Liabilities




                      This Space Intentionally Left Blank

                              [Inside Front Cover]


The Company is a reporting company under Section 13 or 15(d) of the Exchange Act. All reports and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission in Washington, DC, or copies of reports and other information filed by the Company can be obtained from the Public Reference Section of the Commission, Washington, DC, 20549 at prescribed rates.

The Company's common stock is listed on the NASDAQ Bulletin Board under the symbol "AANP" and reports and other information concerning the Company can be inspected at this National Securities Exchange.

The Company will provide all security-holders with an annual report including audited financial statements along with the proxy solicitation for the Annual Meeting of Shareholders. The Company will also provide the security-holders with quarterly information through a national news release service.

Persons who receive a prospectus may obtain, without charge, directly from the Company any information that is incorporated by reference within the prospectus by writing to: David W. Redding, Chief Financial Officer, American Absorbents Natural Products, Inc., 3800 Hudson Bend Road, Suite #300, Austin, Texas, 78734, and requesting the specific information you are seeking, or by calling directly to: David W. Redding, Chief Financial Officer at (512) 266-2481.

ITEM 1.  SIGNIFICANT PARTIES

(a), (b), (c), (d), (e) The following listing includes the full names and addresses for the Company's directors, officers, record owners of five percent or more of any class of the Company's equity securities, beneficial owners of five percent or more of any class of the Company's equity securities and affiliates of the Company:

Terry L. Young                 David W. Redding                   William C. Branch
3800 Hudson Bend Road          3800 Hudson Bend Road              3800 Hudson Bend Road
Austin, Texas 78734            Austin, Texas 78734                Austin, Texas 78734
Chairman/Chief Executive       Executive Vice President/Chief     Director
Officer/5%+ Beneficial Owner   Financial Officer/Director/Chief
                               Accounting Officer/Assist. Sec.

Kimberly A. Love               American Absorbents, Inc.          Austin Young, Inc.
3800 Hudson Bend Road          3800 Hudson Bend Road              3800 Hudson Bend Road
Austin, Texas 78734            Austin, Texas 78734                Austin, Texas 78734
Secretary                      100% Owned Subsidiary              5%+ Record Owner

(f)  Promoters of the issuer:  Not Applicable
(g)  Affiliates of the issuer:  Not Applicable
(h)  Counsel to the issuer with respect to the proposed offering:  Not
     Applicable
(i)  Each underwriter with respect to the proposed offering:  Not Applicable
(j)  The underwriter's directors:  Not Applicable
(k)  The underwriter's officers:  Not Applicable
(l)  The underwriter's general partners:  Not Applicable
(m)  Counsel to the underwriters:  Not Applicable

ITEM 2.  APPLICATION OF RULE 262

(a) State whether any of the persons identified in response to Item 1 are subject to any disqualification provisions set forth in Rule 262.

No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3.  AFFILIATE SALES

None of the securities being offered in the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4.  JURISDICTION IN WHICH SECURITIES ARE TO BE OFFERED

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salesmen. None

(b) List the jurisdiction in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method such securities are to be offered. New York and Texas. Securities are to be offered by the Company's officers and directors through existing shareholders and over the Internet.

ITEM 5.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

 Date        # of Shares     # of Persons     Relationship      Consideration
 ----        -----------     ------------     ------------      -------------
 7-95             18,018           1               Director      $33,333.30
 7-95             18,018           1               None          $33,333.30
 7-95             18,018           1               None          $33,333.30
 7-95             24,000           1               Director      $44,400.00
 7-95              4,000           1               Director      Professional
                                                                 Services
 9-95             16,000           1               Director      $29,600.00
 10-95             5,446           1               None          $10,075.00
 10-95             5,405           1               None          $10,000.00
 10-95             5,000           1               None          Professional
                                                                 Services
 11-95             5,405           1               None          $10,000.00
 12-95             7,500           1               None          $13,875.00
 12-95             2,500           1               None          $ 4,625.00
 12-95             5,500           1               Director      $10,175.00
 12-95             3,500           1               None          $ 6,475.00
 02-96            26,667           1               Director      $35,000.00
 04-96             6,667           1               None          $10,000.00
 04-96             6,000           1               None          $ 9,000.00
 04-96               500           1               None          $   750.00
 04-96             5,000           1               None          Professional
                                                                 Services
 04-96             3,000           1               None          Professional
                                                                 Services

ITEM 6.  OTHER PRESENT OR PROPOSED OFFERINGS

At the present time, the Company nor any affiliate is currently offering or contemplating the offering of any securities in addition to those covered by this SB-1 Form 1-A registration statement.

ITEM 7.  MARKETING ARRANGEMENTS

(a) There are no arrangements known to the issuer or to any person named in response to Item 1 above or to any selling security-holder in the offering covered by this SB-1 Form 1-A registration statement for any of the following purposes:
     1. To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

     2.  To stabilize the market for any of the securities to be offered;
     3. For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There are no underwriters involved in the offering therefore there will be no confirmation of sales to any accounts over which they might exercise discretionary authority.

ITEM 8.  RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

The financial statements of the Company included in this prospectus have been examined by Orton & Company, Certified Public Accountants, Salt Lake City, Utah. The financial statements examined by the Certified Public Accountants have been included in reliance upon their audit report. The Company has been advised by Orton & Company that neither that firm nor any of its partners or associates has any relationship or connection, financial or otherwise, with the Company or any affiliate of the Company other than the usual relationship that exists between independent certified public accountants and clients.

ITEM 9.  USE OF A SOLICITATION OF INTEREST DOCUMENT

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no changes in or disagreements with the independent certified public accountants relating to accounting and financial disclosure in any of the two most recent fiscal years of the Company.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Utah law expressly authorizes a Utah corporation to indemnify its directors, officers, employees, fiduciaries, and agents against liabilities arising out of such persons' conduct as directors, officers, employees, fiduciaries, or agents if they acted in good faith, and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation a written affirmation of his good faith belief that he has met the requirements for indemnification and furnishes to the corporation a written undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification or advance expenses, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors or committee members present at a meeting; by special legal counsel; or by a majority of the shareholders holding qualified shares voted at a meeting of the shareholders. A corporation may also purchase and maintain liability insurance on behalf of such persons.

Article VI of the Company's Restated Articles of Incorporation provides that the Company shall indemnify its directors, officers, employees, fiduciaries, and agents to the full extent permitted by the laws of the State of Utah.
Article V of the Company's Bylaws also provides for the indemnification of such persons. The Company does not maintain any liability insurance on behalf of any directors, officers, or other persons affiliated with the Company.

Insofar as indemnification by the Company for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to officers and directors of the Company pursuant to the foregoing provisions, or otherwise, the Company is aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable.

     COVER PAGE                 SB-1 OFFERING
                         REGISTRATION FORM (FORM 1-A)


     -------------------------------------------------------------------

EXACT NAME OF COMPANY AS SET FORTH IN CHARTER:

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.


TYPE OF SECURITIES OFFERED: Units consisting of one share of common stock ($0.001par value) and one redeemable common stock purchase warrant, expiring twenty four months from the date of this offering, entitling the holder to purchase one share of common stock for $3.75. The warrant is redeemable by the Company at a price of $0.05 per warrant prior to its expiration provided that
(1) prior notice of not less than 30 days is given to the holders of the warrants, and (2) the closing sale price of the common stock as reported on the National Association of Securities Dealers Automated Quotation system for 20 consecutive trading days, ending on the tenth day prior to the date on which the Company gives notice of redemption has been at least 10% greater than the exercise price of the warrant.


MAXIMUM NUMBER OF SECURITIES OFFERED:  1,150,000 units
MINIMUM NUMBER OF SECURITIES OFFERED:  0 units
   PRICE PER SECURITY:  $1.75 per unit
   TOTAL PROCEEDS: IF MAXIMUM SOLD: $2,012,500.00 IF MINIMUM SOLD: $0.00 (SEE QUESTIONS 9 AND 10)


IS A COMMISSIONED SELLING AGENT SELLING THE SECURITIES IN THIS OFFERING? No. IF YES, WHAT PERCENT IS COMMISSION OF PRICE TO PUBLIC? N/A


IS THERE COMPENSATION TO SELLING AGENTS?  No


IS THERE A FINDERS' FEE OR SIMILAR PAYMENT TO ANY PERSON?  (SEE QUESTION 22).
No


IS THERE AN ESCROW OF PROCEEDS UNTIL MINIMUM IS OBTAINED?  No


IS THIS OFFERING LIMITED TO MEMBERS OF A SPECIAL GROUP, SUCH AS EMPLOYEES OF THE COMPANY OR INDIVIDUALS? (SEE QUESTION 25). No


IS TRANSFER OF THE SECURITIES RESTRICTED? (SEE QUESTION 25).  No


INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE.

THIS COMPANY: ( ) HAS NEVER CONDUCTED OPERATIONS; (X) IS IN THE DEVELOPMENT STAGE; (X) IS CURRENTLY CONDUCTING OPERATIONS; ( ) HAS SHOWN A PROFIT IN THE LAST FISCAL YEAR; ( ) OTHER (SPECIFY) (CHECK AT LEAST ONE, AS APPROPRIATE). THIS OFFERING HAS BEEN REGISTERED FOR OFFER AND SALE IN THE FOLLOWING STATES:
TEXAS, NEW YORK

The Company has spent the time since its entry into the zeolite business acquiring a significant portion of the known and economically extractable zeolite properties, developing marketable products, test marketing products to determine consumer market acceptance and product pricing, designing packaging for a number of its products, acquiring plant and warehouse facilities and raising sufficient capital to fund the above activities.



"THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.


THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR. THIS OFFERING CIRCULAR, TOGETHER WITH FINANCIAL STATEMENTS AND OTHER ATTACHMENTS, CONSISTS OF A TOTAL OF 87 PAGES.

THE COMPANY

     1) EXACT CORPORATE NAME:  American Absorbents Natural Products, Inc.
        STATE AND DATE OF INCORPORATION: Utah, February 9, 1984
        STREET ADDRESS OF PRINCIPAL OFFICE:  3800 Hudson Bend Road, Suite #300,
                     Austin, Texas, 78734
        COMPANY TELEPHONE NUMBER:  512-266-2481
        FISCAL YEAR: January 31
        PERSONS TO CONTACT AT COMPANY WITH RESPECT TO OFFERING: Terry L. Young, Chief Executive Officer or David W. Redding, Chief Financial Officer.


RISK FACTORS

     2) LIST IN THE ORDER OF IMPORTANCE THE FACTORS WHICH THE COMPANY CONSIDERS TO BE THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING IN VIEW OF ALL FACTS AND CIRCUMSTANCES OR WHICH OTHERWISE MAKE THE OFFERING ONE OF HIGH RISK OR SPECULATIVE (I.E., THOSE FACTORS WHICH CONSTITUTE THE GREATEST THREAT THAT THE INVESTMENT WILL BE LOST IN WHOLE OR IN PART, OR NOT PROVIDE AN ADEQUATE RETURN).

         THE PURCHASE OF THE SECURITIES BEING OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. PRIOR TO INVESTING IN THE UNITS OR THE SHARES OFFERED BY THE SELLING STOCKHOLDERS, A PROSPECTIVE INVESTOR SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS AND SPECULATIVE FACTORS AND HOW THEY MAY AFFECT THE BUSINESS OF THE COMPANY:

         1. Operating Losses. The Company is still a development stage company and has experienced losses from its operations for each of the last three fiscal years. For each of the fiscal years ended January 31, 1994, 1995, and 1996, the Company experienced net losses of ($274,862), and ($673,048), and ($365,467), respectively. There is no assurance that the Company will be profitable in the future. (See "Financial Statements" and "Management's Discussion and Analysis and Plan of Operation.")

         2. Limited Marketing of Zeolites Products. Since 1992 the Company has been engaged in test marketing a number of products using natural zeolites. The Company currently has over one dozen zeolite products developed and test marketed but has not experienced any net operating profits from its marketing efforts. There is no assurance that the Company will be able to market such products or develop and market new products on a profitable basis. A portion of the proceeds of this offering will be applied to the marketing efforts of the Company. (See "Business of the Company" and "Use of Proceeds.")

         3. New Industry; Market Penetration. The concept of marketing products using natural zeolites to adsorb obnoxious or harmful liquids or gases is a relatively new one in the United States. There is no assurance that the national market will accept products made from natural zeolites, or that the Company will be able to significantly penetrate the existing market of similar products currently using substances other than natural zeolites. (See "Business of the Company.")

         4. Dependence Upon Others for Zeolite Mining and Processing. Although a portion of the proceeds of this offering will be used to purchase crushing and screening equipment for its facility in Oregon, the Company currently uses contract services of others for mining and processing of zeolites and uses independent contractors for the production and packaging of the Company's products. The use of such personnel for these operations may subject the Company to risks that it will not be able to timely perform its obligations; subject the Company to unacceptable variations in quality of product; and subject the Company to shortages and price fluctuations. The Company believes that it has access to a sufficient number of independent contractors to enable it to obtain competitive bids for such services and that competitive pressures upon such entities will result in acceptable services to the Company. (See "Business of the Company.")

         5. Competition. The Company may experience substantial competition in its efforts to market its existing products and may experience such competition in the development and marketing of planned new products. Management has categorized competition into three areas, namely: a) producers of products similar to those marketed by the Company but not using any natural zeolites; b) producers of products using natural zeolites mined from the producer's own reserves; and c) producers of products using zeolites purchased from an outside source. Particularly with the Company's cat litter product, Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer, the Company competes with a number of products, most of which do not use natural zeolites, and two of which are known to use natural zeolites mined from their own reserves. The Company is also aware of producers of shoe products targeted to the same consumers as those products marketed by the Company, namely Shoe FreshTM and Stinky PinkysTM. Only one of these competing shoe products is known to use natural zeolites which are purchased from an outside source. Some of the manufacturers of natural zeolite products, and others producing non-zeolite products similar to those offered by the Company, have had extensive experience in the industry. Some of these competitors possess greater financial, technological, and personnel resources than the Company. (See "Business of the Company.")

         6. Government Regulations. Although mining operations on properties owned by the Company are currently performed by others on a contract basis, those operations and the Company are subject to a variety of governmental regulations, including the need to comply with laws relating to the reclamation of the land and other environmental legislation. Reclamation of the land includes returning the land to the level of productivity of the pre- mine surface; leaving the mined area in a condition that will not contribute to environmental degradation either in the form of air or water borne materials; and leaving the land in a state which is aesthetically acceptable and safe for the uses intended. Any plan for reclamation would be required to be approved by government regulators prior to commencement of principal mining activities. In addition, a portion of the proceeds of this offering will be used by the Company to establish its own mining, crushing and screening operations. The Company will bear the costs of compliance with such laws, which may require significant capital outlays. Existing, as well as future, legislation and regulation concerning mining operations could cause additional expense, restrictions and delays in the Company's operations, the extent of which cannot be predicted. (See "Business of the Company.")

         7. Maintenance of Title to Claims. To maintain possessory title to each of the unpatented mining claims of the Company, it is necessary to pay an annual fee of $100 per claim to the Federal Bureau of Land Management. The Company has paid the annual assessment on its claims through August 1996. Failure to pay future fees and appropriately file evidence thereof with respect to any claim could result in the loss of possessory title to such claims. (See "Properties" and "Use of Proceeds.")

         8. No Mining Permits. Presently the Company has an exemption from the requirements for a reclamation plan and bond for its mining operations on the Company's Harney Basin Claims because the current mining site is less than one acre and a total of less than 5,000 cubic yards of mineral has been removed per year. This grant of exemption expires January 31, 1997.
Management believes that such permit will allow the Company to meet its projected requirements for zeolites for up to one year. The Company has retained a geologist to work toward obtaining the permits necessary to allow more extensive mining. The geologist has filed the initial documents with the appropriate governing authorities. Such expanded permits will require the Company to provide a plan of land reclamation or to provide a bond for such purpose. Although the Company believes that the remote location of the claims will work in its favor in obtaining such permits, there is no assurance that the remote location of the claims will work in its favor in obtaining such permits, there is no assurance that the grant of exemption will be renewed by the State of Oregon, or, as the Company expands its current mining efforts, that the Company can receive the necessary permits without unreasonable expense or delay. In the event that such an expanded permit cannot be obtained by the Company, management intends to seek a limited mining permit for the Company's mining claims located near the town of Sheaville, Oregon, and the mining claims located in Arizona. There is no assurance that such limited mining permits can be obtained by the Company. (See "Properties" and "Business of the Company.")

         9. No Established Public Market. With the exception of maintaining a minimum bid price of $3.00 per share for 20 consecutive trading days, the Company believes it meets all the requirements for a listing on the NASDAQ Small Cap Issues Market System, and, at present, a limited market exists for the Company's Common Stock on the NASDAQ Bulletin Board. The Company intends to make application to NASDAQ for listing of the Common Stock on the Small Cap Issues Market System as soon as the minimum bid price on the Common Stock reaches $3.00 per share. However, there is no assurance that such application will be accepted, that the Company will continue to meet the maintenance requirements of such a listing, or that a regular trading market for such securities will develop, or if such market is developed, that it will be sustained. If such securities of the Company are accepted for listing with NASDAQ but the Company is unable to continue to meet the maintenance requirements of NASDAQ, or if such securities are not accepted for listing, they may be designated as "penny stocks" pursuant to the rules under the Security Exchange Act of 1934, as amended. Such a designation would require any broker or dealer selling such securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser, and determine that the purchaser is reasonably suitable to purchase such securities. (See "Market Information.")

         10. Dividend Policy. The Company has never paid a cash dividend on its Common Stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Accordingly, investors who anticipate the need for immediate income from their investments by way of dividends should refrain from purchasing any of the securities offered hereby. (See "Dividend Policy.")

         11. Dependence on Key Personnel. The Company relies heavily upon the capabilities of Terry L. Young, its Chairman, Chief Executive Officer, and controlling shareholder. Further, a significant portion of the Company's prior financing has been derived from Austin-Young, Inc., a corporation controlled by Mr. Young. The death, disability, or unavailability of Mr. Young, could have a material adverse impact upon the Company. The Company does not have "key man" insurance on Mr. Young. (See "Management.")

         12. Arbitrary Offering Price. The offering price of the security units has been arbitrarily determined by the Company and bears no material relationship to book value, par value, or any other established criterion of value. (See "Underwriting.")

         13. Dilution. Purchasers of the common stock may incur dilution of their investment in that the net tangible book value per share of the Common Stock after the offering may be less than the initial public offering price per common share. Based upon the net tangible book value of the Company at January 31, 1996, and based upon an assumed offering price of $1.50 per share, the dilution to investors would be $0.49 per share, or 32.7%, for each share of Common Stock included in the offering excluding any potential value that may be attributable to the warrant. (See "Dilution.")

         14. Certain Transactions Involving Issuance of Common Shares of the Company. The Company has granted to Austin-Young, Inc., a company controlled by Terry L. Young, an officer, director, and controlling shareholder of the Company, an option to purchase up to 988,000 shares of Common Stock at $3.00 per share at any time prior to February 1, 1998. In addition, Austin-Young, Inc. has advanced significant operating capital to the Company since taking control in 1990. As of September 30, 1996, the Company owed approximately $182,539 to Austin-Young, Inc. for such advances, which amount is evidenced by a promissory note bearing interest at 7% per annum and payable in February 1997. (See "Management" and "Certain Relationships and Related Transactions.")

         15. Market Overhang. The Company currently has approximately 4,400,000 shares of its Common Stock which have not been registered with the Securities and Exchange Commission or any state securities agency and which are currently restricted pursuant to Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (including 3,022,543 shares beneficially owned by Terry L. Young). Of these shares, management believes that approximately 500,000 may be available for resale pursuant to Rule 144. The sale of some or all of the restricted shares of Common Stock could have a material negative impact upon the market price of the Common Stock. (See "Security Ownership of Certain Beneficial Owners and Management" and "Description of Securities.")

         16. Retention of Control by Terry L. Young. Upon completion of the offering, Mr. Young will control approximately 49.01% of the outstanding Common Stock which percentage would be reduced to approximately 41.31% if all existing warrants issued herein are exercised. Accordingly, Mr. Young will continue to be in a position to control the Company and the provisions of the Company's Articles of Incorporation make it unlikely that minority stockholders will be able to meaningfully participate in the governance of the Company.
(See "Security Ownership of Certain Beneficial Owners and Management" and "Description of Securities.")

         17.     Lack of Proven or Probable Reserves.   The Company has
engaged a zeolite geologist to prepare a geological report on the proven and probable zeolite reserves and the clinoptilolite and erionite distribution located on its Harney Basin claims. This report has not been completed. However, a composite geological report prepared by an independent geologist in December 1993 indicated, "477,653,873.3 tons of proven reserves and probably more with additional detailed assessment work" on the southern 2,700 acres of the Harney Basin Deposit. The geological report also states that in-house memorandum produced by Anaconda Minerals (former owners of the northern 4,060 acres of the deposit) estimates reserves at approximately one billion tons on that parcel bringing the total reserves to almost 1.5 billion tons. An erratic distribution of clinoptilolite and erionite on the claims could make it difficult for the Company to ship products with a consistent quality of clinoptilolite, particularly as the products contain a high percentage of clinoptilolite.

         18.     Problems Associated With Selectively Recovering
Clinoptilolite.    Erratic distribution of clinoptilolite and erionite on the
Company's Harney Basin claims could make mining of the purer forms of clinoptilolite more expensive. The erratic distribution could mean the Company would have to do more exploration and drilling to locate the more pure deposits of clinoptilolite to maintain the quality of the products offered by the Company. The Company possesses drill core data on the area of its claims in Oregon where it has filed for its permanent Plan of Operations that indicate there is no erionite content.

         19. Inclement weather. The local climate does not favor year-round mining or processing on the property because the winter is extremely cold and windy during the months of December to February. The rainy season occurs from October through April and would cause problems in stripping, crushing, and screening of the zeolites. Also, the weather could have a material effect on the ability to haul large quantities of the material during the rainy season if permanent roads were not constructed. The Company does not plan to construct permanent roads and does not believe its operations will be restricted since sufficient quantities of zeolite can be mined during good weather conditions and hauled to the mill facility in Burns, Oregon for storage.


NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING CIRCULAR POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.


BUSINESS AND PROPERTIES

         3)  WITH RESPECT TO THE BUSINESS OF THE COMPANY AND ITS PROPERTIES:
         a) DESCRIBE IN DETAIL WHAT BUSINESS THE COMPANY DOES AND PROPOSES TO DO, INCLUDING WHAT PRODUCTS OR GOODS ARE OR WILL BE PRODUCED OR SERVICES THAT ARE OR WILL BE RENDERED.


The Company

American Absorbents Natural Products, Inc. (the Company) markets a number of products using volcanic minerals known as zeolites which are mined from mining claims owned by the Company in the State of Oregon or purchased from other domestic natural zeolites suppliers (who may compete with the Company in the mining portion of its business). These products are used primarily for odor control, gas or liquid adsorption, and the slow release of nutrients into the soil. The Company currently purchases over 75% of its zeolite from domestic suppliers and will continue to do so until the plant is equipped in Oregon. At that time, the Company estimates that its zeolite raw material costs will be reduced from the current level of $85-100 per ton to less than $25 per ton.

The Company currently produces and markets over one dozen products which target the retail consumable products area and which use the natural zeolites mined from the Company's claims or purchased from other producers of zeolites. These products include, among others, Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer, a cat litter product which, when used, can be disposed of into the soil as a soil enhancer, and Stall FreshTM, a product to eliminate urine-generated ammonia odors and wetness caused by livestock.

All of the Company's products use the natural zeolites mined from the Company's unpatented placer mining claims located in the Harney Basin area in the State of Oregon or purchased from other natural zeolites suppliers. When mined, the minerals are stored in bulk near the claims and may be shipped by truck as needed to an independent processing facility in New Mexico for crushing and screening. The Company's larger volume products, such as Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer and Stall FreshTM, are packaged and stored at this facility until they are shipped to the distributor or end retailer. The smaller volume products, such as the shoe odor products, Stinky PinkysTM and SP"s(TM) and Shoe FreshTM, are packaged and stored at the Company's facility in Austin, Texas. The Company uses contract labor for each phase of its current mining, milling, and packaging operations. A portion of the proceeds of this offering will be used to construct milling, packaging and storage operations in its facility near the Company's mining claims in Oregon.

Marketing of the Company's products is performed by the Company's wholly owned subsidiary, American Absorbents, Inc. Since the commencement of its zeolite products business in approximately 1992, the Company has been principally in the product development stage and has focused its marketing efforts primarily in the test market area. Since approximately fall 1993, the Company began marketing its products and currently sells its products through a number of
retailers in the United States.   In November 1995, the Company established a
relationship with a French import company which plans to market some of the Company's products in the international market. The Company currently ships Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer, Stall Fresh(TM), White Buffalo(TM) and Sorbs-A-Lot(TM) to the French company FOB Houston, Texas under a temporary agreement and expects to negotiate a permanent agreement with the next 3-4 months. Exports to France have begun and to date, approximately $61,300 has been invoiced by the Company. The Company's cat litter product has been approved for distribution through several national retail chains including Target, The Kroger Company and The Fleming Company, but the Company has not shipped pursuant to these approvals because of the lack of adequate capital.

The Company has completed the test marketing of its current products and has begun promoting its products in the marketplace. The Company's product promotion is being pursued in several ways, including through participation in trade shows, direct contacts with distributors, product brokers, large national chains, and advertisements in trade publications. The Company is also engaged in public awareness campaigns to inform the general public about the uses of natural zeolites. Public awareness campaigns include distribution of video tapes on the Company and its products, promotion of zeolite products by shareholders, limited distribution of research papers on zeolite uses and by the Company's independent manufacturer's representatives. More recently, CNN Headline News and NASA have broadcast or published information on zeolite uses. Very small amounts have been spent by the Company on advertising awareness campaigns, but products sales in central Texas increase during awareness campaigns and promotions.

The Company is also engaged in a continuing product development program, including test marketing and packaging design programs. During the first two years the Company introduced a new product using natural zeolites on the average of every three months. Some of these new products include Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer, Stall Fresh(TM), White Buffalo(TM), Fresh Pak(TM), Sorbs-A-Lot(TM), Fridge Fresh(TM), Boat Fresh(TM) and Cooler Fresh(TM). Many of the sales outlets that participated in the test marketing programs still carry the products. The Company believes the test marketing programs were successful and believes that sales will increase significantly with marketing capital availability. For future products, the Company will test market each such new product in a limited area until it has determined market acceptance and pricing. The Company will then design the full four-color packaging for the product and introduce it into retail stores.

The Company's unpatented placer mining claims are located on federal land in the Harney Basin, Harney County, Oregon. These 259 claims cover approximately
7.475 square miles. Mining on the claims is open-pit and is performed by removing any overburden with a front-end loader and then hauling the mineral in trucks to be stored in Burns, Oregon, approximately 28 miles from the claims. From there it may be shipped in bulk to a facility in New Mexico for processing. The limited mining permit for the Harney Basin claims will allow the Company to remove 6,750 tons of zeolites during the current year and an additional 6,750 tons at the beginning of the next fiscal year of the limited permit.

The Company does not believe that weather conditions will impose any significant restrictions on its mining operations since it will not be necessary to mine year-round. Since the zeolites are generally located at or near the surface, large tonnage of the material can be mined in a short period of time and then stockpiled for use as necessary.

The Company has prepaid its mining land leases to the Bureau of Land Management through August, 1997. Owning its own claims allows the Company more control over the zeolites that the Company uses in its products.

The Company prepaid consulting fees in October 1993 through the issuance of 17,000 common stock shares valued at $3.00 per share to gain the services of Rogers Wilson, someone with numerous business contacts and business experience to serve as an advisory director to the board of directors. These fees are amortized over a period of three years. Mr. Wilson has experience in founding and managing several successful businesses and has the ability to relate this experience to the management of the Company. Many of his business contacts are influential persons, particularly in the central Texas area.

Principal Products

The Company currently produces and distributes over a dozen products which use the natural zeolites mined on the Company's claims. These include a cat litter product called Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer which can be recycled as a soil enhancer once used as a cat litter; three shoe fresheners called Shoe FreshTM and SP's(TM) and Stinky PinkysTM ; a refrigerator freshener called Fridge FreshTM; an odor and moisture adsorbent for gym bags, closets, diaper pails or other small places called Fresh PakTM; a product used to adsorb most automotive fluids, chemicals, and liquid waste from drips, leaks, or spills called Sorbs-a-LotTM; a product to eliminate urine-generated ammonia odors and wetness caused by livestock called Stall FreshTM; an agricultural product to act as a slow release mechanism of nutrients into soil called Soil EnhancerTM; and an ammonia adsorption product for small animals named Odor OutlawTM.

At present the Company has decided not to be a supplier of raw materials to various industries using natural zeolites, but rather will concentrate its efforts on the marketing of consumable retail products developed by the Company. However, management will remain flexible on this issue if it appears at some future time that the Company could profitably enter the industrial market niche.

SEE "BUSINESS OF THE COMPANY" AND "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS.


         b) DESCRIBE HOW THESE PRODUCTS OR SERVICES ARE TO BE PRODUCED OR RENDERED AND HOW AND WHEN THE COMPANY INTENDS TO CARRY OUT ITS ACTIVITIES. IF THE COMPANY PLANS TO OFFER A NEW PRODUCT(S), STATE THE PRESENT STAGE OF DEVELOPMENT, INCLUDING WHETHER OR NOT A WORKING PROTOTYPE(S) IS IN EXISTENCE. INDICATE IF COMPLETION OF DEVELOPMENT OF THE PRODUCT WOULD REQUIRE A MATERIAL AMOUNT OF THE RESOURCES OF THE COMPANY, AND THE ESTIMATED AMOUNT. IF THE COMPANY IS OR IS EXPECTED TO BE DEPENDENT UPON ONE OR A LIMITED NUMBER OF SUPPLIERS FOR ESSENTIAL RAW MATERIALS, ENERGY OR OTHER ITEMS, DESCRIBE. DESCRIBE ANY MAJOR EXISTING SUPPLY CONTRACTS.

Processing and Packaging of  Products

Each of the products produced by the Company is composed of natural zeolites. After the zeolites are mined from the Company's Harney Basin Claims, they are stored at the Company's storage facility in Burns, Oregon. The zeolites may be hauled on an independent trucking carrier on an as-needed basis to an independent milling plant in New Mexico where the Company pays to have it crushed and screened to the size needed for the Company's particular products. In some situations it is more advantageous to the Company to purchase zeolites from other producers because of freight costs. All of the Company's larger volume products, such as Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer and Stall FreshTM, are packaged and stored at the same facility until they are shipped directly to a distributor or retail store. A quantity of crushed and screened zeolites are also shipped in bulk from this plant to the Company's plant in Austin, Texas, where it is packaged into the smaller volume products such as Stinky PinkysTM and Shoe FreshTM. The Company uses contract labor on an as-needed basis for the packaging operation at its Austin, Texas, facility. The Company does not have any written agreements or binding arrangements for the mining, processing, hauling or packaging of the products which permits the Company to mine, crush, screen, and package only such quantities of products which it can actually distribute. The Company believes that there exist sufficient numbers of companies which can process, haul, and package the zeolites that the loss of one of the current companies furnishing such services would not be materially
detrimental to the continued operations of the Company.   However, management
intends to use a portion of the proceeds of this offering to increase inventory levels of products in order to be able to react quickly to significant orders. The Company plans to increase inventory levels by $150,000 from the proceeds of this offering. In the event that sufficient capital is not raised from the offering to do this, the Company will seek bank financing or financing from private placements of its Common Stock. If sufficient capital is not raised, the Company could have to delay shipments by 30-60 days to allow for accounts receivable turnover. The Company currently has no significant orders pending shipment and has been able to ship on order at the current sales levels. (See "Use of Proceeds.")


         (c) DESCRIBE THE INDUSTRY IN WHICH THE COMPANY IS SELLING OR EXPECTS TO SELL ITS PRODUCTS OR SERVICES, AND, WHERE APPLICABLE, ANY RECOGNIZED TRENDS WITHIN THAT INDUSTRY. DESCRIBE THAT PART OF THE INDUSTRY AND THE GEOGRAPHIC AREA IN WHICH THE BUSINESS COMPETES OR WILL COMPETE.

Background Information on Zeolites

Zeolite compounds are comprised of aluminum, silicon and other elements which have a predictable crystalline structure with pore openings of molecular dimensions. Clinoptilolite is one classification type of more than 40 types of zeolite and is the classification type most used by the Company. The structure will capture certain substances which vary with the size and shape of the pores. Zeolites are also chemically active and their surfaces are able to attract and hold molecules through processes known as adsorption and absorption. These characteristics also serve to enable zeolites to function as catalysts, whereby the rate of chemical reactions may be altered. More than 40 types of zeolites occur naturally and an even greater number may be synthetically produced because of their higher adsorption capacities, lack of impurities, and regeneration capabilities. Although management believes that synthetic zeolites can be currently produced with the exact properties as the zeolites used by the Company in its products, the high cost of such synthetically produced zeolites makes them less desirable in products similar to those marketed by the Company which require lower costs to be competitive with similar products without zeolites.

The synthetic development and commercial introduction of zeolite products began in the early 1950s. A variety of companies have entered the industry and provide zeolite products used in many diverse agronomic and horticultural applications. These applications include slow-release fertilization, zeoponics, soil conditioning, and soil remediation. In addition, natural zeolites are used in water-filtration systems to produce clean drinking water, as a food supplement for livestock and poultry to protect them from toxic substances, as filler in cement, and in the collection and disposal of radioactive waste. In general, the industry offers high quality products and processes designed for specialty markets. As the physical properties of zeolites have become more widely known, the amount of zeolites used has increased. The domestic use of natural zeolites increased 71% from 1991 to 1992 according to the U.S. Department of the Interior, Bureau of Mines and has continued to increase since that time within the United States and Europe. The area in which the Company now competes is in using natural zeolites in products that adsorb liquids or gases which might otherwise be harmful or obnoxious, and in a product which time releases nutrients into the soil.


         INDICATE WHETHER COMPETITION IS OR IS EXPECTED TO BE BY PRICE, SERVICE, OR OTHER BASIS. INDICATE (BY ATTACHED TABLE, IF APPROPRIATE) THE CURRENT OR ANTICIPATED PRICES OR PRICE RANGES FOR THE COMPANY'S PRODUCTS OR SERVICES, OR THE FORMULA FOR DETERMINING PRICES, AND HOW THESE PRICES COMPARE WITH THOSE OF COMPETITORS'

PRODUCTS OR SERVICES, INCLUDING A DESCRIPTION OF ANY VARIATIONS IN THE PRODUCT OR SERVICE FEATURES. NAME THE PRINCIPAL COMPETITORS THAT THE COMPANY HAS OR EXPECTS TO HAVE IN ITS AREA OF COMPETITION. INDICATE THE RELATIVE SIZE AND FINANCIAL AND MARKET STRENGTHS OF THE COMPANY'S COMPETITORS IN THE AREA OF
COMPETITION IN WHICH THE COMPANY IS OR WILL BE OPERATING.   STATE WHY THE
COMPANY BELIEVES IT CAN EFFECTIVELY COMPETE WITH THESE AND OTHER COMPANIES IN ITS AREA OF COMPETITION.



Competition

The Company may experience substantial competition in its efforts to develop and market its products. It is extremely time consuming, costly, and difficult to gain acceptance from the large chain stores which may offer the products developed by the Company. The Company will be competing with manufacturers of products similar to those marketed by the Company but not containing any natural zeolites; similar products using zeolites mined from the competitor's own reserves; similar products using zeolites purchased by the competitor from third parties and producers of synthetic zeolites which have the same effectiveness for doing the job as natural zeolites, but which are much more expensive. Many of these companies possess financial, technological and personnel resources substantially greater than those of the Company. The Company believes that it can compete favorably with many of these companies because of the ability of the Company to produce its natural zeolites products at relatively low cost because of the vast amount of easily accessible zeolites located on the Company's mining claims. Management believes that most competitors will be burdened with the additional cost of removing from a few to several feet of soil covering their deposits of zeolites. The Company believes that it has quantities of zeolites available to it with little or no overburden sufficient to meet its requirements for the foreseeable future. Management also believes that because the Company's operations are designed to reduce overhead expenses and the costs of producing the products through the use of contract labor and independent contractors, the Company will be able to remain flexible to the changing nature of products using environmentally safe materials. In addition, funds from this public offering will be used to equip a processing, packaging, and storage operation in its facility in Burns, Oregon near the Company's mining claims in Oregon. The Company plans to use $450,000 from the proceeds of this offering to equip the plant. In the event that sufficient capital is not raised from the offering to do this, the Company may seek bank financing or financing through private placements of its Common Stock. If sufficient capital is not raised by these methods, the Company will continue to buy processing from other domestic suppliers until the gross profits on sales are sufficient to equip the plant. Early stage mining and processing cost estimates indicate the Company will be able to significantly reduce the costs of the products and allow the Company to be more competitive. (See "Use of Proceeds" and "Properties.")

 The Company currently has available to it 13,365,000 pounds of zeolites through a limited mining permit relative to its Harney Basin, Oregon claims. According to the State of Oregon, Department of Geology and Minerals Industries, the Company can renew its limited mining permit issued by them and remove an additional 13,500,000 pounds of zeolites each 12 month period that the limited mining permit is renewed. The Company is eligible to file for limited mining permits, which allow for the removal of 5,000 cubic yards (13,500,000 pounds) of material each 12 month period on each of its three properties and the Company may file for limited mining permits on its Sheaville, Oregon and Arizona claims which will make an additional 27,000,000 pounds of zeolites available to it each 12 month period. This will assure the Company that it has enough zeolites available to meet its sales projections until a permanent mining permit can be obtained. Prior experience has shown that these limited mining permits can be obtained in less than 60 days. The Company has engaged the services of a geologist through a contract to file all the necessary applications and paperwork to obtain a permanent mining permit from the State of Oregon on its Harney Basin Claims. The paperwork to be filed includes an application and application fee of $675.00, a Reclamation Plan and the posting of a Performance Bond relative to the reclamation process. The Company has filed the preliminary Plan of Operations and Reclamation Plan with the District Office of the Bureau of Land Management in the county where the mining operations will occur. Normally, the State of Oregon, Department of Geology and Minerals Industries can have the Permanent Plan of Operations Mining Permit approved within 60 days after the District Office of the Bureau of Land Management has approved the Plan. The

Permanent Plan of Operations Mining Permit, which the Company believes will be in place within the next few months, places no limit on the tonnage of zeolites that can be mined on the claims specified in the Plan. Until the Company has all permits in place to mine enough zeolites from its claims to meet its needs, it will continue to acquire any shortfalls from other suppliers of natural zeolites.

In-house reports developed by Anaconda Minerals (former owner of the northern portion of the Harney Basin Claims), from core data available to them, reflect a thickness up to 300 feet on the northern 4060 acres. These reports reflect that this 4060 acres contains mostly zeolites exceeding 90% purity. The Company currently holds a limited mining permit which allows for the removal of 5,000 cubic yards of material each 12 month period. The Company has made application for a permanent mining permit, but there is no assurance as to when, if ever, it will obtain such permit. Based on 20 cubic feet per ton of material it is unlikely that the Company will find it necessary to lower the purity of zeolites content in its products within the foreseeable future.

The Company is aware of approximately thirty-two other companies in the central Texas area which are marketing various types of cat litter products.
Management is also aware of three other companies in the nation which market a cat litter product using natural zeolites, only two of which own zeolites mining claims. Management believes that Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer can favorably compete with the cat litters not using natural zeolites on a price per pound basis with the added benefit of an environmentally friendly product. Whereas the Company's cat litter product can be used as a soil enhancer to benefit plants by retaining water in the soil after it has been used as cat litter, most other cat litter products use clay which, if mixed with soil, would create a moisture barrier and retard plant growth. Management does not view the percentage of the Texas or national cat litter market currently held by the present cat litter products using natural zeolites to be significant and therefore does not believe that the sale of such products by such companies will significantly impact sales of Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer by the Company.

The Company's shoe products, Shoe FreshTM and SP's(TM) and Stinky PinkysTM, compete with a number of large companies which manufacture similar shoe products, none of which are believed to use natural zeolites from their own mining claims. Management is aware of a small company currently marketing a shoe product using natural zeolite; however, such company does not have access to its own zeolites mining claims. Management believes that it can compete favorably with these entities based upon pricing of the Company's products with the advantage of being friendly to the environment.

The Company is not aware of any product similar to or which competes with Fresh PakTM.

The Company competes with a number of manufacturers of products used to absorb automotive fluids, chemicals, and other liquid wastes from motor vehicles and machines. However, management is aware of only one other product which uses natural zeolites. Again management believes that the Company's product, Sorbs-a-LotTM, can compete favorably with these other products based upon pricing and performance of the product.

The Company is aware of only one other company, which does not own its own zeolite deposits, which markets a product similar to Stall FreshTM.

         NOTE: BECAUSE THIS OFFERING CIRCULAR FOCUSES PRIMARILY ON DETAILS CONCERNING THE COMPANY RATHER THAN THE INDUSTRY IN WHICH THE COMPANY OPERATES OR WILL OPERATE, POTENTIAL INVESTORS MAY WISH TO CONDUCT THEIR OWN SEPARATE INVESTIGATION OF THE COMPANY'S INDUSTRY TO OBTAIN BROADER INSIGHT IN ASSESSING THE COMPANY'S PROSPECTS.


         (d) DESCRIBE SPECIFICALLY THE MARKETING STRATEGIES THE COMPANY IS EMPLOYING OR WILL EMPLOY IN PENETRATING ITS MARKET OR IN DEVELOPING A NEW MARKET. SET FORTH IN RESPONSE TO QUESTION 4 BELOW THE TIMING AND SIZE OF THE RESULTS OF THIS EFFORT WHICH WILL BE NECESSARY IN ORDER FOR THE COMPANY TO BE PROFITABLE. INDICATE HOW AND BY WHOM ITS PRODUCTS OR SERVICES ARE OR WILL BE MARKETED (SUCH AS BY ADVERTISING, PERSONAL CONTACT BY SALES

REPRESENTATIVES, ETC.), HOW ITS MARKETING STRUCTURE OPERATES OR WILL OPERATE AND THE BASIS OF ITS MARKETING APPROACH, INCLUDING ANY MARKET STUDIES. NAME ANY CUSTOMERS THAT ACCOUNT FOR, OR BASED UPON EXISTING ORDERS WILL ACCOUNT FOR, A MAJOR PORTION (20% OR MORE) OF THE COMPANY'S SALES. DESCRIBE ANY MAJOR EXISTING SALES CONTRACTS.


Marketing and Distribution

Marketing of the Company's products is performed by the Company's wholly owned subsidiary, American Absorbents, Inc. (AAI). Since the commencement of its zeolite products business in approximately 1992, the Company has been principally in the product development stage and has focused its marketing efforts primarily in the test market area. Commencing in fall 1993 the Company began, on a limited basis, the marketing phase of its business. The Company is currently beginning the sale of Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer, Stall Fresh(TM), White Buffalo(TM), 6x40 mesh size bulk, and -40 mesh size bulk in the agricultural market in the United States, Shoe Fresh(TM), Stinky Pinkys(TM), Fridge Fresh(TM), Fresh Pak(TM), Sorbs-A-Lot(TM) and Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer in retail markets in the United States and has begun exporting Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer, Stall Fresh(TM), Sorbs-A-Lot(TM) and White Buffalo(TM) for sale in the European market.

Management of AAI believes that it has had good market response to the Company's products. Test marketing of all but two products was successful and has convinced management that consumers are willing to accept natural zeolite products. Test marketing was performed by the Company for each of the products in a limited number of retail outlets by placing a small number of bags of products in the stores using generic packaging. In each instance the Company contacted the store to determine whether it had received any complaints or comments about the products. In each case the products were sold quickly and no complaints were received, and, in most cases, requests for more bags were received from customers by the retail outlet. In addition, generic bags of the cat litter were distributed to cat breeders who responded favorably to the Company concerning the efficiency of the product. Management believes that the poor test marketing results of the two products, which were air filtration systems using natural zeolites, were caused by delays in production caused by outside manufacturers over which the Company had no control. Management does not believe that the foregoing test marketing process provides conclusive independent data, but that it does furnish indications of acceptance of the products in the limited markets in which they were tested. Management also believes that the continuing attention of the media and the government on environmentally safe products will benefit the efforts of the Company to seek acceptance of its products by the public.

AAI has established a pricing structure for its products which permits sales to be made either through distributors or directly to retail marketers.
Management of AAI is actively recruiting additional distributors and brokers for the Company's products through its group of independent manufacturer's representatives. Management does not believe that the loss of any single or group of the Company's largest customers would have a materially adverse effect on the Company's business. However, since the Company is in the beginning of its marketing phase of operations, and since AAI is actively seeking new and larger customers, the foregoing information may not remain true in light of proposed product marketing and distribution over the next twelve months.

Using $350,000 of the funds from this offering, the management of AAI anticipates a high level of product promotion in the future, primarily through attendance at trade shows, media advertising and through direct contact with distributors, product brokers, and large national chains. In the event sufficient capital is not raised through this offering, the Company may seek bank financing or financing through the issuance of its Common Stock through private placements. In the event this is not successful, the growth rate of the Company could be slowed due to the lack of sufficient advertising, public awareness and promotion. (See "Use of Proceeds.") AAI also believes that a critical factor in the promotion of its products is educating the public about the use and benefits of using natural zeolites products and intends to promote such information by participating in trade shows and otherwise in disseminating information about the use of zeolites.

As the Company's products become more widely distributed throughout the United States, although there is no assurance when this will happen, if ever, the Company may lease or acquire regional facilities to package and store finished products for regional distribution. Management believes that the use of such facilities would reduce the cost of furnishing the finished products to its customers. Zeolites mined at the Company's Harney Basin Claims would be shipped in bulk to the regional warehouses where the Company would contract with local labor to bag the zeolites into Company product packages. Such packages would be stored until shipped to distributors or end retailers.
Except for the facility near the Harney Basin Claims and the warehouse facility in Austin, Texas, the Company has not designated even the general location of future regional packaging and warehouse facilities, and is not negotiating for the lease or purchase of such additional facilities.


         (e) STATE THE BACKLOG OF WRITTEN FIRM ORDERS FOR PRODUCTS AND/OR SERVICES AS OF A RECENT DATE (WITHIN THE LAST 90 DAYS) AND COMPARE IT WITH THE BACKLOG OF A YEAR AGO FROM THAT DATE.
         EXPLAIN THE REASON FOR SIGNIFICANT VARIATIONS BETWEEN THE TWO FIGURES, IF ANY. INDICATE WHAT TYPES AND AMOUNTS OF ORDERS ARE INCLUDED IN THE BACKLOG FIGURES. STATE THE SIZE OF TYPICAL ORDERS. IF THE COMPANY'S SALES ARE SEASONAL OR CYCLICAL, EXPLAIN.

Until recently, the Company has been primarily in a test marketing phase. Accordingly, there was no backlog at January 31, 1996 or January 31, 1995. No backlog exists at the present time. The Company has maintained sufficient inventory levels to ship products as they are ordered and plans to maintain sufficient inventory levels in the future to ship orders as they are received. Typical orders for the Company's products will be in 22-ton truckload quantities. The Company does not expect significant seasonal or cyclical sales. However, sales of products used in livestock stalls and pens may fluctuate in areas where there is extreme inclement weather during the winter months.

         (f) STATE THE NUMBER OF THE COMPANY'S PRESENT EMPLOYEES AND THE NUMBER OF EMPLOYEES IT ANTICIPATES IT WILL HAVE WITHIN THE NEXT 12 MONTHS. ALSO, INDICATE THE NUMBER BY TYPE OF EMPLOYEE (I.E., CLERICAL, OPERATIONS, ADMINISTRATIVE, ETC.) THE COMPANY WILL USE, WHETHER OR NOT ANY OF THEM ARE SUBJECT TO COLLECTIVE BARGAINING AGREEMENTS, AND THE EXPIRATION DATE(S) OF ANY COLLECTIVE BARGAINING AGREEMENT(S). IF THE COMPANY'S EMPLOYEES ARE ON STRIKE, OR HAVE BEEN IN THE PAST THREE YEARS, OR ARE THREATENING TO STRIKE, DESCRIBE THE DISPUTE. INDICATE ANY SUPPLEMENTAL BENEFITS OR INCENTIVE ARRANGEMENTS THE COMPANY HAS OR WILL HAVE WITH ITS EMPLOYEES.

At September 30, 1996, the Company had three full-time employees not including contract laborers who are employed through independent agencies on an "as needed" basis and not including independent manufacturer's representatives who contract with the Company to market the Company's products. The three full-time employees include two management executives and one clerical/administrative person. These persons are eligible to receive stock options (subject to the Board of Directors approval) under the Company's stock option plan. No stock options have been granted to employees at the present time. Mr. Young, one of the management executives, does not receive a salary from the Company, but most likely will upon completion of this offering. The Company also receives business expertise from its outside director who does not receive any compensation from the Company, but are eligible to receive common
stock options under the Company's stock option plan.   The Company contracts
with independent contractors for the mining, milling and packaging of its zeolites, thereby eliminating the need for employees for these purposes and avoiding potential liabilities relative to payroll taxes, injuries and OSHA regulations. The Company is not aware of any strikes or collective bargaining agreements relative to any of its contractors.

         (g) DESCRIBE GENERALLY THE PRINCIPAL PROPERTIES (SUCH AS REAL ESTATE, PLANT AND EQUIPMENT, PATENTS, ETC.) THAT THE COMPANY OWNS, INDICATING ALSO WHAT PROPERTIES IT LEASES AND A SUMMARY OF THE TERMS UNDER THOSE LEASES, INCLUDING THE AMOUNT OF PAYMENTS, EXPIRATION DATES, AND THE TERMS OF ANY RENEWAL OPTIONS. INDICATE WHAT PROPERTIES THE COMPANY INTENDS TO ACQUIRE IN THE IMMEDIATE FUTURE, THE COST OF SUCH ACQUISITIONS AND

THE SOURCES OF FINANCING IT EXPECTS TO USE IN OBTAINING THESE PROPERTIES, WHETHER BY PURCHASE, LEASE, OR OTHERWISE.


                                   PROPERTIES

Mining Properties

The Company has located or acquired 259 unpatented placer mining claims located in the Harney Basin, Harney County, Oregon, covering approximately 7.475 square miles and situated approximately 28 miles south of Burns, Oregon, and about 214 miles west of Boise, Idaho (the Harney Basin Claims). Also, the Company has located or acquired 26 unpatented zeolites placer mining claims in Malheur County, Oregon, near the town of Sheaville (hereinafter the "Sheaville Claims"). In addition, the Company has purchased 10 unpatented lode zeolite mining claims situated in Mohave County, Arizona, approximately 60 miles northwest of Kingman, Arizona, near the town of Dolan Springs, Arizona (hereinafter the "Arizona Claims"). The initial focus of the Company is on the Harney Basin Claims and the Company has no present plans to develop the Sheaville Claims or the Arizona Claims until it has had an opportunity to complete sampling and mapping activities on the properties. The Company has not been made aware of any rival claimant's interest in or restrictions imposed by the Bureau of Land Management that might impair the Company's possessory interest in the Arizona "lode" claims. The Company has not discussed this issue with mining counsel.

The northern portions of the Harney Basin Claims were originally filed by Anaconda Minerals Company in 1975. Claims covering much of the southern portion were filed in 1979 by Occidental Minerals Company. Drilling and evaluation of the deposit by both companies continued into the 1980s. Since then several companies, including PDZ Corporation, Tenneco Specialty Minerals, Steelhead Specialty Minerals, East West Minerals, Inc. and New Gold, Inc. have had an interest in part or all of the properties previously held by Anaconda and Occidental. The Company is in possession of extensive trenching and core drilling data on the basin, which data were compiled by Occidental and
Anaconda.   A composite geological report dated December 14, 1993, and prepared for the Company from such data by William G. Ellis, an independent geologist, estimates the early sampling of the area established numerous good-quality zeolite beds in a 7.5 square mile area with an average of slightly over 70% total zeolites content, consisting primarily of clinoptilolite, with lesser amounts of phillipsite, chabazite, mordenite and erionite. The Company intends to avoid the beds of zeolites containing erionite and concentrate its mining efforts solely on the beds of zeolites containing no erionite. The zeolites were laid down in beds at various time periods during the formation
of the deposit.   The Company's current products are  made from clinoptilolite.
Erionite and clinoptilolite are two classification types of more than 40 different classification types of natural zeolite minerals. When viewed under a microscope, the Erionite type of zeolite has a fibrous consistency which has caused it to be classified as a "potentially hazardous material". However, no significant testing has been conducted by the government to make further determinations. Sampling of materials taken from current operations indicates a higher percentage of clinoptilolite purity. The Company's current operations are on the northern 4060 acres of the Harney Basin claims which previous core data reports indicate has a thickness up to 300 feet of 90% clinoptilolite purity. Other areas of the Harney Basin contain less pure (40%-80%) zeolites content. The northern portion of the claims is so extensive that the Company does not see a need to mine the less pure deposits in the foreseeable future. The zeolites deposits on the Harney Basin Claims are on or near the surface with little or no overburden, thus reducing the cost of extraction.

The Company does not believe there will be any problems involved with selectively recovering high purity clinoptilolite material for use in its products since in-house reports indicate the northern 4060 acres of the Harney Basin contain in excess of 880,000,000 tons of 90% pure zeolites

All current mining on the Harney Basin Claims is open-pit strip mining of five to ten feet of the surface mineral. The property is then reclaimed by leveling and planting natural grasses. To perform this operation, the Company removes any overburden with a front-end loader which is also used to remove the zeolites. This material is then loaded onto trucks and hauled to Burns, Oregon (approximately 28 miles) where it is stored. As the material is needed, it may be shipped in bulk to the New Mexico facility where it is crushed and screened. Such mining and milling operations are currently provided on a contract basis. The Company is aware of a number of entities providing contract mining and milling services believed sufficiently experienced to conduct the Company's mining and milling operations. The Company is currently using an entity located in Burns, Oregon, near the claims to perform mining operations.

From the funds raised in this offering, the Company intends to purchase and operate $250,000 worth of its own mining equipment and to equip its own crushing and screening plant which was acquired in October 1995. Mining equipment would consist of front-end loaders to extract the mineral from the ground and dump trucks to haul it to the plant for crushing and screening. If sufficient capital is not raised to purchase the mining equipment, the Company will continue to hire a mining contractor in Burns, Oregon to mine the zeolite with no negative impact to the Company's operations. It is also anticipated that the facility will be used to package a significant portion of the zeolites for shipment directly to its customers. Bulk zeolites would continue to be shipped to the Company's facility in Austin, Texas for packaging and shipment.

The Harney Basin Claims lie in the center of the southeastern quarter of the State of Oregon and approximately the center of Harney County. The property is crossed by state highway 205, which offers virtual year-round access. Existing ranch and county roads from the highway offer access to almost all of the property of interest; however, sustained mining operations may require the construction of more permanent facilities. The Company has no present intention to commence mining operations of the magnitude which would require larger permanent facilities.

The local climate does not favor year-round mining or processing on the property because the winter is extremely cold and windy during the months of December to February. The rainy season occurs from October through April and would cause problems in stripping, crushing, and screening of the zeolites. Also, the weather could have a material effect on the ability to haul large quantities of the material during the rainy season if permanent roads were not constructed. The Company does not plan to construct permanent roads and does not believe its operations will be restricted since sufficient quantities of zeolite can me mined during good weather conditions and hauled to the mill facility in Burns, Oregon for storage.

The owner of an unpatented mining claim holds possessory title to the claim. Possessory title is not legal title in the usual sense of the term, nor does it arise out of any instrument or grant by the United States or out of any action taken by any officer or agency of the state or federal governments. Only when a claim is patented is there any affirmative government grant under which legal title vests in the usual concept of property ownership. Possessory title arises as a matter of law out of the performance by the locator of the claim of certain acts of location, including the staking of claim boundaries and the making of certain record filings in compliance with the requirements of federal
and state laws.   The validity of  an unpatented mining claim cannot be
conclusively determined by an inspection of public records. It is dependent upon the legal availability of the lands at the time the location is made and the validity of the mineral discovery within the boundaries of each claim, in compliance with federal, state and local laws relative to location procedures. Prior to 1992 possessory title was maintained against subsequent location by the annual performance of labor or improvements on or for the benefit of each mining claim. The Company believes all past assessment work requirements relating to the Company's claims were adequately performed. Since 1992 possessory title for persons holding ten or more claims is maintained by payment of an annual claim fee of $100. The Company believes it has met the requirements for holding possessory title to the claims located on land owned by the Department of the Interior, Bureau of Land Management.

The Company believes the unpatented mining claims it holds have been located in compliance with the applicable state and federal mining laws and generally
accepted standards in the mining industry.   The Company is not aware at the
present time of any material conflicts with other parties concerning the claims and believes it has valid possessory right in those claims.

Office and Warehouse Facilities

The Company's principal executive offices are located in approximately 4,300 square feet of office space which is being furnished by Austin-Young, Inc.
Such space was being furnished by Austin-Young, Inc. pursuant to a lease which expired December 31, 1995. The Company continues to lease the space on a month-to-month basis. Monthly rental for such office space is $500 per month. Such lease also includes the use of the office furniture and equipment located at such facility. Management believes that the lease terms and rates paid by the Company are no less favorable than those paid by unrelated third parties. (See "Certain Relationships and Related Transactions.")

The Company acquired a building containing approximately 4,500 square feet of commercial warehouse space located in Austin, Texas, in September 1993. This space is used by the Company to package and store its inventory of smaller sized products. The facility is owned subject to an existing mortgage in the principal amount of approximately $125,000 as of September 30, 1996. Said principal amount is payable in monthly interest only payments of approximately $900 with a balloon payment of $125,000 due in October, 1997 which the Company plans to pay from the proceeds of this offering. If sufficient funds are not raised from this offering, the Company will seek bank financing using the property as collateral. Because said facility lacks permanent heating and air conditioning, it is limited for use during the months of extreme cold or heat. $25,000 of the proceeds of this offering will be used to add heating and air conditioning equipment to the building and to remodel approximately 1,000 square feet to be used as office and showroom space for operations personnel; executive management will remain at the present facility furnished by Austin-Young, Inc. In October 1995, the Company acquired a production plant containing 3,500,000 cu. ft. of production, packaging and storage space in Burns, Oregon, approximately 28 miles from its Harney Basin zeolites deposits. $450,000 of this offering will be used to equip this facility with crushing, milling, drying, screening, packaging and storage equipment. The facility is already equipped with a 70-ton overhead crane for easy movement of equipment and inventory throughout the facility. (See "Use of Proceeds" and "Certain Relationships and Related Transactions.")


         (h) INDICATE THE EXTENT TO WHICH THE COMPANY'S OPERATIONS DEPEND OR ARE EXPECTED TO DEPEND UPON PATENTS, COPYRIGHTS, TRADE SECRETS, KNOW-HOW OR OTHER PROPRIETARY INFORMATION AND THE STEPS UNDERTAKEN TO SECURE AND PROTECT THIS INTELLECTUAL PROPERTY, INCLUDING ANY USE OF CONFIDENTIALITY AGREEMENTS, COVENANTS-NOT-TO-COMPETE AND THE LIKE. SUMMARIZE THE PRINCIPAL TERMS AND EXPIRATION DATES OF ANY SIGNIFICANT LICENSE AGREEMENTS. INDICATE THE AMOUNTS EXPENDED BY THE COMPANY FOR RESEARCH AND DEVELOPMENT DURING THE LAST FISCAL YEAR, THE AMOUNT EXPECTED TO BE SPENT THIS YEAR, AND WHAT PERCENTAGE OF REVENUES RESEARCH AND DEVELOPMENT EXPENDITURES WERE FOR THE LAST FISCAL YEAR.

Trademarks

The Company markets its products under a number of trademarks. The Company has applied for federal trademark protection on its products currently marketed by the Company. Trademark registrations have been issued on Odor Outlaw(R) (Reg. No. 1,869,150) and Stinky Pinkys(R) (Reg. No. 1,909,695). Other trademark applications are still pending before the trademark and patents commission.
The Company does not own, hold, or use any patents. Independent manufacturer's representatives are required to sign contract agreements relative to confidentially, marketing of other zeolites products and competition upon severance of the relationship between themselves and the Company.

Product Development

The Company has been engaged in continuing product development, including a test marketing and packaging design program. The Company spent approximately $8,115, $140,379 and $81,370 in the years ended January 31, 1996, 1995 and
1994, respectively, for this program.  The

Company develops its zeolite products in-house. The Company test markets each product in a limited number of stores in generic packaging prior to producing final packaging. No expense was allocated to product development in the last fiscal year since amounts were immaterial as the management concentrated its efforts on the formulation of marketing programs for its existing products. During the first two years the Company introduced a new product on the average of every three months and at the present time has eight products that are ready for marketing in final packaging and five other products that can be marketed in generic packaging. The Company determined product marketability and pricing levels from the test marketing programs.

         (i) IF THE COMPANY'S BUSINESS, PRODUCTS, OR PROPERTIES ARE SUBJECT TO MATERIAL REGULATION (INCLUDING ENVIRONMENTAL REGULATION) BY FEDERAL, STATE, OR LOCAL GOVERNMENTAL AGENCIES, INDICATE THE NATURE AND EXTENT OF REGULATION AND ITS EFFECTS OR POTENTIAL EFFECTS UPON THE COMPANY.



Regulation

Current operations on the Harney Basin Claims are not subject to federal or state reclamation requirements because of the limited nature of the operations. The Company has been granted an exemption from the requirements for a reclamation plan and a bond for its operations in the Harney Basin pursuant to ORS 517.750(15)(a) which states that the mining site is less than one acre and a total of less than 5,000 cubic yards of mineral have been or will be removed per year. Although these mining operations for zeolites on the Harney Basin Claims are presently performed by others, such operations are still subject to existing federal, state, and local laws and regulations relating to employee health and safety. The Company believes that the cost of such compliance does not have a material impact upon the cost of extracting the zeolites. In addition, the companies with which the Company has contracted to crush, screen, and package the zeolites are subject to similar safety and health regulations. In general, mining and milling operations are subject to compliance with the regulations promulgated under the federal Mining and Minerals Policy Act of 1970 and the requirements of the federal Occupational Safety and Health Administration (OSHA), as well as equivalent state regulations.

The Company believes that it will be able to meet its sales objectives for up to one year under the limited mining permit currently used in connection with the Oregon claims. In order to expand its present mining operations, the Company has retained a geologist to file an application for permanent mining permits from the federal Bureau of Land Management, the State of Oregon, and other regulatory bodies. Federal law requires that prior to expanding its operations, the Company must submit a reclamation plan which includes an environmental assessment or an environmental impact statement which sets forth the plan of operation, assesses the impact of the operations on the local environment, and specifies the extent and type of reclamation which will be
required.   Such plan will also require the posting of a bond by the Company.
No assurance can be given that a mining permit will be approved or issued. Compliance with such requirements may be costly and could delay expansion of the Company's operations. The Company has begun work on obtaining an expanded mining permit, and management estimates that such permit will be approved within the next few months. In the event that such an expanded permit cannot be obtained by the Company, management intends to seek limited mining permits for the Company's mining claims located near the town of Sheaville, Oregon, and the mining claims located in Arizona. There is no assurance that such limited mining permits can be obtained by the Company. Failure of the Company to obtain limited or permanent mining permits to mine zeolites from claims that it owns could result in the Company not being able to take advantage of a competitive edge that might be gained from more extensive mining from its own claims.

Failure to comply with applicable governmental regulations could result in enforcement proceedings against the Company by appropriate agencies. Compliance with existing regulations and those that may come into existence in the future may have a substantial impact upon the Company's capital expenditures and could adversely affect its operations. The Company believes it is in compliance with all applicable laws and regulations at this time.

Environmental Concerns

On portions of the Harney Basin Claims the Company has discovered small quantities of erionite in the zeolite deposits. The federal Environmental Protection Agency has classified erionite as a potentially hazardous mineral which may be harmful to animals and humans. However, no conclusive research has been completed by the government. Management believes that the zeolite deposits containing erionite can easily be detected and avoided. The Company has no present intent to mine any deposits in which erionite is present.

South of the Harney Basin Claims is a small area known as the South Narrows Area of Critical Environmental Concern containing an endangered plant species known as the Malheur Wirelettuce. The Company has released its claims which border on this area which management believes will satisfactorily minimize any impact on the habitat for this endangered plant species.

The Harney Basin Claims are generally surrounded by, and on the east side adjoin, the Malheur Wildlife Area. To the extent that mining operations may be visible from the wildlife area, the Company may be required to impose dust abatement or other measures designed to reduce any impact on the wildlife area. Management does not believe that compliance with such measures would have a material effect upon any proposed mining operations on the claims.


         (j) STATE THE NAMES OF ANY SUBSIDIARIES OF THE COMPANY, THEIR BUSINESS PURPOSES, AND OWNERSHIP, AND INDICATE WHICH ARE INCLUDED IN THE FINANCIAL STATEMENTS ATTACHED HERETO. IF NOT INCLUDED, OR IF INCLUDED BUT NOT CONSOLIDATED, PLEASE EXPLAIN.

American Absorbents, Inc. is a 100% owned subsidiary of American Absorbents Natural Products, Inc. and is included in the consolidated financial statements of American Absorbents Natural Products, Inc. American Absorbents, Inc. is the marketing division of American Absorbents Natural Products, Inc.


         (k) SUMMARIZE THE MATERIAL EVENTS IN THE DEVELOPMENT OF THE COMPANY (INCLUDING ANY MATERIAL MERGERS OR ACQUISITIONS) DURING THE PAST FIVE YEARS, OR FOR WHATEVER LESSER PERIOD THE COMPANY HAS BEEN IN EXISTENCE. DISCUSS ANY PENDING OR ANTICIPATED MERGERS, ACQUISITIONS, SPIN-OFFS, OR RECAPITALIZATION. IF THE COMPANY HAS RECENTLY UNDERGONE A STOCK SPLIT, STOCK DIVIDEND, OR RECAPITALIZATION IN ANTICIPATION OF THIS OFFERING, DESCRIBE (AND ADJUST HISTORICAL PER SHARE FIGURES ELSEWHERE IN THIS OFFERING CIRCULAR ACCORDINGLY).

The Company

American Absorbents Natural Products, Inc. markets a number of products using volcanic minerals known as zeolites which are mined from mining claims owned by the Company in the State of Oregon or purchased from other natural zeolites suppliers (who may compete with the Company in the mining portion of its business). These products are used primarily for odor control, gas or liquid adsorption, and the slow release of nutrients into the soil.

The Company currently produces and markets over one dozen products which target the retail consumable products area and which use the natural zeolites mined from the Company's claims or purchased from other producers of zeolite. These products include Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer, a cat litter product which, when used, can be disposed of into the soil as a soil enhancer, and Stall FreshTM, a product to eliminate urine-generated ammonia odors and wetness caused by livestock.

All of the Company's products use the natural zeolites mined from the Company's unpatented placer mining claims located in the Harney Basin area in the State of Oregon or purchased from other natural zeolites suppliers. When mined, the minerals are stored in bulk near the claims and may be shipped by truck as needed to an independent processing facility in New Mexico for crushing and screening. The Company's larger volume products, such as Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer and Stall FreshTM, are packaged and stored at this facility until they are shipped to the distributor or end retailer. The smaller volume products, such as the shoe odor products, Stinky PinkysTM and SP's(TM) and Shoe FreshTM, are packaged and stored at the Company's facility in Austin, Texas. The Company uses contract labor for each phase of its current mining, milling, and packaging operations. A portion of the proceeds of this offering will be used to equip the milling, packaging and storage facility near the Company's mining claims in Oregon.

Marketing of the Company's products is performed by the Company's wholly owned subsidiary, American Absorbents, Inc. Since the commencement of its zeolites products business in approximately 1992, the Company has been principally in the product development stage and has focused its marketing efforts primarily in the test market area. Since approximately Fall 1993 the Company began limited marketing of its products and currently sells its products to a number
of retailers in the United States.   In December 1995, the Company began
exporting some of its products for distribution in the European market through a French import company.

The Company has completed the test marketing of its current products and is currently engaged in promoting its products in the marketplace. The Company's product promotion is being pursued in several ways, including through participation in trade shows, direct contacts with distributors, product brokers, large national chains, and advertisements in trade publications. The Company is also engaged in public awareness campaigns to inform the general public about the uses of natural zeolites.

The Company is also engaged in a continuing product development program, including test marketing and packaging design programs. During the first two years the Company introduced a new product using natural zeolites on the average of every three months. For future products, the Company will test market each such new product in a limited area until it has determined market acceptance and pricing. The Company will then design the full four-color packaging for the product and introduce it into the marketplace.

The Company's unpatented placer mining claims are located on federal land mostly in the Harney Basin, Harney County, Oregon. These 259 claims cover approximately 7.475 square miles. Mining on the claims is open-pit and is performed by removing any overburden with a front-end loader and then hauling the mineral in trucks to be stored in Burns, Oregon, approximately 28 miles from the claims. From there it may be shipped in bulk to a facility in New Mexico for processing or zeolites may be purchased from other producers when freight costs are more advantageous to the Company.

The Company does not believe that weather conditions will impose any significant restrictions on its mining operations since it will not be necessary to mine year-round. Since the zeolites are generally located at or near the surface, large tonnage of the material can be mined in a short period of time and then stockpiled for use as necessary.

The Company has prepaid its mining land leases to the Bureau of Land Management through August, 1997. The leases allow the Company, by selectively mining its own leases, more control over the quality (purity) and absorption rates of the zeolites that the Company uses in its products.

In October 1993, the Company prepaid consulting fees through the issuance of common stock to gain the services of Rogers Wilson, someone with numerous business contacts and business experience to serve as an advisory director to the board of directors. These fees are amortized over a period of three years (See, "The Company, Page 14).

                            BUSINESS OF THE COMPANY

General

American Absorbents Natural Products, Inc., a Utah corporation, through its wholly owned subsidiary, American Absorbents, Inc., a Texas corporation, offers a number of products using volcanically derived minerals known as zeolites.

The Company's principal executive offices are located at 3800 Hudson Bend Road, Austin, Texas 78734. Its telephone number is (512) 266-2481.

The Company was incorporated in The State of Utah on February 9, 1984, under the name TPI Land, Inc. and changed its name to Environmental Fuels, Inc. on September 18, 1990. On May 6, 1991, the Company changed its name to Geo-Environmental Resources, Inc. The Company effected a one-for-two reverse split of its outstanding shares on January 17, 1991, and a one-for-ten reverse split of its outstanding shares on June 30, 1992. Unless otherwise indicated herein, all references to shares of Common Stock shall give effect to these reverse splits.

In August 1990, Austin-Young, Inc., a Utah corporation controlled by Terry L. Young, an officer, director, and controlling shareholder of the Company, acquired a controlling block of the Common Stock, which currently represents approximately 59.96% ownership (3,022,543 shares with a basis of $5,360,703) of the Common Stock, and Mr. Young became a director, President and Chief Executive Officer of the Company. (See "Management" and "Security Ownership of Certain Beneficial Owners and Management.")

In September 1990 the Company acquired certain distributorship licenses for equipment used to convert vehicles to operate on natural gas. The Company attempted to enter the natural gas vehicle conversion market, but, after further investigation, determined that the cost of engaging in such business would be prohibitive given the financial resources of the Company at such time. Therefore, in April 1991 the Company resold the distributorship licenses to the original manufacturer of the conversion equipment and commenced seeking a different field of operation.

On October 11, 1990, Geo-Environment Services, Inc. ("Services") was incorporated by Mr. Young and others for the purpose of locating, purchasing, and developing mining properties containing zeolites. Ultimately, this company became the marketing arm of the zeolites products of the Company. In February 1992, the shareholders of the Company approved a stock-for-stock acquisition of Services and issued 701,800 shares of Common Stock to the shareholders of Services, including 290,000 shares to Mr. Young. (See "Certain Relationships and Related Transactions.")

Since 1991, the Company has been actively engaged in acquiring mining properties containing deposits of zeolites and in test marketing the products produced from the natural zeolites. At present the Company has one primary source for its zeolites, which source is located on unpatented mining claims in the Harney Basin (the "Harney Basin Claims) near Burns, Oregon. (See "Properties.") The Company, through AAI, currently markets a number of odor and gas adsorption products and proposes to expand its marketing efforts significantly in the future. (See Note 8 on Page 65)

On June 5, 1995, the names of Geo-Environmental Resources, Inc. and Geo-Environment Services, Inc. were changed to American Absorbents Natural Products, Inc. and American Absorbents, Inc., respectively.

         SEE "BUSINESS OF THE COMPANY" AND "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS.

         4(a) IF THE COMPANY WAS NOT PROFITABLE DURING ITS LAST FISCAL YEAR, LIST BELOW IN CHRONOLOGICAL ORDER THE EVENTS WHICH IN MANAGEMENT'S' OPINION MUST OR SHOULD OCCUR OR THE MILESTONES WHICH IN MANAGEMENT'S OPINION THE COMPANY MUST OR SHOULD REACH IN ORDER FOR THE COMPANY TO BECOME PROFITABLE, AND INDICATE THE EXPECTED MANNER OF OCCURRENCE OR THE EXPECTED METHOD BY WHICH THE COMPANY WILL ACHIEVE THE MILESTONES.

HISTORICAL

1. In 1989 and 1990 the Company conducted a broad review of the potential for a zeolite consumer products industry within the United States. An international review concluded that a market for zeolite consumer products did exist in other countries. A domestic review indicated that the industry did not exist in the United States because the majority of zeolite reserves were owned by various oil and mineral companies that used the minerals in their processes but were not products oriented companies. Changes in these companies' processes eliminated their need for natural zeolite minerals.

2. In 1990 the Company determined that there was a vast potential for zeolite consumer products within the United States and set out to acquire enough of the known zeolite properties to give the Company a major influence within a developing industry.

3. By the end of 1992, the Company had acquired enough zeolite properties to make it what management believes to be the largest corporate holder of zeolite properties in the United States.

4. In 1993 the Company acquired a facility in Austin, Texas to develop and package new products.

5. The Company began test marketing its products to determine market acceptance and pricing levels. Once these two items were determined, the Company developed attractive packaging for the products.

6. Throughout 1993, 1994 and 1995, the Company continued its research and development and test marketing of products and acquired a 3,500,000 cu. ft. milling, packaging and storage facility near its Harney Basin, Oregon mining claims.

7. All of the above items were financed through various private placements of the Company's common stock in order to get the Company into the position of being ready to move forward with equipping its Oregon facility and to implement a full marketing program for the developed products.

FUTURE

1. The Company has begun it agricultural marketing program on a limited basis from available capital.

2. The Company needs to raise $700,000 through a public stock offering to equip its own production facility near its mining claims in Oregon to eliminate any dependence on outside contractors and to assure quality products.

3. The Company needs to raise $300,000 for personnel, product promotions and advertising to fully implement its agricultural marketing program.

4. The Company needs to raise $100,000 to expand export sales in the agricultural marketing program.

5. The Company needs to raise $150,000 to continue its research and development of new products.

6. As capital is available the Company will expand its marketing programs outside the agricultural area. The Company anticipates selling a number of its existing as well as new products through a direct sales organization.

7. The proceeds of this public stock offering should allow the Company to accomplish all of the above items within the next 12 months.

         (b) STATE THE PROBABLE CONSEQUENCES TO THE COMPANY OF DELAYS IN ACHIEVING EACH OF THE EVENTS OR MILESTONES WITHIN THE ABOVE TIME SCHEDULE, AND PARTICULARLY THE EFFECT OF ANY DELAYS UPON THE COMPANY'S LIQUIDITY IN VIEW OF THE COMPANY'S THEN ANTICIPATED LEVEL OF OPERATING COSTS (SEE QUESTIONS 11 AND
12).

The ability of the Company to expand its operations and marketing within the next 12 months would be greatly reduced in the event that this public stock offering is not successfully completed. However, the Company's management believes that it will be able to continue to raise enough capital through private placements of its common stock to keep the Company moving forward. The rate of expansion would need to be adjusted according to the amount of capital available. Because of the Company's vast zeolite deposit holdings, the management does not believe that a slow down in the expansion rate would significantly hamper the Company's competitive advantage in the long term.

With the Company's current level of overhead at less than $350,000 per year and with the Company's projected average gross profit margins of 30% once full marketing programs are implemented, the Company only requires approximately $1,000,000 per year in revenues to reach its break-even point.

         NOTE: AFTER REVIEWING THE NATURE AND TIMING OF EACH EVENT OR MILESTONE, POTENTIAL INVESTORS SHOULD REFLECT UPON WHETHER ACHIEVEMENT OF EACH WITHIN THE ESTIMATED TIME FRAME IS REALISTIC AND SHOULD ASSESS THE CONSEQUENCES OF DELAYS OR FAILURE OF ACHIEVEMENT IN MAKING AN INVESTMENT DECISION.



OFFERING PRICE FACTORS

         IF THE SECURITIES OFFERED ARE COMMON STOCK OR ARE EXERCISABLE FOR OR CONVERTIBLE INTO COMMON STOCK, THE FOLLOWING FACTORS MAY BE RELEVANT TO THE PRICE AT WHICH THE SECURITIES ARE BEING OFFERED.
         5) WHAT WERE NET, AFTER TAX EARNINGS FOR THE LAST FISCAL YEAR? (IF LOSSES, SHOW IN PARENTHESES.)

($401,367) or ($0.08)per share

         6) IF THE COMPANY HAD PROFITS, SHOW OFFERING PRICE AS A MULTIPLE OF EARNINGS. ADJUST TO REFLECT FOR ANY STOCK SPLITS OR RECAPITALIZATION, AND USE CONVERSION OR EXERCISE PRICE IN LIEU OF OFFERING PRICE, IF APPLICABLE.

The information requested by Item 6 is not applicable since the Company did not have any profits.


         7a)  WHAT IS THE NET TANGIBLE BOOK VALUE OF THE COMPANY?  (IF DEFICIT,
SHOW IN PARENTHESIS.)   FOR THIS PURPOSE, NET TANGIBLE BOOK VALUE MEANS TOTAL
ASSETS (EXCLUSIVE OF COPYRIGHTS, PATENTS, GOODWILL, RESEARCH, AND DEVELOPMENT COSTS AND SIMILAR INTANGIBLE ITEMS) MINUS TOTAL LIABILITIES.
         IF THE NET TANGIBLE BOOK VALUE PER SHARE IS SUBSTANTIALLY LESS THAN THIS OFFERING (OR EXERCISE OR CONVERSION) PRICE PER SHARE, EXPLAIN THE REASONS FOR THE VARIATION.

Net tangible book value: $5,146,328 or $1.04 per share. The net tangible book value of the company is substantially less than that implied by the offering price per share. Accounting principles require that assets be recorded on the Company's books of account at the lesser of cost or fair market value. The cost of the Company's most significant assets (its zeolites mining claims) is approximately $5,082,000. Since acquiring these mining claims, the Company has engaged an independent geologist to prepare an appraisal of the value of the Company's claims based on the tonnage of zeolites present on the mining claims derived from drill core data originally obtained by Anaconda Minerals and Occidental Minerals. The appraisal has been completed on the southern portion of the Harney Basin zeolite deposits which placed the gross tonnage at over 880,000,000 tons with almost 500,000,000 of that being recoverable and valued at a minimum of $2.00 per ton in the ground. Further estimates place the total gross tonnage in 100% of the Harney Basin at approximately 2,000,000,000 tons. The Company estimates that its profits on the tonnage once it has been mined and processed range from approximately $25.00 per ton to in excess of $100.00 per ton depending on the product which is packaged for sale. This geological appraisal of the Harney Basin would imply an unrecordable valuation ranging from $200.00-400.00 per share. The Company has yet to produce enough sales volumes so that the stock market has begun to attribute any of this value to the selling price of its common stock.

         b) STATE THE DATES ON WHICH THE COMPANY SOLD OR OTHERWISE ISSUED SECURITIES DURING THE LAST 12 MONTHS, THE AMOUNT OF SUCH SECURITIES SOLD, THE NUMBER OF PERSONS TO WHOM THEY WERE SOLD, ANY RELATIONSHIP OF SUCH PERSONS TO THE COMPANY AT THE TIME OF SALE, THE PRICE AT WHICH THEY WERE SOLD, AND, IF NOT SOLD FOR CASH, A CONCISE DESCRIPTION OF THE CONSIDERATION. (EXCLUDE BANK DEBT.)

Date       # of Shares     # of Persons    Relationship      Consideration
----       -----------     ------------    ------------      -------------
7-95            18,018           1              Director      $33,333.30
7-95            18,018           1              None          $33,333.30
7-95            18,018           1              None          $33,333.30
7-95            24,000           1              Director      $44,400.00
7-95             4,000           1              Director      Professional
                                                              Services
9-95            16,000           1              Director      $29,600.00
10-95            5,446           1              None          $10,075.00
10-95            5,405           1              None          $10,000.00
10-95            5,000           1              None          Professional
                                                              Services
11-95            5,405           1              None          $10,000.00
12-95            7,500           1              None          $13,875.00
12-95            2,500           1              None          $ 4,625.00
12-95            5,500           1              Director      $10,175.00
12-95            3,500           1              None          $ 6,475.00
02-96           26,667           1              Director      $35,000.00
04-96            6,667           1              None          $10,000.00
04-96            6,000           1              None          $ 9,000.00
04-96              500           1              None          $   750.00
04-96            5,000           1              None          Professional
                                                              Services
04-96            3,000           1              None          Professional
                                                              Services

         8a) WHAT PERCENTAGE OF THE OUTSTANDING SHARES OF THE COMPANY WILL THE INVESTORS IN THIS OFFERING HAVE? ASSUME EXERCISE OF OUTSTANDING OPTIONS, WARRANTS OR RIGHTS AND CONVERSION OF CONVERTIBLE SECURITIES, IF THE RESPECTIVE EXERCISE OR CONVERSION PRICES ARE AT OR LESS THAN THE OFFERING PRICE. ALSO ASSUME EXERCISE OF ANY OPTIONS, WARRANTS, OR RIGHTS AND CONVERSIONS OF ANY CONVERTIBLE SECURITIES OFFERED IN THIS OFFERING.


    Shares Outstanding                                                5,040,855
    Offering Shares                                                   1,150,000
                                                                      ---------
       Total Outstanding                                              6,190,855

    If the Maximum is Sold, % of Offering to Total Outstanding Shares 18.58%


The following table shows the percentage of ownership the investors in this offering will have if all the warrants that are attached to the units are exercised even though these securities are offered at a price in excess of the offering price per common share in this offering:

   Shares Outstanding                                                 5,040,855
   Convertible Options                                                  988,000
   Offering Shares                                                    1,150,000
   Offering Warrants                                                  1,150,000
                                                                      ---------

      Total Outstanding                                               8,328,855

   If the Maximum is Sold, % of Offering to Total Outstanding Shares  27.61%


         b) WHAT POST-OFFERING VALUE IS MANAGEMENT IMPLICITLY ATTRIBUTING TO THE ENTIRE COMPANY BY ESTABLISHING THE PRICE PER SECURITY SET FORTH ON THE COVER PAGE (OR EXERCISE OR CONVERSION PRICE IF COMMON STOCK IS NOT OFFERED?) (TOTAL OUTSTANDING SHARES AFTER OFFERING TIMES OFFERING PRICE, OR EXERCISE OR CONVERSION PRICE IF COMMON STOCK IS NOT OFFERED.) (FOR ABOVE PURPOSES, ASSUME OUTSTANDING OPTIONS ARE EXERCISED IN DETERMINING "SHARES" IF THE EXERCISE PRICES ARE AT OR LESS THAN THE OFFERING PRICE. ALL CONVERTIBLE SECURITIES, INCLUDING OUTSTANDING CONVERTIBLE SECURITIES, SHALL BE ASSUMED CONVERTED AND ANY OPTIONS, WARRANTS, OR RIGHTS IN THIS OFFERING SHALL BE ASSUMED EXERCISED.)

Total post-offering value implicitly attributed to the entire Company by establishing the price per security at $1.75: $14,575,496.

         *THESE VALUES ASSUME THAT THE COMPANY'S CAPITAL STRUCTURE WOULD BE CHANGED TO REFLECT ANY CONVERSIONS OF OUTSTANDING CONVERTIBLE SECURITIES AND ANY USE OF OUTSTANDING SECURITIES AS PAYMENT IN THE EXERCISE OF OUTSTANDING OPTIONS, WARRANTS, OR RIGHTS INCLUDED IN THE CALCULATION. THE TYPE AND AMOUNT OF CONVERTIBLE OR OTHER SECURITIES THUS ELIMINATED WOULD BE: 988,000 options convertible into common stock plus 1,150,000 warrants convertible into common stock herein. THESE VALUES ALSO ASSUME AN INCREASE IN CASH IN THE COMPANY BY THE AMOUNT OF ANY CASH PAYMENTS THAT WOULD BE MADE UPON CASH EXERCISE OF OPTIONS, WARRANTS, OR RIGHTS INCLUDED IN THE CALCULATIONS. THE AMOUNT OF SUCH CASH WOULD BE $7,276,500.

         NOTE: AFTER REVIEWING THE ABOVE, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THE OFFERING PRICE (OR EXERCISE OR CONVERSION PRICE, IF APPLICABLE) FOR THE SECURITIES IS APPROPRIATE AT THE PRESENT STAGE OF THE COMPANY'S DEVELOPMENT. USE OF PROCEEDS

         9a)  THE FOLLOWING TABLE SETS FORTH THE USE OF THE PROCEEDS FROM THIS
OFFERING: B) IF THERE IS NO MINIMUM AMOUNT OF PROCEEDS THAT MUST BE RAISED BEFORE THE COMPANY MAY USE THE PROCEEDS OF THE OFFERING, DESCRIBE THE ORDER OF PRIORITY IN WHICH THE PROCEEDS SET FORTH ABOVE IN THE COLUMN "IF MAXIMUM SOLD" WILL BE USED.

                                                            IF MINIMUM SOLD        IF MAXIMUM SOLD
                                                            ---------------        ---------------

                                                            Amount (Percent)       Amount (Percent)
                                                            ----------------       ----------------
Total Proceeds                                              $      0  (0%)          $2,012,500 (100%)

Less:  Offering expenses, commissions and finders fees             0  (N/A)                  0 (0%)
       Legal and accounting                                   20,000  (N/A)             20,000 (0.99%)
       Copying and advertising                                 3,000  (N/A)              3,000 (0.15%)
       Transfer agent's fees                                   2,000  (N/A)              2,000 (0.10%)
       Filing fees                                            10,000  (N/A)             10,000 (0.50%)
       Printing costs                                          5,000  (N/A)              5,000 (0.25%)
       Exchange listing fee                                        0  (N/A)             10,000 (0.50%)

Net proceeds from offering                                       0  (N/A)          1,962,500 (97.51%)

Use of net proceeds

     Marketing and promotional expense                           0  (N/A)            200,000 ( 9.94%)
     Working capital and reserve for contingencies               0  (N/A)            412,500 (20.50%)
     Inventory buildup                                           0  (N/A)            150,000 ( 7.45%)
     Existing products packaging design                          0  (N/A)            150,000 ( 7.45%)
     Oregon facility upgrades                                    0  (N/A)             50,000 ( 2.49%)
     Crushing, milling, screening and bagging equip.             0  (N/A)            400,000 (19.88%)
     Mining equipment                                            0  (N/A)            250,000 (12.42%)
     Austin warehouse mortgage payoff                            0  (N/A)            125,000 ( 6.21%)
     Remodel Austin warehouse                                    0  (N/A)             25,000 ( 1.24%)
     New product development                                     0  (N/A)            150,000 ( 7.45%)
     1997 mining claim maintenance fees                          0  (N/A)             50,000 ( 2.49%)

Total use of net proceeds                                        0  (N/A)         $1,962,500 (100%)

There is no minimum amount of proceeds that must be raised before the Company may use the proceeds. The order of priority for the use of proceeds is set out in the following table:

1997 mining claims                                              $     50,000
Austin warehouse mortgage payoff                                     125,000
Marketing and promotional expense                                    200,000
Working capital                                                      300,000
Existing products packaging design                                   150,000
Oregon facility upgrades                                              50,000
Mining equipment                                                     250,000
Crushing, milling, screening, drying and bagging equipment           400,000
Inventory buildup                                                    150,000
New product development                                              150,000
Remodel Austin warehouse                                              25,000
Contingencies                                                        112,500
                                                                ------------

               Total                                            $  1,962,500

The Company may directly exchange some of the securities offered herein for some of the equipment, upgrades, inventory and other items listed under "Use of Proceeds" above based upon the fair market value of the equipment. Each use category listed above would be adjusted accordingly for any exchanges that are completed.

         NOTE: AFTER REVIEWING THE PORTION OF THE OFFERING ALLOCATED TO THE PAYMENT OF OFFERING EXPENSES, AND TO THE IMMEDIATE PAYMENT TO MANAGEMENT AND PROMOTERS OF ANY FEES, REIMBURSEMENTS, PAST SALARIES OR SIMILAR PAYMENTS, A POTENTIAL INVESTOR SHOULD CONSIDER WHETHER THE REMAINING PORTION OF HIS INVESTMENT, WHICH WOULD BE THAT PART AVAILABLE FOR FUTURE DEVELOPMENT OF THE COMPANY'S BUSINESS AND OPERATIONS, WOULD BE ADEQUATE.

         10a) IF MATERIAL AMOUNTS OF FUNDS FROM SOURCES OTHER THAN THIS OFFERING ARE TO BE USED IN CONJUNCTION WITH THE PROCEEDS FROM THIS OFFERING, STATE THE AMOUNTS AND SOURCES OF SUCH OTHER FUNDS, AND WHETHER FUNDS ARE FIRM OR CONTINGENT. IF CONTINGENT, EXPLAIN.

The information requested by Item 10a is not applicable since there are to be no funds from sources other than this offering to be used in conjunction with the proceeds from this offering.

         b) IF ANY MATERIAL PART OF THE PROCEEDS IS TO BE USED TO DISCHARGE INDEBTEDNESS, DESCRIBE THE TERMS OF SUCH INDEBTEDNESS, INCLUDING INTEREST RATES. IF THE INDEBTEDNESS TO BE DISCHARGED WAS INCURRED WITHIN THE CURRENT OR PREVIOUS FISCAL YEAR, DESCRIBE THE USE OF PROCEEDS OF SUCH INDEBTEDNESS.

Approximately $125,000 of the proceeds from this offering are to be used to pay off an existing mortgage on the Austin warehouse facility. This mortgage was incurred in August, 1996 bears interest only payments for twelve months and has a balloon payment due in October 1997.

         c) IF ANY MATERIAL AMOUNT OF PROCEEDS IS TO BE USED TO ACQUIRE ASSETS, OTHER THAN IN THE ORDINARY COURSE OF BUSINESS, BRIEFLY DESCRIBE AND STATE THE COST OF THE ASSETS AND OTHER MATERIAL TERMS OF THE ACQUISITIONS. IF THE ASSETS ARE TO BE ACQUIRED FROM OFFICERS, DIRECTORS, EMPLOYEES, OR PRINCIPAL STOCKHOLDERS OF THE COMPANY OR THEIR ASSOCIATES, GIVE THE NAMES OF THE PERSON FROM WHOM THE ASSETS ARE TO BE ACQUIRED AND SET FORTH THE COST TO THE COMPANY, THE METHOD FOLLOWED IN DETERMINING THE COST, AND ANY PROFIT TO SUCH PERSONS.

The Company plans to use approximately $250,000 of the proceeds of this offering to acquire mining equipment which will include a bull bulldozer equipped with a ripper blade, front end loaders and trucks for hauling the minerals. The Company has not entered into any agreements for the purchase of this equipment but has investigated the used equipment market and believes that good used equipment can be obtained within the above capital guidelines.

The Company also plans to use approximately $400,000 of the proceeds of this offering to equip its Oregon facility with crushing, milling, screening, drying and bagging equipment. Again, the Company has not entered into any agreement for the purchase of this equipment but has investigated the used equipment market and believes that good used equipment can be obtained within the above capital guidelines. The acquisition costs of this equipment include the transportation and installation of the equipment at the Oregon facility.

None of this equipment will be purchased from officers, directors or other persons or entities that are affiliated with the Company.

         d) IF ANY AMOUNT OF THE PROCEEDS IS TO BE USED TO REIMBURSE ANY OFFICER, DIRECTOR, EMPLOYEE, OR STOCKHOLDER FOR SERVICES ALREADY RENDERED, ASSETS PREVIOUSLY TRANSFERRED, OR MONEYS LOANED OR ADVANCED, OR OTHERWISE EXPLAIN.

The information requested by Item 10d is not applicable

         11) INDICATE WHETHER THE COMPANY IS HAVING OR ANTICIPATES HAVING WITH IN THE NEXT 12 MONTHS ANY CASH FLOW OR LIQUIDITY PROBLEMS AND WHETHER OR NOT IT IS IN DEFAULT OR IN BREACH OF ANY NOTE, LOAN, LEASE, OR OTHER INDEBTEDNESS OR FINANCING ARRANGEMENT REQUIRING THE COMPANY TO MAKE PAYMENTS. INDICATE IF A SIGNIFICANT AMOUNT OF THE COMPANY'S TRADE PAYABLES HAVE NOT BEEN PAID WITHIN THE STATED TRADE TERM. STATE WHETHER THE COMPANY IS SUBJECT TO ANY UNSATISFIED JUDGMENTS, LIENS, OR SETTLEMENT OBLIGATIONS AND THE AMOUNTS THEREOF. INDICATE THE COMPANY'S PLANS TO RESOLVE ANY SUCH PROBLEMS.

The Company does not anticipate having any cash flow or liquidity problems within the next 12 months. The Company's monthly overhead has been kept to minimum levels and the management has always been able to raise sufficient equity capital through private placements or through advances from the majority shareholder in the Company to keep the Company operating at minimum levels. In some cases, services performed for the Company by consultants and contractors have been paid through the issuance of equity.

The rate of the Company's expansion is necessarily dependent on the amount of equity capital the Company has available to it.

The Company is not in default or in breach on any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. The Company pays its trade payable within the stated trade terms of the payables. The Company is not subject to any judgments, liens or settlement obligations.


         12) INDICATE WHETHER PROCEEDS FROM THIS OFFERING WILL SATISFY THE COMPANY'S CASH REQUIREMENTS FOR THE NEXT 12 MONTHS, AND WHETHER IT WILL BE NECESSARY TO RAISE ADDITIONAL FUNDS. STATE THE SOURCE OF ADDITIONAL FUNDS, IF KNOWN.

The maximum proceeds from this offering are sufficient to satisfy the Company's cash requirements for development of its mining and milling operations in Oregon and for the implementation and expansion of its agricultural marketing program over the next 12 months. It will not be necessary for the Company to raise additional funds during that time period. The Company expects that the proceeds of this offering will be sufficient to allow the Company to exceed its break-even point. Management expects that the rate of growth in the zeolite consumer products market will be such that the Company will be required to raise additional equity between 2 and 3 years from now in order to keep pace with the market. The Company expects to raise such additional expansion equity through a secondary public stock offering or through the exercise of the warrants issued herein. Since this offering is made on a "best efforts" basis, there is no assurance that the maximum proceeds, or any proceeds whatsoever, will be raised.

CAPITALIZATION

         13) INDICATE THE CAPITALIZATION OF THE COMPANY AS OF THE MOST RECENT BALANCE SHEET DATE (ADJUSTED TO REFLECT ANY SUBSEQUENT STOCK SPLITS, STOCK DIVIDENDS, RECAPITALIZATION OR REFINANCINGS) AND AS ADJUSTED TO REFLECT THE SALE OF THE MINIMUM AND MAXIMUM AMOUNT OF SECURITIES IN THIS OFFERING AND THE USE OF THE NET PROCEEDS THEREFROM.

                                                                          AMOUNT OUTSTANDING
                                                                          ------------------

                                                                                        AS ADJUSTED
                                                                                        -----------

                                                              AS OF 7-31-96       MINIMUM         MAXIMUM
                                                              -------------       -------         -------
Debt:

Short-term debt (average interest rate:  6 percent......      $    122,283      $   122,283     $         0
Long-term debt (average interest rate:  7 percent.......      $    182,539      $   182,539     $   182,539
                                                              ------------      -----------     -----------
    Total debt..........................................      $    304,822      $   304,822     $   182,539

Stockholders equity (deficit):

Preferred stock-- par or stated value (by class of
   preferred in order of preference)....................      $          0      $         0     $         0
Common Stock--par or stated value.......................      $      5,040      $     5,040     $     6,190
Additional paid-in capital..............................      $  6,818,158      $ 6,818,158     $ 8,829,508
Retained earnings (deficit).............................      $ (1,804,085)     $(1,804,085)    $(1,804,085)
                                                              ------------      -----------     -----------
    Total stockholders equity (deficit).................      $  5,019,113      $ 5,019,113     $ 7,031,613

Total                                                         $  5,323,935      $ 5,323,935     $ 7,214,152
capitalization..........................................

Number of preferred shares authorized to be outstanding:

NUMBER OF CLASS OF PREFERRED       PAR VALUE SHARES AUTHORIZED        PER SHARE
----------------------------       ---------------------------        ---------
           0                                    0                         0

NUMBER OF COMMON SHARES AUTHORIZED: 50,000,000 SHARES. PAR OR STATED VALUE PER SHARE, IF ANY: $0.001. NUMBER OF COMMON SHARES RESERVED TO MEET CONVERSION REQUIREMENTS OR FOR THE ISSUANCE UPON EXERCISE OF OPTIONS, WARRANTS, OR RIGHTS:
1,988,000 SHARES.


DESCRIPTION OF SECURITIES

         14) THE SECURITIES BEING OFFERED HEREBY ARE: ( ) COMMON STOCK; ( ) PREFERRED OR PREFERENCE STOCK; ( ) NOTES OR DEBENTURES; (X) UNITS OF TWO OR MORE TYPES OF SECURITIES COMPOSED OF: one share of common stock ($0.001 par value) and one redeemable common stock purchase warrant exercisable at $3.75
(see Cover Page).;         ( ) OTHER.

         15) THESE SECURITIES HAVE: (YES OR NO) (No) CUMULATIVE VOTING RIGHTS; (No) OTHER SPECIAL VOTING RIGHTS; (No) PREEMPTIVE RIGHTS TO PURCHASE IN NEW ISSUES OF SHARES; (No) PREFERENCE AS TO DIVIDENDS OR INTEREST; (No) PREFERENCE UPON LIQUIDATION; (No) OTHER SPECIAL RIGHTS OR PREFERENCES (SPECIFY).

         16) ARE THE SECURITIES CONVERTIBLE? IF SO, STATE CONVERSION OR FORMULA. DATE WHEN CONVERSION BECOMES EFFECTIVE: The common stock portion of the units offered are not convertible since they are common stock. The redeemable common stock purchase warrants portion of the units offered is convertible into one share of common stock at a price of $3.75 and is exercisable beginning immediately after the offering and continuing for a period of twenty four months from the date of this offering, subject to redemption by the Company.

         17a) IF SECURITIES ARE NOTES OR OTHER TYPES OF DEBT SECURITIES: 1) WHAT IS THE INTEREST RATE; 2) WHAT IS THE MATURITY DATE? IF SERIAL MATURITY DATES, DESCRIBE; 3) IS THERE A MANDATORY SINKING FUND? DESCRIBE; 4) IS THERE A TRUST INDENTURE? NAME, ADDRESS AND TELEPHONE NUMBER OF TRUSTEE; 5) ARE THE SECURITIES CALLABLE OR SUBJECT TO REDEMPTION? DESCRIBE, INCLUDING REDEMPTION PRICES; 6) ARE THE SECURITIES COLLATERALIZED BY REAL OR PERSONAL PROPERTY?; 7) IF THESE SECURITIES ARE SUBORDINATED IN RIGHT OF PAYMENT OF INTEREST OR PRINCIPAL, EXPLAIN THE TERMS OF SUCH SUBORDINATION.
         HOW MUCH CURRENTLY OUTSTANDING INDEBTEDNESS OF THE COMPANY IS SENIOR TO THE SECURITIES IN RIGHT OF PAYMENT OF INTEREST OR PRINCIPAL?
         HOW MUCH INDEBTEDNESS SHARES IN RIGHT OF PAYMENT ON AN EQUIVALENT (PAREI PASSU)_ BASIS?
         HOW MUCH INDEBTEDNESS IS JUNIOR (SUBORDINATED) TO THE SECURITIES?

The securities offered herein are not in the form of notes or other types of debt securities therefore the information requested in Item 17a is not applicable.


         (b) IF NOTES OR OTHER TYPES OF DEBT SECURITIES ARE BEING OFFERED AND THE COMPANY HAD EARNINGS DURING ITS LAST FISCAL YEAR, SHOW THE RATIO OF EARNINGS TO FIXED CHARGES ON AN ACTUAL AND PRO FORMA BASIS FOR THAT FISCAL YEAR. "EARNINGS" MEANS PRE-TAX INCOME FROM CONTINUING OPERATIONS PLUS FIXED CHARGES AND CAPITALIZED INTEREST. "FIXED CHARGES" MEANS INTEREST (INCLUDING CAPITALIZED INTEREST), AMORTIZATION OF DEBT DISCOUNT, PREMIUM AND EXPENSE, PREFERRED STOCK DIVIDEND REQUIREMENTS OF MAJORITY OWNED SUBSIDIARY, AND SUCH PORTION OF RENTAL EXPENSE AS CAN BE DEMONSTRATED TO BE REPRESENTATIVE OF THE INTEREST FACTOR IN THE PARTICULAR CASE. THE PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES SHOULD INCLUDE INCREMENTAL INTEREST EXPENSE AS A RESULT OF THE OFFERING OF THE NOTES OR OTHER DEBT SECURITIES.

The securities offered herein are not in the form of notes or other types of debt securities therefore the information requested in Item 17b is not applicable.


         NOTE: CARE SHOULD BE EXERCISED IN INTERPRETING THE SIGNIFICANCE OF THE RATIO OF EARNINGS TO FIXED CHARGES AS A MEASURE OF THE "COVERAGE" OF DEBT SERVICE, AS THE EXISTENCE OF EARNINGS DOES NOT NECESSARILY MEAN THAT THE COMPANY'S LIQUIDITY AT ANY GIVEN TIME WILL PERMIT PAYMENT OF DEBT SERVICE REQUIREMENTS TO BE TIMELY MADE SEE QUESTION NOS. 11 AND 12. SEE ALSO THE FINANCIAL STATEMENTS AND ESPECIALLY THE STATEMENT OF CASH FLOWS.

         18) IF SECURITIES ARE PREFERENCE OR PREFERRED STOCK, ARE UNPAID DIVIDENDS CUMULATIVE? ARE SECURITIES CALLABLE?

The securities offered herein are not Preference or Preferred stock therefore the information requested in Item 18 is not applicable.

         NOTE: ATTACH TO THIS OFFERING CIRCULAR COPIES OR A SUMMARY OF THE CHARTER, BYLAW, OR CONTRACTUAL PROVISION OR DOCUMENT THAT GIVES RISE TO THE RIGHTS OF HOLDERS OF PREFERRED OR PREFERENCE STOCK, NOTES, OR OTHER SECURITIES BEING OFFERED.

         19) IF SECURITIES ARE CAPITAL STOCK OF ANY TYPE, INDICATE RESTRICTIONS ON DIVIDENDS UNDER LOAN OR OTHER FINANCING ARRANGEMENTS OR OTHERWISE.

The Company has no loan or other financing arrangements outstanding that place any restrictions on the declaration of dividends on its common stock.

         20) CURRENT AMOUNT OF ASSETS AVAILABLE FOR PAYMENT OF DIVIDENDS IF DEFICIT MUST BE FIRST MADE UP. (SHOW DEFICIT IN PARENTHESIS).

The Company has no restrictions that require the Company to make up deficits before dividends may be paid on its common stock. No dividends on the common stock of the Company have been declared to date and the Company does not anticipate declaring of dividends during the growth stage.


PLAN OF DISTRIBUTION

         21) THE SELLING AGENTS (THAT IS, THE PERSONS SELLING THE SECURITIES AS AGENT FOR THE COMPANY FOR A COMMISSION OR OTHER COMPENSATION) IN THIS OFFERING ARE: (NAME, ADDRESS, TELEPHONE NUMBER).

There are no persons selling the securities as agent for the Company for a commission or other compensation therefore the information requested by Item 21 is not applicable.

         22) DESCRIBE ANY COMPENSATION TO SELLING AGENTS OR FINDERS, INCLUDING CASH, SECURITIES, CONTRACTS OR OTHER CONSIDERATION, IN ADDITION TO THE CASH COMMISSION SET FORTH AS A PERCENT OF THE OFFERING PRICE ON THE COVER PAGE OF THIS OFFERING CIRCULAR. ALSO INDICATE WHETHER THE COMPANY WILL INDEMNIFY THE SELLING AGENTS OR FINDERS AGAINST LIABILITIES UNDER THE SECURITIES LAWS. ("FINDERS" ARE PERSONS WHO FOR COMPENSATION ACT AS INTERMEDIARIES IN OBTAINING SELLING AGENTS OR OTHERWISE MAKING INTRODUCTIONS IN FURTHERANCE OF THIS OFFERING.)

The selling agents, which includes the Company's officers and directors, for this offering will receive no direct compensation for their services. They are, however, eligible to receive stock options under the Company's stock option plan for officers and directors, but the Company does not plan to grant options to them specifically for their selling efforts in this offering.

The Company will indemnify the selling agents against liabilities under the securities laws in all cases where reasonable prudence has been exercised by the selling agents.

No finders fees are being paid pursuant to the Offering of the securities herein.


         23) DESCRIBE ANY MATERIAL RELATIONSHIPS BETWEEN ANY OF THE SELLING AGENTS OR FINDERS AND THE COMPANY OR ITS MANAGEMENT.

There are no finders involved in this Offering of securities. The only relationship that exists between the Company, its officers and directors and those persons acting as selling agents is the normal relationship that exists between a Company and its officers and directors.

         NOTE: AFTER REVIEWING THE AMOUNT OF COMPENSATION TO THE SELLING AGENTS OR FINDERS FOR SELLING THE SECURITIES, AND THE NATURE OF ANY RELATIONSHIP BETWEEN THE SELLING AGENTS OR FINDERS AND THE COMPANY, A POTENTIAL INVESTOR SHOULD ASSESS THE EXTENT TO WHICH IT MAY BE INAPPROPRIATE TO RELY UPON ANY RECOMMENDATION BY THE SELLING AGENTS OR FINDERS TO BUY THE SECURITIES.


         24) IF THIS OFFERING IS NOT BEING MADE THROUGH SELLING AGENTS, THE NAMES OF PERSONS AT THE COMPANY THROUGH WHICH THIS OFFERING IS BEING MADE:
(NAME, ADDRESS, TELEPHONE NUMBER).

This Offering is being made through the following Company officers and directors:

Terry L. Young
David W. Redding
William C. Branch

whose addresses and telephone numbers are as follows:

3800 Hudson Bend Road, Suite #300
Austin, Texas 78734
Telephone # 512-266-2481


         25) IF THIS OFFERING IS LIMITED TO A SPECIAL GROUP, SUCH AS EMPLOYEES OF THE COMPANY, OR IS LIMITED TO A CERTAIN NUMBER OF INDIVIDUALS (AS REQUIRED TO QUALIFY UNDER SUBCHAPTER 8 OF THE INTERNAL REVENUE CODE) OR IS SUBJECT TO ANY OTHER LIMITATIONS, DESCRIBE THE LIMITATIONS AND ANY RESTRICTIONS ON RESALE THAT APPLY. WILL THE CERTIFICATE BEAR A LEGEND NOTIFYING HOLDERS OF SUCH RESTRICTIONS?

This Offering of common stock is not being limited to a special group, such as employees of the Company nor is it limited to a certain number of individuals (as required to qualify under Subchapter 8 of the Internal Revenue Code) nor is it subject to any other limitations that would require the stock certificates to bear a legend notifying holders of specific limitations or restrictions.


         26a) NAME, ADDRESS, AND TELEPHONE NUMBER OF INDEPENDENT BANK OR SAVINGS AND LOAN ASSOCIATION OR OTHER SIMILAR DEPOSITORY INSTITUTION ACTING AS ESCROW AGENT IF PROCEEDS ARE ESCROWED UNTIL MINIMUM PROCEEDS ARE RAISED.

There is no minimum amount of proceeds to be raised before the Company will be allowed use of the proceeds, therefore the information requested by Item 26a is not applicable.

         b) DATE AT WHICH FUNDS WILL BE RETURNED BY ESCROW AGENT IF MINIMUM PROCEEDS ARE NOT RAISED. WILL INTEREST ON PROCEEDS DURING ESCROW PERIOD BE PAID TO INVESTORS?

There is no minimum amount of proceeds to be raised before the Company will be allowed use of the proceeds and no escrow agent has been set up, therefore the information requested in Item 26b is not applicable.

         27) EXPLAIN THE NATURE OF ANY RESALE RESTRICTIONS ON PRESENTLY OUTSTANDING SHARES, AND WHEN THOSE RESTRICTIONS WILL TERMINATE, IF THIS CAN BE DETERMINED.

Common shares held by all officers and directors of the Company are restricted from resale except in accordance with Rule 144 as promulgated by the Securities & Exchange Commission. All Common shares held by Austin Young, Inc. and Terry
L. Young are subject to resale pursuant to Rule 144. Shares issued under certain exemptions from registration during the prior two years are restricted from resale pursuant to Rule 144 until a two year holding period has been satisfied by the holder. The number of common shares issued pursuant to exemption from registration by the Company during the prior two years is less than 500,000 shares.

         NOTE: EQUITY INVESTORS SHOULD BE AWARE THAT UNLESS THE COMPANY IS ABLE TO COMPLETE A FURTHER PUBLIC OFFERING OR THE COMPANY IS ABLE TO BE SOLD FOR CASH OR MERGED WITH A PUBLIC COMPANY THAT THEIR INVESTMENT IN THE COMPANY MAY BE ILLIQUID INDEFINITELY.

There currently exists a limited public market for the shares of the Company that trades on the NASD Bulletin Board under the symbol AANP.


DIVIDENDS, DISTRIBUTIONS, AND REDEMPTIONS

         28) IF THE COMPANY HAS WITHIN THE LAST FIVE YEARS PAID DIVIDENDS, MADE DISTRIBUTIONS UPON ITS STOCK OR REDEEMED ANY SECURITIES, EXPLAIN HOW MUCH AND WHEN.

No dividends or other distributions have been made on the securities of the Company during the past five years.

On May 13, 1991, 3,380,000 common investment shares were purchased, based on shareholder approval on May 6, 1991, for $65,000.00 from Austin Young, Inc. and canceled. The Company agreed that Austin Young, Inc. had the right to repurchase these shares for the same price at any time up to June 1, 1993, without giving effect to any forward or reverse stock splits. In July 1992, Austin Young, Inc. exercised its right to repurchase these shares under the agreement of May 13, 1991. The Company was relieved of $65,000.00 of debt owing to Austin Young, Inc. and 3,380,000 common shares were issued to Austin Young, Inc. This transaction was re-affirmed by the shareholders on December 8, 1993, with Austin Young, Inc. and Terry L. Young abstaining from the vote.


OFFICERS AND KEY PERSONNEL OF THE COMPANY

         29) CHIEF EXECUTIVE OFFICER: TITLE, NAME, AGE, OFFICE STREET ADDRESS, AGE, TELEPHONE NUMBER; NAMES OF EMPLOYERS, TITLES, AND DATES OF POSITIONS HELD DURING PAST FIVE YEARS WITH AN INDICATION OF JOB
RESPONSIBILITIES; EDUCATION (DEGREES, SCHOOLS, AND DATES). ALSO A DIRECTOR OF THE COMPANY? INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL TIME.

Terry L. Young, (3800 Hudson Bend Road, Austin, Texas 78734, Telephone #512-266-2481) became a director of the Company in 1990. He has served as Chairman of the Board of Directors of the Company from 1991 to present. Mr. Young has also served as President of the Company from August 1990 until May 1991, and from June 1992 until December 1993. Mr. Young has been the Chief Executive Officer of the Company since 1990. He is also President and a director of Austin Young, Inc., the parent of the Company, and is Chairman and Chief Executive Officer of American Absorbents, Inc., the wholly owned subsidiary of the Company. He served in the United

States Military from 1968 to 1971 when he received an honorable discharge. Mr. Young received an associate degree in business from San Antonio College in 1967 and attended the University of Texas at Austin for two years. Age 50.


         30) CHIEF OPERATING OFFICER: TITLE, NAME, AGE, OFFICE STREET ADDRESS, TELEPHONE NUMBER; NAMES OF EMPLOYERS, TITLES, AND DATES OF POSITIONS HELD DURING PAST FIVE YEARS WITH AN INDICATION OF JOB RESPONSIBILITIES; EDUCATION (DEGREES, SCHOOLS, AND DATES). ALSO A DIRECTOR OF THE COMPANY? INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL TIME.

Terry L. Young and David W. Redding fill the responsibilities of this position. See comments in Item 29 above and Item 31 below.

         31)  CHIEF FINANCIAL OFFICER:   TITLE, NAME, AGE, OFFICE STREET
ADDRESS, TELEPHONE NUMBER; NAMES OF EMPLOYERS, TITLES, AND DATES OF POSITIONS HELD DURING PAST FIVE YEARS WITH AN INDICATION OF JOB RESPONSIBILITIES; EDUCATION (DEGREES, SCHOOLS, AND DATES). ALSO A DIRECTOR OF THE COMPANY? INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL TIME.

David W. Redding, (3800 Hudson Bend Road, Austin, Texas 78734, Telephone #512-266-2481) became a director of the Company in 1993. He has served as Chief Financial Officer, Executive Vice President and Treasurer of the Company since November 1993. He has also served as Assistant Secretary of the Company since December, 1994. Mr. Redding is also Chief Financial Officer, Treasurer, Secretary and a Director of American Absorbents, Inc., the wholly owned subsidiary of the Company. From May 1988 until November 1993, he was self-employed providing tax, management and financial services. From November 1978 until May 1988 he was Chief Financial Officer, Executive Vice President, Secretary, Director and a member of the Executive Committee of ASK Corporation, a publicly held, NASDAQ listed company engaged in manufacturing and marketing of alternative energy equipment in the emerging solar energy industry. He was nominated for and accepted for inclusion in Who's Who Worldwide in Business in 1993. He received a bachelors degree in business and accounting from the University of Texas at Austin in 1974. Age 48.


         32) OTHER KEY PERSONNEL: TITLE, NAME, AGE, OFFICE STREET ADDRESS, TELEPHONE NUMBER; NAMES OF EMPLOYERS, TITLES, AND DATES OF POSITIONS HELD DURING PAST FIVE YEARS WITH AN INDICATION OF JOB RESPONSIBILITIES; EDUCATION (DEGREES, SCHOOLS, AND DATES). ALSO A DIRECTOR OF THE COMPANY? INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL TIME.

Randall R. Reneau, (Rt. 2, Box 48, Bertram, Texas 78605, Telephone #512-258-8969) is retained on an "as needed" basis by the Company as a geological consultant. Mr. Reneau is currently working on the filing of the Company's permanent plan of operations for the Company's mining claims in Oregon. He began is career as an exploration geologist with Continental Oil Company (Conoco). In 1977, He joined John S. Wold Company in Casper, Wyoming serving as regional, district and finally Chief Geologist. In 1980, Mr. Reneau became an independent geologist and formed Reneau Exploration & Development Company which engaged in oil and mineral exploration for the next ten years. During that time period he also served as President of the mineral division of Intex, Inc., a publicly traded Texas company. In 1984, he founded Intersources, Inc. and served as its President until 1987. Through his companies, Mr. Reneau was under contract to Western Mining Company of Australia and served as senior project geologist for Western's diamond and gold exploration in Liberia, West Africa. Mr. Reneau served as President of American Absorbents Natural Products, Inc. from approximately 1990 until 1992 and was instrumental in obtaining many of the Company's current mining claims. He has published a number of articles on mining and mineral occurrences. He received a degree in Geology in 1973 from Central Washington University and a masters degree in Geological Engineering from Kennedy West University in 1995. Age 46.

Independent Manufacturer's Representatives: The Company contracts with a number of independent manufacturer's representatives for the marketing of its products in the agricultural marketplace. These independent manufacturer's representatives come from an array of different company backgrounds in the marketing field. The Company plans to continue the development of the market for its agricultural products throughout the United States with an expanded marketing group of independent manufacturer's representatives.


DIRECTORS OF THE COMPANY

         33) NUMBER OF DIRECTORS: 3. IF DIRECTORS ARE NOT ELECTED ANNUALLY, OR ARE ELECTED UNDER A VOTING TRUST OR OTHER ARRANGEMENT, EXPLAIN.

Directors are elected annually at the annual meeting of shareholders to serve for the next year and until their successor is nominated and elected or appointed in the event of resignation. Current directors may be nominated for re- election at each annual meeting of shareholders.

         34) INFORMATION CONCERNING OUTSIDE OR OTHER DIRECTORS (I.E., THOSE NOT DESCRIBED ABOVE): NAME, AGE, OFFICE STREET ADDRESS, TELEPHONE NUMBER; NAMES OF EMPLOYERS, TITLES, AND DATES OF POSITIONS HELD DURING PAST FIVE YEARS WITH AN INDICATION OF JOB RESPONSIBILITIES; EDUCATION (DEGREES, SCHOOLS, AND DATES). ALSO A DIRECTOR OF THE COMPANY? INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL TIME.

William C. Branch, (3800 Hudson Bend Road, Austin, Texas 78734, Telephone #512-266-2481) was President and Chief Executive Officer of Charles P. Davis Hardware, Inc. from 1978 until 1982 when the business was sold to Handyman, Inc. in San Diego, California. Following a period of retirement, he became the Chairman of the Board and President of Branch International, Inc., operating Branch Travel and has served in that capacity from 1985 until present. Mr. Branch attended and received an AA degree from Marion Military Institute, Marion, Alabama, in 1973. He received a B.S. degree in International Business from The American College, Leysin, Switzerland, in 1977. After that, he pursued graduate studies in International Business at the International Business Institute in Switzerland. Mr. Branch became a director of the Company in June 1995 and spends less than 10% of his time involved with Company business. Age 43.


         35a) HAVE ANY OF THE OFFICERS OR DIRECTORS EVER WORKED FOR OR MANAGED A COMPANY (INCLUDING A SEPARATE SUBSIDIARY OR DIVISION OF A LARGER ENTERPRISE) IN THE SAME BUSINESS AS THE COMPANY? EXPLAIN.

None of the Officers or Directors have ever worked for or managed a company in the same business as the Company. The marketing of consumer products utilizing zeolites is a new industry in the United States and the Company's management is pioneering this industry in the United States.

         b) IF ANY OF THE OFFICERS, DIRECTORS, OR OTHER KEY PERSONNEL HAVE EVER WORKED FOR OR MANAGED A COMPANY IN THE SAME BUSINESS OR INDUSTRY AS THE COMPANY OR IN A RELATED BUSINESS OR INDUSTRY, DESCRIBE WHAT PRECAUTIONS, IF ANY (INCLUDING OBTAINING OF RELEASES OR CONSENTS FROM PRIOR EMPLOYERS), HAVE BEEN TAKEN TO PRECLUDE CLAIMS BY PRIOR EMPLOYERS FOR CONVERSION OR THEFT OF TRADE SECRETS, KNOW-HOW, OR OTHER PROPRIETARY INFORMATION.

The information requested in Item 35b is not applicable based upon the information provided in Item 35a above.

         c) IF THE COMPANY HAS NEVER CONDUCTED OPERATIONS OR IS OTHERWISE IN THE DEVELOPMENT STAGE, INDICATE WHETHER ANY OF THE OFFICERS OR DIRECTORS HAS EVER MANAGED ANY OTHER COMPANY IN THE START-UP OR DEVELOPMENT STAGE AND DESCRIBE THE CIRCUMSTANCES, INCLUDING RELEVANT DATES.

Terry L. Young has been involved in the start up and development of a number of companies from 1970 until the present time. These companies have been involved in real estate marketing, management and development, oil and gas exploration, gold mining, communications, publishing and mineral industry development. (See "Chief Executive Officer" above)

David W. Redding was instrumental in the development of and the Initial Public Offering of a company involved in the alternative energy field from 1978 until 1988. The company ultimately became the largest in its industry type in the United States. (See "Chief Financial Officer" above)

William C. Branch was involved in the continuing development of a company involved in the hardware distribution industry from 1978 until 1982 when it was sold to a national hardware distribution company. From 1985 until present he has been involved in the development of an international travel agency. (See "Outside Directors" above)

         d) IF ANY OF THE COMPANY'S KEY PERSONNEL ARE NOT EMPLOYEES BUT ARE CONSULTANTS OR OTHER INDEPENDENT CONTRACTORS, STATE THE DETAILS OF THEIR ENGAGEMENT BY THE COMPANY.

Randall R. Reneau is an independent consulting geologist. The Company engages his services on an "as needed" basis for geological work. Mr. Reneau is currently engaged by the Company to prepare and file its permanent plan of operations for its mining claims in the Harney Basin in Oregon. Mr. Reneau is being re-imbursed for his monthly expenses and is being paid for his services through the issuance of registered common stock to be issued pursuant to an S-8 Registration Statement to be filed with the Securities & Exchange Commission.

The independent manufacturer's representatives are contracted by the Company as it expands its agricultural marketing into new areas. Independent manufacturer's representatives are compensated pursuant to terms of an independent manufacturer's representative agreement which generally compensates them based upon the level of development in their assigned territory.

         e) IF THE COMPANY HAS KEY MAN LIFE INSURANCE POLICIES ON ANY OF ITS OFFICERS, DIRECTORS, OR KEY PERSONNEL, EXPLAIN, INCLUDING THE NAMES OF THE PERSONS INSURED, THE AMOUNT OF INSURANCE, WHETHER THE INSURANCE PROCEEDS ARE PAYABLE TO THE COMPANY, AND WHETHER THERE ARE ARRANGEMENTS THAT REQUIRE THE PROCEEDS TO BE USED TO REDEEM SECURITIES OR PAY BENEFITS TO THE ESTATE OF THE INSURED PERSON OR A SURVIVING SPOUSE.

The Company currently carries no "key man" life insurance policies on any of its Officers, Directors or other key personnel.

         36) IF A PETITION UNDER THE BANKRUPTCY ACT OR ANY STATE INSOLVENCY LAWS WAS FILED BY OR AGAINST THE COMPANY OR ITS OFFICERS, DIRECTORS, OR OTHER KEY PERSONNEL, OR A RECEIVER, FISCAL AGENT, OR SIMILAR OFFICER WAS APPOINTED BY A COURT FOR THE BUSINESS OR PROPERTY OF ANY SUCH PERSONS, OR ANY PARTNERSHIP IN WHICH ANY OF SUCH PERSONS WAS A GENERAL PARTNER AT OR WITHIN THE PAST FIVE YEARS, OR ANY CORPORATION OR BUSINESS ASSOCIATION OF WHICH ANY SUCH PERSON WAS AN EXECUTIVE OFFICER AT OR WITHIN THE PAST FIVE YEARS, SET FORTH BELOW THE NAME OF SUCH PERSONS, AND THE NATURE AND DATE OF SUCH ACTIONS.

In 1982, Mr. Redding purchased, as a limited partner with no management control, approximately a 2% interest in a tax shelter investment program. The tax shelter investment program was ultimately audited by the Internal Revenue Service and after numerous and lengthy appeals, by the general partner of the program, through the Tax Court system, a portion of the tax shelter investment program was disallowed, resulting in additional taxes, penalties and interest to the individual limited partners who had participated in the program. In 1995, Mr. Redding sought and was granted relief from liability for these additional taxes, penalties and interest through a specific code section of the United States Bankruptcy Code.

         NOTE: AFTER REVIEWING THE INFORMATION CONCERNING THE BACKGROUND OF THE COMPANY'S OFFICERS, DIRECTORS, AND OTHER KEY PERSONNEL, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THESE PERSONS HAVE ADEQUATE

BACKGROUND AND EXPERIENCE TO DEVELOP AND OPERATE THIS COMPANY AND TO MAKE IT SUCCESSFUL. IN THIS REGARD, THE EXPERIENCE AND ABILITY OF MANAGEMENT ARE OFTEN CONSIDERED THE MOST SIGNIFICANT FACTORS IN THE SUCCESS OF A BUSINESS.


PRINCIPAL STOCKHOLDERS

         37) PRINCIPAL OWNERS OF THE COMPANY (THOSE WHO BENEFICIALLY OWN DIRECTLY OR INDIRECTLY 10% OR MORE OF THE COMMON AND PREFERRED STOCK PRESENTLY OUTSTANDING) STARTING WITH THE LARGEST COMMON STOCKHOLDER. INCLUDE SEPARATELY ALL COMMON STOCK ISSUABLE UPON CONVERSION OF CONVERTIBLE SECURITIES (IDENTIFYING THEM BY ASTERISK) AND SHOW AVERAGE PRICE PER SHARE AS IF CONVERSION HAS OCCURRED. INDICATE BY FOOTNOTE IF THE PRICE PAID WAS FOR A CONSIDERATION OTHER THAN CASH AND THE NATURE OF ANY SUCH CONSIDERATION.

          CLASS OF SHARES             AVERAGE     NUMBER OF     PERCENT     NUMBER OF SHARES HELD   PERCENT
          ---------------             -------     ---------     -------     ---------------------   -------
          COMMON STOCK AND            PRICE OR    SHARES NOW      OF        AFTER OFFERING IF ALL     OF
          ----------------            --------    ----------      ---       ---------------------     --
        COMMON STOCK OPTIONS         BASIS PER       HELD        TOTAL         SECURITIES SOLD       TOTAL
        --------------------         ---------       ----        -----         ---------------       -----
                                       SHARE
                                       -----
Name:
Austin Young, Inc.                     $1.77      3,022,543     59.96%            3,022,543           48.82%
                                       $3.00        988,000*    19.60%              988,000*          15.96%
Office Street Address:
3800 Hudson Bend Road
Austin, Texas 78734

Telephone No.:
(512)266-2481

Principal Occupation:
Majority Stockholder


Name:
Terry L. Young                         $1.77      3,022,543     59.96%            3,022,543           48.82%
                                       $3.00        988,000*    19.60%              988,000*          15.96%
Office Street Address:
3800 Hudson Bend Road
Austin, Texas 78734

Telephone No.:
(512)266-2481

Principal Occupation:
Chief Executive Officer

         NOTE: Terry L. Young is listed above only as beneficial owner of the same shares that are owned in the name of Austin Young, Inc., a company which Mr. Young controls. The total combined number of shares and options controlled by Austin Young, Inc. and Mr. Young is 3,022,354 and 988,000, respectively.

         1) The total number of shares of common stock outstanding as of July 31, 1996, was 5,040,855. As of such date, Austin Young, Inc. had the right to acquire 988,000 shares of common stock through the exercise of an option granted to it by the Company. Such shares, which are not currently outstanding but which are subject to such option, are deemed to be outstanding for the purpose of computing the percentage of outstanding shares of common stock owned by Austin Young, Inc., Terry L. Young and the executive officers and directors as a group, but shall not be deemed outstanding for the purpose of computing the percentage of the common stock owned by any other person.

         2) Austin Young, Inc. is controlled by Terry L. Young, a director, officer and controlling shareholder of the Company. Of the shares set forth above, 47,000 are held in brokerage accounts in the name of Austin Young, Inc.

         3) Of the shares set forth above for Terry L. Young, 2,955,918 are owned of record by Austin Young, Inc., a corporation controlled by Mr. Young; 988,000 represent options granted to Austin Young, Inc.; 47,000 are held in brokerage accounts in the name of Austin Young, Inc.; 16,125 are held in brokerage accounts in the name of Mr. Young; 1,000 shares are pending transfer to Donald L. Gillespie; and, 3,500 are owned of record by the spouse of Mr. Young.

** Mr. Young and Austin Young currently have no plans to exercise the option that it holds for 988,000 shares. If said option is not exercised by Mr. Young and Austin Young, Inc., the percentage of ownership would decline from 66.52% to 59.96% relative to the currently outstanding shares. Further, the ownership percentage would decline to 48.82% after the issuance of the common shares pursuant to this offering. The percentage of ownership would further decline to 41.17% if all warrants issued herein are exercised at some point in the future and before their expiration.



            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                            FY-END OPTION/SAR VALUES

                                                                       Value of
                                                   Number of         Unexercised
                     Shares                       Unexercised        in-the-Money
                    Acquired                      Options/SARs       Options/SARs
                       on             Value      at FY-End (#)      at FY-End ($)
                    Exercise        Realized      Exercisable/       Exercisable/
     Name              (#)             ($)       Unexercisable      Unexercisable
Terry L. Young,
      CEO              -0-             -0-         988,000 E             -0-


         38)  NUMBER OF SHARES BENEFICIALLY OWNED BY OFFICERS AND DIRECTORS AS A
GROUP: BEFORE OFFERING: 3,347,387 shares plus 988,000 options to purchase (see ** at Item 37) SHARES (71.91% OF TOTAL OUTSTANDING). AFTER OFFERING: A) ASSUMING MINIMUM SECURITIES SOLD: 3,347,387 SHARES plus 988,000 options to purchase (see ** at Item 37). (71.91% OF TOTAL OUTSTANDING); B) ASSUMING MAXIMUM SECURITIES SOLD: 3,347,387 shares plus 988,000 options to purchase SHARES (52.05% OF TOTAL OUTSTANDING). (ASSUMES ALL OPTIONS EXERCISED AND ALL CONVERTIBLE SECURITIES CONVERTED.)


MANAGEMENT RELATIONSHIPS, TRANSACTIONS, AND REMUNERATION

         39a) IF ANY OF THE OFFICERS, DIRECTORS, KEY PERSONNEL, OR PRINCIPAL STOCKHOLDERS ARE RELATED BY BLOOD OR MARRIAGE, PLEASE DESCRIBE.

None of the Company's Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

         b) IF THE COMPANY HAS MADE LOANS TO OR IS DOING BUSINESS WITH ANY OF ITS OFFICERS, DIRECTORS, KEY PERSONNEL, OR 10% STOCKHOLDERS, OR ANY OF THEIR RELATIVES (OR ANY ENTITY CONTROLLED DIRECTLY OR INDIRECTLY BY ANY SUCH PERSONS) WITHIN THE LAST TWO YEARS, OR PROPOSES TO DO SO WITHIN THE FUTURE, EXPLAIN. (THIS INCLUDES SALES OR LEASE OF GOODS, PROPERTY, OR SERVICES TO OR FROM THE COMPANY, EMPLOYMENT OR STOCK PURCHASE CONTRACTS, ETC.) STATE THE PRINCIPAL TERMS OF ANY SIGNIFICANT LOANS, AGREEMENTS, LEASES, FINANCING, OR OTHER ARRANGEMENTS.

Austin Young, Inc. furnishes, at minimal cost to the Company, the office space and certain equipment currently used by the Company. Austin Young, Inc. also pays the salary of Terry L. Young, who devotes a significant amount of time and effort to the business of the Company.

Austin Young, Inc. has advanced working capital funds to the Company during the previous two years and at the present time, the Company is indebted to Austin Young, Inc. in the approximate amount of $182,539.

Until February 1, 1998, Austin Young has the right to purchase up to 988,000 common shares of the Company at a price of $3.00 per common share pursuant to an option agreement.

         c) IF ANY OF THE COMPANY'S OFFICERS, DIRECTORS, KEY PERSONNEL, OR 10% STOCKHOLDERS HAS GUARANTEED OR CO-SIGNED ANY OF THE COMPANY'S BANK DEBT OR OTHER OBLIGATIONS, INCLUDING ANY INDEBTEDNESS TO BE RETIRED FROM THE PROCEEDS OF THIS OFFERING, EXPLAIN AND STATE THE AMOUNTS INVOLVED.

The information requested by Item 39c is not applicable.

         40a) LIST ALL REMUNERATION BY THE COMPANY TO OFFICERS, DIRECTORS, AND KEY PERSONNEL FOR THE LAST FISCAL YEAR.

The following table sets forth the aggregate executive compensation paid by the Company for services to the Company as to officers, directors and key personnel of the Company, and as to the aggregate of all officers and directors as a group for the last fiscal year:

                                             CASH              OTHER
                                             ----              -----
Chief executive officer                     $ 36,000          $      0
Chief operating officer                       N/A               N/A
Chief accounting officer                    $ 36,500          $      0

Key personnel                               $      0          $      0

Others                                      $      0          $      0

Total                                       $ 72,500          $      0

Directors as a group (3 persons)            $      0          $      0


         1) Excludes the value of personal use of Company office facilities and certain other personal benefits. The value of such personal benefits cannot be specifically or precisely ascertained without unreasonable effort. After reasonable inquiry, however, the Company believes that the aggregate annual amount of such personal benefits does not exceed $50,000 per person or 10% of the total annual salary and bonus for the named executive officer or directors as a group.

         2) In 1993, 1,000,000 options were issued to Austin Young, Inc., a company controlled by Mr. Young, and are exercisable at $3.00 per share at any time prior to February 1, 1998. The exercise price represents the market price of the common stock on February 1, 1993, the date of grant. The options represent all of the outstanding options granted by the Company. On June 16, 1993, Austin Young, Inc. exercised its option to acquire 12,000 shares. The market price of the common stock on such date was $4.00 per share. No options have been exercised since that date. (See "Certain Relationships and Related Transactions.")

Neither the Company nor its wholly owned subsidiary has a written employment contract with any of its officers. All of the officers, with the exception of Mr. Young, are paid a salary by the Company.

Under Utah law the Company is entitled to pay compensation to its directors, unless the articles or bylaws provide otherwise. The Company has not adopted a policy of compensating its directors, and neither the Articles of Incorporation, as amended, nor the current bylaws prohibit such payments. The Company may implement a compensation plan or a stock option plan to compensate its directors at some point in the future.


         b) IF REMUNERATION IS EXPECTED TO CHANGE OR HAS BEEN UNPAID IN PRIOR YEARS, EXPLAIN.

In order to facilitate the cash flow during the development stage of the Company, salaries paid to the Officers have been held to minimum levels with Terry L. Young drawing no salary from the Company. Upon completion of the offering, Mr. Redding's salary will be increased to a minimum level of $75,000 per annum and Mr. Young will begin drawing a salary with a minimum level of $75,000 per annum. The Company will also add two administrative personnel to relieve this workload from the management so that they can concentrate all of their efforts on the growth and expansion of the Company's marketing efforts. A professional marketing executive will also be added at an estimated $60,000 per annum.


         c)  IF ANY EMPLOYMENT AGREEMENTS EXIST OR ARE CONTEMPLATED, DESCRIBE.

The information requested by Item 40c is not applicable.

         41a) NUMBER OF SHARES SUBJECT TO ISSUANCE UNDER PRESENTLY OUTSTANDING STOCK PURCHASE AGREEMENTS, STOCK OPTIONS, WARRANTS OR RIGHTS: 988,000 SHARES (11.86% OF TOTAL SHARE TO BE OUTSTANDING AFTER THE COMPLETION OF THE OFFERING IF ALL SECURITIES SOLD, ASSUMING EXERCISE OF OPTIONS AND CONVERSION OF CONVERTIBLE SECURITIES). INDICATE WHICH HAVE BEEN APPROVED BY SHAREHOLDERS. STATE THE EXPIRATION DATES, EXERCISE PRICES, AND OTHER BASIC TERMS FOR THESE SECURITIES.

All 988,000 of the outstanding options to purchase securities have been approved by the shareholders of the Company. These securities, exercisable at $3.00 per common share expire February 1, 1998.

         b) NUMBER OF COMMON SHARES SUBJECT TO ISSUANCE UNDER EXISTING STOCK PURCHASE OR OPTION PLANS BUT NOT YET COVERED BY OUTSTANDING PURCHASE AGREEMENTS, OPTIONS, OR WARRANTS: 1,000,000 SHARES.

         c) DESCRIBE THE EXTENT TO WHICH FUTURE STOCK PURCHASE AGREEMENTS, STOCK OPTIONS, WARRANTS, OR RIGHTS MUST BE APPROVED BY SHAREHOLDERS.

The stock options that may be granted pursuant to Item 41b above are not subject to shareholder approval since the stock option plan under which the options will be granted has been approved by the shareholders. Stock options to be issued pursuant to the stock option plan are at the discretion of the Company's board of directors and are to be issued at the closing bid price of the Company's common stock on the date of grant.

         42) IF THE BUSINESS IS HIGHLY DEPENDENT ON THE SERVICES OF CERTAIN KEY PERSONNEL, DESCRIBE ANY ARRANGEMENTS TO ASSURE THAT THESE PERSONS WILL REMAIN WITH THE COMPANY AND NOT COMPETE UPON ANY TERMINATION.

The nature and scope of the Company's holdings of zeolite properties within the United States would make it difficult for any key personnel leaving the Company to compete directly with the Company on any broad scope.

The Company's key personnel's equity positions in the Company's common stock and eligibility to participate in the Company's stock option plan should be sufficient enough to retain key personnel.

The independent manufacturer's representatives have a clause within their contracts which prohibits competition with the Company while they are under contract with the Company and for specified periods of time upon termination of their contracts with the Company.

         NOTE: AFTER REVIEWING THE ABOVE, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THE COMPENSATION TO MANAGEMENT AND OTHER KEY PERSONNEL DIRECTLY OR INDIRECTLY, IS REASONABLE IN VIEW OF THE PRESENT STAGE OF THE COMPANY'S DEVELOPMENT.



LITIGATION

         43) DESCRIBE ANY PAST, PENDING, OR THREATENED LITIGATION OR ADMINISTRATIVE ACTION WHICH HAS HAD OR MAY HAVE A MATERIAL EFFECT ON THE COMPANY'S BUSINESS, FINANCIAL CONDITION, OR OPERATIONS, INCLUDING ANY LITIGATION OR ACTION INVOLVING THE COMPANY'S OFFICERS, DIRECTORS, OR OTHER KEY PERSONNEL. STATE THE NAMES OF THE PRINCIPAL PARTIES, THE NATURE AND CURRENT STATUS OF THE MATTERS, AND AMOUNTS INVOLVED. GIVE AN EVALUATION BY MANAGEMENT OR COUNSEL, TO THE EXTENT FEASIBLE, OF THE MERITS OF THE PROCEEDINGS OR LITIGATION AND THE POTENTIAL IMPACT ON THE COMPANY'S BUSINESS, FINANCIAL CONDITION, OR OPERATIONS.

Neither the Company, any of its properties, nor its subsidiary is a party to any material pending legal proceeding or government actions, including any material bankruptcy, receivership, or similar proceedings. Management of the Company does not believe that there are any material proceedings to which any director, officer or affiliate of the Company or its subsidiary, any owner of record, beneficially, of more than 5 percent of the common stock of the Company, or any associate of any such director, officer, or affiliate of the Company, or security holder is a party adverse to the Company or its subsidiary or has a material interest adverse to the Company or its Subsidiary.


FEDERAL TAX ASPECTS

         44) IF THE COMPANY IS AN S CORPORATION UNDER THE INTERNAL REVENUE CODE OF 1986, AND IT IS ANTICIPATED THAT ANY SIGNIFICANT TAX BENEFITS WILL BE AVAILABLE TO INVESTORS IN THIS OFFERING, INDICATE THE NATURE AND AMOUNT OF SUCH ANTICIPATED TAX BENEFITS AND THE MATERIAL RISKS FOR THEIR DISALLOWANCE. ALSO, STATE THE NAME, ADDRESS, AND TELEPHONE NUMBER OF ANY TAX ADVISOR THAT HAS PASSED UPON THESE TAX BENEFITS. ATTACH ANY OPINION OR DESCRIPTION OF THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES BY THE TAX ADVISOR. NAME OF TAX ADVISOR, ADDRESS, TELEPHONE NUMBER.

The information requested by Item 44 is not applicable since the Company is not, nor has it ever been, classified as an S Corporation.

         NOTE: POTENTIAL INVESTORS ARE ENCOURAGED TO HAVE THEIR OWN PERSONAL TAX CONSULTANT CONTACT THE TAX ADVISOR TO REVIEW DETAILS OF THE TAX BENEFITS AND THE EXTENT THAT THE BENEFITS WOULD BE AVAILABLE AND ADVANTAGEOUS TO THE PARTICULAR INVESTOR.

MISCELLANEOUS FACTORS

         45) DESCRIBE ANY OTHER MATERIAL FACTORS, EITHER ADVERSE OR FAVORABLE, THAT WILL OR COULD AFFECT THE COMPANY OR ITS BUSINESS (FOR EXAMPLE, DISCUSS ANY DEFAULTS UNDER MAJOR CONTRACTS, ANY BREACH OF BYLAW PROVISIONS, ETC.) OR WHICH ARE NECESSARY TO MAKE ANY OTHER INFORMATION IN THIS OFFERING CIRCULAR NOT MISLEADING OR INCOMPLETE.

Known zeolite deposits occur only in limited areas of the United States with the most significant occurrences being located in the northwestern United States. The Company's management believes that the Company is the world's largest corporate holder of zeolite reserves, controlling what is believes to be in excess of 70% of all the zeolite reserves in the United States. Based on certain geological reports and geological studies the Company may control in excess of 90% of the zeolite reserves in the United States.

Management of the Company believes that the United States represents the largest and easiest to address market for its agricultural products. However, the Company has recently begun exports to the European marketplace. With the higher costs of competing products in the European marketplace, management believes its agricultural products will be competitive in the European marketplace. Export sales to the European markets may contribute significant revenues to the Company. However, there is no assurance when, or if, this will ever occur.

FINANCIAL STATEMENTS

         46) ATTACH REVIEWED OR AUDITED FINANCIAL STATEMENTS FOR THE LAST FISCAL YEAR AND UNAUDITIED FINANCIAL STATEMENTS FOR ANY INTERIM PERIODS THEREAFTER. IF SINCE THE BEGINNING OF THE LAST FISCAL YEAR THE COMPANY HAS ACQUIRED ANOTHER BUSINESS THE ASSETS OR NET INCOME OF WHICH WERE IN EXCESS OF 20% OF THOSE FOR THE COMPANY, SHOW PRO FORMA COMBINED FINANCIAL STATEMENTS AS IF THE ACQUISITION HAD OCCURRED AT THE BEGINNING OF THE COMPANY'S LAST FISCAL YEAR.

THE COMPANY DOES HEREBY AGREE TO PROVIDE INVESTORS IN THIS OFFERING FOR FIVE YEARS (OR SUCH LONGER PERIOD AS REQUIRED BY LAW) HEREAFTER ANNUAL FINANCIAL REPORTS CONTAINING A BALANCE SHEET AS OF THE END OF THE COMPANY'S FISCAL YEAR AND A STATEMENT OF INCOME FOR SAID FISCAL YEAR, ALL PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND ACCOMPANIED BY AN INDEPENDENT ACCOUNTANT'S REPORT. IF THE COMPANY HAS MORE THAN 100 SECURITY HOLDERS AT THE END OF THE FISCAL YEAR, THE FINANCIAL STATEMENTS SHALL BE AUDITED.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
American Absorbents Natural Products, Inc.
and Subsidiary
(a development stage company)

We have audited the accompanying consolidated balance sheets of American Absorbents Natural Products, Inc.(a Utah Corporation) and Subsidiary (a development stage company) as of January 31, 1996 and 1995 and the related consolidated statements of operations, cash flows and stockholders' equity for the years ended January 31, 1996, 1995 and 1994 and for the period from inception on February 9, 1984 through January 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Absorbents Natural Products, Inc. and Subsidiary (a development stage company) as of January 31, 1996 and 1995 and the results of their operations and their cash flows for the years ended January 31, 1996, 1995 and 1994 and for the period from inception on February 9, 1984 through January 31, 1996 in conformity with generally accepted accounting principles.



Orton & Company
Salt Lake City, Utah
February 24, 1996

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)

                       Consolidated Financial Statements

                           January 31, 1996 and 1995

                                C O N T E N T S


Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . .   47

Consolidated Balance Sheets   . . . . . . . . . . . . . . . . . . . . . .   50

Consolidated Statements of Operations   . . . . . . . . . . . . . . . . .   52

Consolidated Statements of Stockholders' Equity . . . . . . . . . . . . .   53

Consolidated Statements of Cash Flows   . . . . . . . . . . . . . . . . .   56

Notes to the Consolidated Financial Statements  . . . . . . . . . . . . .   58

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                          Consolidated Balance Sheets
                           January 31, 1996 and 1995


                                    ASSETS

                                                       January 31,
                                              -----------------------------

                                                  1996            1995
                                              -------------     -----------
CURRENT ASSETS

  Cash                                        $       1,107          $2,207

  Accounts receivable (Note 1)
   Trade                                              7,562           1,623
   Other                                                580           9,976

Prepaid expenses (Note 1)                            35,658          38,812

  Inventory (Note 1)                                109,098          98,681
                                              -------------     -----------

  Total Current Assets                              154,005         151,299
                                              -------------     -----------

PROPERTY AND EQUIPMENT (Note 7)

  Plant (net)                                       223,916         168,750

  Machinery and equipment (net)                       6,607           6,314
                                              -------------     -----------

      Total Property and Equipment                  230,523         175,064
                                              -------------     -----------

OTHER ASSETS

  Mining claims (Note 8)                          5,081,669       5,081,669
  Prepaid expenses (Note 1)                              --          12,750
  Business development costs (Note 1)                   750           1,356
  Product tradenames (Note 9)                         2,500           7,500
                                              -------------     -----------

     Total Other Assets                           5,084,919       5,103,275
                                              -------------     -----------
     TOTAL ASSETS                             $   5,469,447     $ 5,429,638
                                              =============     ===========

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                    Consolidated Balance Sheets (Continued)
                           January 31, 1996 and 1995


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                 January 31,
                                                                        -----------------------------

                                                                            1996            1995
                                                                        -------------     -----------
CURRENT LIABILITIES

  Accounts payable and accrued expenses                                 $      13,060     $    60,949
  Current portion of note payable - related party
   (Note 10)                                                                       --          45,372
  Current portion of note payable (Note 11)                                   127,520          10,020
                                                                        -------------     -----------

     Total Current Liabilities                                                140,580         116,341
                                                                        -------------     -----------

LONG-TERM DEBT

  Notes payable-related party-less current portion (Note 10)                  182,539          90,745
  Notes payable - less current portion (Note 11)                                   --         127,519
                                                                        -------------     -----------

     Total Long-term Debt                                                     182,539         218,264
                                                                        -------------     -----------

     TOTAL LIABILITIES                                                        323,119         334,605
                                                                        -------------     -----------

STOCKHOLDERS' EQUITY

  Common stock; authorized 50,000,000
   common shares at $0.001 par value;
   4,969,520 and 4,746,352 shares issued
   and outstanding, respectively                                                4,970           4,747
  Capital in excess of par value                                            6,851,728       6,399,189
  Deficit accumulated during the
   development stage                                                       (1,710,370)     (1,308,903)
                                                                        -------------     -----------

     Total Stockholders' Equity                                             5,146,328       5,095,033
                                                                        -------------     -----------

     TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY                                             $   5,469,447     $ 5,429,638
                                                                        =============     ===========

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                     Consolidated Statements of Operations

                                                                                                From
                                                                                             Inception
                                                                                           On February 9,
                                                          For the Years Ended              1984 Through
                                                               January 31,                  January 31,
                                           -----------------------------------------------
                                                1996           1995             1994            1996
                                           --------------   ------------    --------------   -----------
REVENUE

  Net Sales                                $       26,070   $      69,467   $       20,323   $   170,363
  Cost of goods sold                               16,950          45,153            8,437       103,974
                                           --------------   ------------    --------------   -----------
     Gross Profit (Note 1)                          9,120          24,314           11,886        66,389
                                           --------------   ------------    --------------   -----------

EXPENSES

  General and administrative                      392,835         714,403          314,208     1,721,016
  Depreciation and
    amortization                                   17,652          18,859            8,395        53,396
                                           --------------   ------------    --------------   -----------

     Total Expenses                               410,487         773,262          322,603     1,774,412
                                           --------------   ------------    --------------   -----------

Net loss before provision
 for income taxes                                 (401,36)       (708,948)        (310,717)   (1,708,023)

Provision for income taxes                            100             100              145         2,347
                                           --------------   ------------    --------------   -----------

NET LOSS                                   $     (401,467)  $    (709,048)  $     (310,862)  $(1,710,370)
                                           ==============   =============   ==============   ============

WEIGHTED AVERAGE
 LOSS PER SHARE                            $         (.08)  $        (.15)  $         (.07)  $     (1.14)
                                           ==============   =============   ==============   ===========

AVERAGE SHARES
 OUTSTANDING                                    4,914,777       4,711,409        4,517,298     1,497,558
                                           ==============   =============   ==============   ===========

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Consolidated Statement of Stockholders' Equity
             From Inception on February 9, 1984 to January 31, 1996



                                                                                                  Deficit
                                                                                                 Accumulated
                                                           Common Stock           Additional     During the
                                                      --------------------------   Paid-in       Development
                                                      Shares         Amount        Capital           Stage
                                                      -----------  ------------  ------------  ----------------
Balance at inception-February 9, 1984                        -    $     -      $       -       $        -

Issuance of common stock for cash (Note 3)              37,500         38            962                -

Expenses paid by shareholders for the
 years ended January 31, 1990                                -          -            518                -

Net loss for the years ended January 31, 1990                -          -              -           (1,618)
                                                      ---------------------------------------------------
Balance, January 31, 1990                               37,500         38          1,480           (1,618)

Issuance of common stock for
 services rendered in August 1990                      391,000        391          7,429                -

Issuance of common stock in September
 1990 for various assets from
 Austin-Young, Inc. (Note 5)                            50,000         50        198,890                -

Issuance of common stock for distribution
 licenses from Global Environmental Industries
 (GEI) for UT & WA, September 1990 (Note 3)             50,000         50         37,070                -

Contribution from Austin-Young, Inc.                         -          -         13,500                -

Issuance of common stock for
 services rendered in October 1990                      12,500         12         37,488                -

Net loss for the year ended January 31, 1991                 -          -              -          (57,756)
                                                      ---------------------------------------------------
Balance, January 31, 1991                              541,000    $   541      $ 295,857       $  (59,374)


Common stock returned in exchange for
 common stock of GEI in March 1991 (Note 5)            (17,000)       (17)       (85,423)               -

Repurchase of common stock from
 Austin-Young, Inc. in May 1991 (Note 5)              (338,000)      (338)       (64,682)               -

Cancellation of common shares                          (20,000)       (20)            20

Issuance of common stock for the
 purchase of product from Steelhead
 Specialty Minerals in August 1991 (Note 6)             10,000         10         74,990                -

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
           Consolidated Statement of Stockholders' Equity (Continued)
             From Inception on February 9, 1984 to January 31, 1996

                                                                                                        Deficit
                                                                                                      Accumulated
                                                          Common Stock              Additional        During the
                                                    ---------------------------      Paid-in          Development
                                                      Shares          Amount         Capital            Stage
                                                    -----------     -----------    ------------     -------------
Issuance of common stock for the
 purchase of mining claims in
 October 1991 (Note 8)                                  13,214           13           184,987                  -

Common stock cancelled by officers/
 directors in January 1992                             (20,000)         (20)               20                  -

Contribution from Austin-Young, Inc.                         -            -            17,000                  -


Net loss for the year ended January 31, 1992                 -            -                 -            (93,315)
                                                    ------------------------------------------------------------

Balance, January 31, 1992                              169,214     $    169      $    422,769       $   (152,689)

Issuance of common stock for
 the acquisition of Geo- Environment
 Services, Inc. in February 1992 (Note 5)              701,800          702            96,442                  -

Issuance of common stock for
 the purchase of mining claims
 in March 1992 (Note 5)                                243,000          243         4,859,757                  -

Common stock cancelled by officer
 and directors in June 1992 (Note 6)                   (32,430)         (32)               32                  -

Cancellation of fractional shares
 due to reverse stock split                                (21)           -                 -
                                                                                                               -

Contribution by Austin-Young, Inc.                                                     10,000

Issuance of common stock  (pursuant to
 a repurchase agreement in May, 1991)
 to Austin-Young, Inc. for relief of
 debt in July 1992 (Note 5)                          3,380,000        3,380            61,620                  -

Net loss for the year ended January 31, 1993                 -            -                 -           (136,304)
                                                    ------------------------------------------------------------

Balance, January 31, 1993                            4,461,563        4,462         5,450,620           (288,993)

Issuance of common stock for
 services rendered in June 1993 (Note 6)                17,800           18            26,682                  -

Issuance of common stock to Austin-
 Young, Inc. in June 1993 (Note 5)                      12,000           12            35,988                  -

Issuance of common stock for cash
 October 1993 (Note 12)                                 66,667           67           199,936                  -

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
           Consolidated Statement of Stockholders' Equity (Continued)
             From Inception on February 9, 1984 to January 31, 1996


                                                                                                 Deficit
                                                                                             Accumulated
                                                           Common Stock        Additional     During the
                                                  ----------------------        Paid-in      Development
                                                     Shares      Amount         Capital            Stage
                                                  ------------  --------    --------------   -----------
Issuance of common stock as down payment
 on building October 1993 (Note 5)                       6,000         6            29,994             -

Issuance of common stock for services
 rendered October 1993 (Note 6)                         17,000        17            50,983             -

Issuance of common stock for cash
 December 1993 (Note 12)                                80,072        80           191,321             -

Contribution by Austin-Young, Inc.                                                  36,000

Net loss for the year ended
 January 31, 1994                                            -         -          (310,862)
                                                  ------------  --------    --------------   -----------
Balance, January 31, 1994                            4,661,102  $  4,662    $    6,021,524    $ (599,855)

Issuance of common stock for services
 rendered February 1994 (Note 6)                         6,000         6            29,994             -

Issuance of common stock for services
 rendered in June 1994 (Note 6)                         41,750        42           175,458             -

Issuance of common stock in a private
 offering                                               22,500        22            89,978             -

Issuance of common stock for services
 rendered in November 1994 (Note 6)                     15,000        15            46,235             -

Contribution by Austin-Young, Inc.                                                  36,000

Net loss for the year ended January 31, 1995                 -         -                 -      (709,048)
                                                  ------------  --------    --------------   -----------
Balance, January 31, 1995                            4,746,352  $  4,747    $    6,399,189   $(1,308,903)

Issuance of common stock
 for services (Note 6)                                   9,000         9            22,391

Issuance of common stock in
 a private offering (Note 12)                          214,168       214           394,148

Contribution by Austin-Young, Inc.                                                  36,000

Net loss for the year ended
 January 31, 1996                                            -         -                 -      (401,467)
                                                  ------------  --------    --------------   -----------
Balance at January 31, 1996                          4,969,520  $  4,970    $    6,851,728   $(1,710,370)
                                                  ============  ========    ==============   ===========

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                     Consolidated Statements of Cash Flows


                                                                                                          From
                                                                                                       Inception on
                                                         For the Years Ended                            February 9,
                                                             January 31,                               1984 Through
                                                --------------------------------------------------      January 31,
                                                     1996              1995              1994              1996
                                                --------------    --------------    --------------     -------------
Cash Flows From Operating Activities
  Net loss                                      $     (401,467)   $     (709,048)   $     (340,862)    $  (1,710,370)
  Depreciation and amortization                         17,652            18,859             8,395            53,396
  (Increase) decrease in receivables                     3,457           (11,599)            5,565            (8,142)
  Decrease (increase) in prepaid expenses               15,904            52,136           (91,698)          (23,658)
  Decrease (increase) in inventory                     (10,417)           25,051           (13,681)          (35,923)
  Increase (decrease) in payables                      (47,889)           (2,151)           41,187            12,070
  Decrease (increase) in deferred
   offering costs                                        -                56,180           (56,180)                -
  Stock issued for services                             22,400           251,750            77,700           397,170
  Expenses paid by shareholder                          36,000            36,000            36,000           149,018
                                                --------------    --------------    --------------     -------------

     Net Cash Used by Operating
       Activities                                     (364,360)         (282,822)         (303,574)       (1,116,439)
                                                --------------    --------------    --------------     -------------

Cash Flows From Investing Activities
  Purchase of fixed assets                             (67,505)           (6,908)         (150,000)         (227,115)
  Purchase of product tradenames                             -                 -            (1,958)          (26,958)

  Organization costs                                         -                 -            (1,526)

  Purchase/sale of mining                                    -                 -                 -

   development costs                                         -                 -             8,320             7,920

  Purchase of mining claims                                  -                 -              (260)          (58,599)

  Sale of licenses                                           -                 -           150,000

  Purchase of stock                                          -                 -                 -           (65,000)
                                                --------------    --------------    --------------     -------------

     Net Cash Used by Investing
       Activities                                      (67,505)           (6,908)         (143,898)         (221,276)
                                                --------------    --------------    --------------     -------------

Cash Flows From Financing Activities
  Issuance of common stock                             394,362            90,000           427,401         1,013,763
  Issuance of notes payable                             46,423            67,440           233,150           502,364
  Principal payments on long-term
   debt                                                (10,020)           (8,673)          (71,612)         (127,305)
                                                --------------    --------------    --------------     -------------

     Net Cash Provided by Financing
      Activities                                       430,765           148,767           588,939         1,388,822
                                                --------------    --------------    --------------     -------------

Net (Decrease) Increase in Cash                         (1,100)         (140,963)          141,467             1,107

Cash at Beginning of Period                              2,207           143,170             1,703                 -
                                                --------------    --------------    --------------     -------------

Cash at End of Period                           $        1,107    $        2,207    $      143,170     $       1,107
                                                ==============    ==============    ==============     =============

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
               Consolidated Statements of Cash Flows (Continued)




                                                                                                          From
                                                                                                       Inception on
                                                                                                        February 9,
                                                         For the Years Ended                           1984 Through
                                                             January 31,                                January 31,
                                                --------------------------------------------------    --------------
                                                     1996              1995              1994              1996
                                                --------------    --------------    --------------     -------------
Supplemental cash flow information:

Cash Paid For:
  Interest                                      $    18,834        $   18,859          $ 12,262        $   52,697
  Income Taxes                                          100               100               145             2,347

Non-Cash Transactions:
  Stock issued for mining claims                $         -        $        -          $      -        $5,045,000
  Stock issued for down
   payment on building                          $         -        $        -          $ 30,000        $   30,000
  Stock issued for services                     $    22,400        $  251,750          $ 77,700        $  397,170
  Stock issued for stock of
    Geo-Environment Services, Inc.              $         -        $        -          $      -        $   97,144
  Stock issued for Inventory                    $         -        $        -          $      -        $   75,000
  Stock issued for assets from
    Austin-Young, Inc. and
    Global Environmental Industries             $         -        $        -          $      -        $  236,060

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           January 31, 1996 and 1995

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Business Organization
       American Absorbents Natural Products, Inc. was incorporated on February 9, 1984 under the laws of the State of Utah and under the name of TPI Land, Inc. as a wholly-owned subsidiary of TPI, Inc. On September 14, 1990, the Company changed its name to Environmental Fuels, Inc. and began developing its involvement in various phases of the conversion of vehicles to operating on compressed natural gas. That developing business was sold on April 23, 1991 (see Note 3).

       On May 6, 1991, the Company changed its name to Geo-Environmental Resources, Inc. and is now developing its involvement in the distribution of zeolite, a mineral product which is an absorbent and has many potential uses such as oil and gas well cleanup, shoe and refrigerator freshener, landfill absorption, and other agricultural uses.

       On February 6, 1992, the Company acquired the outstanding stock of Geo-Environment Services, Inc., a wholly owned subsidiary involved in marketing of the zeolite products. The transaction was accounted for at historical cost in a manner similar to that in pooling of interest accounting for business combinations.

       In 1996, the Company changed its name to American Absorbents Natural Products, Inc. and the name of its subsidiary to American Absorbents, Inc.

       Principles of Consolidation
       The consolidated financial statements include the accounts of American Absorbents Natural Products, Inc. and its subsidiary American Absorbents, Inc. Collectively, these entities are referred to as the Company. All significant intercompany transactions and accounts have been eliminated.

       Method of Accounting
       The Company recognized income and expenses according to the accrual method of accounting. Expenses are recognized when performance is substantially complete and income is recognized when earned. Earnings (loss) per share are computed based on the weighted average method. Stock options currently outstanding were not used in calculating earnings per share since the
effect would be antidilutive.      The fiscal year of the Company ends January
31 of each year. The financial statements reflect activity from inception, February 9, 1984.

       Cash and Cash Equivalents
       For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

       Nonmonetary Transactions
       Nonmonetary transactions are transactions for which no cash was exchanged and for which shares of common stock were exchanged for assets.
These transactions are recorded at fair market value as determined by the board of directors.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           January 31, 1996 and 1995

NOTE 1  -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

       Inventories
       Inventories are stated at the lower of cost (FIFO method) or market, and consist of finished goods and packaging materials. In 1995, the Company wrote off $42,702 of obsolete inventory and has included this amount as part of cost of goods sold.

       Accounts Receivable
       Accounts receivable are shown net of the allowance for doubtful accounts. This amount was determined to be $0 and $0 at January 31, 1996 and 1995 after writing off all accounts determined to be uncollectible. Other accounts receivable consists of $580 in employee receivables.

       Prepaid Expenses
       Prepaid expenses at January 31, 1996 consist of the following:


         Prepaid mining land lease                       $      22,908
         Prepaid consulting fees                                12,750
                                                         -------------
                                                         $      35,658
                                                         =============

       Business Development Costs
       Business Development costs mainly consist of video production cost for a business promotional video and product packaging design. These costs are amortized over the estimated useful life of the cost, which is 5 years, The costs and accumulated amortization at January 31, 1996 are as follows:

              Business development costs             $    3,026
              Accumulated amortization                   (2,276)
                                                     ----------

                                                     $      750
                                                     ==========

       Mining Claims
       Mining claims are stated at the lower of cost or market, whichever is lower.

       Any costs incurred for the betterment or increase the expected efficiency of expectations related to the extraction from the Company's mining claims are capitalized and charged off to operations over the expected economic life of the claims.

       The Company has adopted SFAS statement #121 which requires a review of any potential for the impairment of value of any long-lived assets. It is the policy of the Company to annually review the future economic benefit of all long-lived assets and to charge off to operations any potential impairment of value of long-lived assets when applicable.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           January 31, 1996 and 1995

NOTE 2 - DEVELOPMENT STAGE ENTERPRISE

       The Company, per FASB Statement No. 7, is properly accounted for and reported as a development stage enterprise. Substantially all of the Company's efforts since its formation have been devoted to establishing its new business. No significant revenue has been earned as of the balance sheet date.
Operations have been devoted to raising capital, purchasing zeolite property and establishing a marketing plan.

       Continuation of the development effort is contingent upon the Company raising sufficient capital from shareholders or other sources. It is managements' intent to raise capital and further develop the marketing of its zeolite products.

NOTE 3 - COMMON STOCK AND STOCKHOLDERS' EQUITY

       During the periods shown, the Company had a one-for-two reverse stock split and a one for ten reverse stock split. The financial statements have been retroactively restated to reflect the stock splits.

       Stock of the Company has been issued for cash, license agreements, mining claims, compensation for services, and in exchange for other stock.

       On February 10, 1984, the Company issued 37,500 shares of its stock to TPI, Inc. for $1,000 cash. On June 30, 1984, TPI, Inc. distributed the 37,500 shares to its stockholders in a partial liquidating dividend.

       In August and September 1990, control of the Company was acquired by Austin-Young, Inc. and shares of stock were issued to Austin-Young, Inc. and to some of its officers and directors (see Note 5).

       In September 1990, the Company acquired four license agreements to distribute the products of Natural Gas Resources, Inc., (NGRI) a wholly-owned subsidiary of Global Environmental Industries, Inc. NGRI is engaged in the business of licensing the operations of compressed natural gas conversion centers and natural gas refueling stations. NGRI has certain patented products used in the conversion of vehicles from gasoline and diesel to the use of natural gas. Under these license agreements, the Company acquired the right to distribute the products of NGRI in San Antonio, Texas (metropolitan area); Burnet County, Texas; state of Utah; and the state of Washington. On April 23, 1991, the Company sold the license agreements along with stock of Global Environmental Industries, Inc. and Natural Gas Industries, Inc. for $150,000. All assets were sold at book value and no gain or loss was recognized on the sale.

       In August of 1991 the Company issued 10,000 shares of stock at $7.50 per share for the rights to two zeolite products of Steelhead Specialty Mineral, Inc. (see Note 9).

       In October 1991 the Company issued 13,214 shares of stock at $14 per share for mining claims in Harney County, Oregon and in March 1992, issued 243,000 shares at $20 per share for additional zeolite mining claims in the same area (see Note 8).

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           January 31, 1996 and 1995

NOTE 3- COMMON STOCK AND STOCKHOLDERS' EQUITY (Continued)


       In February 1992 the Company issued 701,800 shares at $0.14 per share for all the outstanding stock of American Absorbents, Inc. (AAI) which became a wholly owned subsidiary. AAI had, prior to being acquired, purchased zeolite mining claims in Mohave County, Arizona (see Note 5).

NOTE 4 - INCOME TAXES

       The Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" in the fiscal year ended January 31, 1996 and has applied the provisions of the statement on a retroactive basis to the previous fiscal year which resulted in no significant adjustment.

       Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

       Deferred income taxes result from temporary differences in the recognition of accounting transactions for tax and financial reporting purposes. There were no temporary differences at January 31, 1996 and earlier years, accordingly, no deferred tax liabilities have been recognized for all years.

       The Company had cumulative net operating loss carryforwards of approximately $1,700,000 at January 31, 1996 and $1,300,000 at January 31, 1995. No effect has been shown in the financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryforwards is not presently determinable. Accordingly, the potential tax benefits of the net operating loss carryforwards, estimated based upon current tax rates of $578,000 at January 31, 1996 and $442,000 at January 31, 1995 have been offset by valuation reserves of the same amount. The net change in deferred tax asset and offsetting valuation reserve amounted to $136,000 for 1996 and $241,000 for 1995.


NOTE 5 - RELATED PARTY TRANSACTIONS

       The majority of the outstanding shares of the Company are owned by Austin-Young, Inc., a Utah corporation that has its primary office in Austin, Texas. Some individuals are officers and directors in both Austin-Young, Inc. and the Company. During the periods shown, there were several transactions involving the majority shareholder and the Company's officers and directors, as follows:

       August 10, 1990 - Common investment shares of 250,000 were issued to Austin-Young, Inc. and 1,000 shares were issued to two officers and directors of the Company for services rendered.

       August 13, 1990 - Common investment shares of 100,000 were issued to Terry Young, president of the Company, for serving as president. Such shares were subsequently sold to Austin-Young, Inc.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           January 31, 1996 and 1995

NOTE 5- RELATED PARTY TRANSACTIONS (Continued)

       August 13, 1990 - Common investment shares of 5,000 were issued to Susan Young for bookkeeping services. Susan Young was the wife of Terry Young at the time of issuance.

       August 17, 1990 - An option was given to Austin-Young, Inc. to purchase an additional 2,000,000 shares (pre- split)(100,000 shares post-split) of stock at the price of one cent per share. Also, an option plan was approved which provides that the board of directors are authorized to issue up to 1,000,000 shares (pre-split) (50,000 shares post- split) to current and future employees at a price of one cent per share. None of these options were exercised. These options were later rescinded by the board of directors in July 1993.

       August 17, 1990 - Common investment shares of 12,500 were issued to an officer and director for services.

       September 3, 1990 - 50,000 shares were issued at $3.98 per share to Austin-Young, Inc. in exchange for distributorship license agreements, stock in Global Environmental Industries, Inc. and Natural Gas Industries, Inc., and cash. The assets acquired in the transaction were recorded at historical cost. The Company subsequently transferred 178,000 shares of Global stock back to the original transferor in exchange for 17,000 shares of Company stock. The remaining 200,000 shares of Global stock were sold as part of the transaction which occurred on April 23, 1991 (see Note 3).

       May 13, 1991 - 3,380,000 shares of common stock were purchased for $65,000 cash from Austin-Young, Inc. and cancelled. The Company agreed that Austin-Young, Inc. had the right to repurchase these shares for the same price at any time up to June 1, 1993 (see July, 1992 comment below).

       February 1992 - the Company issued 701,800 shares of common stock at $0.14 per share to the shareholders of Geo Environment Services, Inc., (now
AAI) for their stock. Officers of the corporation were major shareholders of AAI.

       July 1992 - 3,380,000 shares of common stock were issued at $0.02 per share to Austin -Young, Inc. for debt relief of $65,000.

       February 1, 1993 - the Company issued to Austin-Young, Inc. an option to purchase up to 1,000,000 shares of common stock at a price of $3 per share. This option expires on February 1, 1998, and there have been 12,000 shares exercised to date at a price of $36,000.

       July 27, 1993 - the Company issued an option to the employees, officers and directors to purchase up to a maximum of 250,000 shares of common stock at a price of $3 per share. This option was cancelled on June 5, 1995.

       October 8, 1993 - 6,000 shares of stock were issued at $5 per share to Susan Young as down payment on the purchase of a building.

       During 1994, Austin-Young, Inc. issued several promissory notes to the Company to cover cash shortages. Total promissory notes issued was $61,424. (See Note 10)

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           January 31, 1996 and 1995

NOTE 5- RELATED PARTY TRANSACTIONS (Continued)

       In June 1995, the Company adopted a 1995 stock option plan for the employees, officers and directors to purchase up to 1,000,000 shares of common stock at market price. The options expire in five years from the date of offer.

       The Company is leasing its office space from a related party on a month to month basis at $500 per month.

       During 1996, Austin-Young, Inc. issued $38,000 in promissory notes to cover cash shortages. $5,000 was paid back during the year.

       For the years 1990 to 1996, The Company's major stockholder, Austin-Young, Inc. provided compensation to one of the Company's officer and director while working on projects related to Company business. The compensation is shown as an expense to the Company and capital contribution.


       In future years, when the Company operations become more fully developed, the compensation will increase in proportion to the time and expertise given by the officer/director and will be paid directly from company funds.


NOTE 6 - NONMONETARY TRANSACTIONS

       Nonmonetary transactions consist of the transactions detailed in Note 5 above and the transfer of common investment shares to individuals and corporations for services and distributorship license agreements, as follows:

       September 24, 1990 - 50,000 shares of common stock were issued at $0.74 per share to two corporations for distributorship license agreements.

       October 25, 1990 - 12,500 shares of common stock were issued at $3 per share to individuals for services.

       August 1991 - 10,000 shares of stock were issued at $7.50 per share for trademarks and patents for two zeolite products.

       October 1991 - 13,214 shares of stock were issued at $14 per share for zeolite mining claims (see Note 8).

       January, 1992 - 20,000 shares of common stock were returned to the treasury and cancelled.

       February 1992 - 701,800 shares were issued at $0.14 per share for 100% of the shares of Geo-Environment Services, Inc (see Note 5).

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           January 31, 1996 and 1995

NOTE 6- NONMONETARY TRANSACTIONS (Continued)

       March 1992 - 243,000 shares were issued at $20 per share for zeolite mining claims (see Note 8).

       June 1992 - 32,430 shares were cancelled by officers and directors.

       June 1993 - 17,800 shares were issued at $1.50 per share for services performed.

       October 1993 - 6,000 shares were issued at $5 per share for down payment on plant facility.

       October 1993 - 17,000 shares were issued at $3 per share for advisory services.

       February 1994 - 6,000 shares were issued at $5 per share for legal services.

       June 1994 - 25,750 shares were issued at $4 per shares for services rendered.

       June 1994 - 11,000 shares were issued at $5 per share for services rendered.

       June 1994 - 5,000 shares were issued at $3.50 per share for services rendered.

       November 1994 - 10,000 shares were issued at $3.50 per share for services rendered.

       November 1994 - 5,000 shares were issued at $2.25 per share for services rendered.

       During 1995 - 9,000 shares were issued at an average price of $2.49 per share for services rendered.

       All nonmonetary transactions, with related parties and non related parties, transacted with stock of the Company were measured either at the estimated fair value of the stock being issued (stock market quotations) or fair value of goods or services being rendered, whichever was more readily measurable.


NOTE 7 -      PROPERTY AND EQUIPMENT

       Property and equipment consists of the following:

                                                     January 31,
                                           ---------------------------------
                                                1996               1995
                                           --------------     --------------
       Plant                               $      244,978     $      180,000
       Machinery and equipment                     12,382              9,854
       Accumulated depreciation                   (26,837)           (14,790)
                                           --------------     --------------
                                           $      230,523     $      175,064
                                           ==============     ==============


       Machinery and equipment is depreciated on the straight-line method over the estimated useful lives of five (5) years. Plant is being depreciated over the estimated useful life of 20 years. Depreciation expense is

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           January 31, 1996 and 1995

NOTE 7- PROPERTY AND EQUIPMENT (Continued)

$12,047, $11,540 and $2,790  for the years January 31, 1996, 1995 and 1994 respectively. Amortization expense is $5,605, $7,319 and $5,605 for the years ended January 31, 1996, 1995 and 1994, respectively.

            The Company has agreements with various vendors to do the mining and milling of its zeolite mineral and products; this has resulted in minimal investment in machinery and equipment.

            During 1996, the Company purchased a building near Burns, Oregon that will act as a processing and storage facility for its Oregon zeolite deposits.


NOTE 8 -    MINING CLAIMS

            The Company has purchased several zeolite mining claims in three different regions in the western United States. All purchases were acquired through stock issuances and adescribed below.

            In April 1991 (before acquisition by Geo-Environmental Resources) (now American Absorbents Natural Products, Inc.), the Company's subsidiary issued 440,000 shares of its stock for mining claims containing zeolite in the Mohave County, Arizona region, and the stock given was originally valued at $.50 per share. Thus the mining claims were originally valued at $220,000. Since the value of the mining claims was not readily determined the mining claims were written down to a nominal value.

            In October 1991 the Company acquired twenty zeolite mining claims in Harney County, Oregon. The value of the claims was agreed to be $185,000 by the seller and purchaser and 13,214 (132,143 presplit) shares of common stock were issued. The stock was quoted on the market at $1.40 per share, thus determining the number of shares to be issued for the claims.

            In December 1991, the Company acquired an additional 203 zeolite mining claims in the Harney County, Oregon region. A geological study was conducted and reserves were estimated at over 477,600,000 tons. The value per ton was also estimated based on mining costs and market value of other companies in the industry. The reserves were then discounted 99 1/2% and a value was determined to be approximately $4,800,000.

            Stock was then issued at market price to equal the value given to the claims.

            To date no depletion has been taken on any of these claims. Depletion of these assets will begin once material mining operations on these claims begins.


NOTE 9  -     PRODUCT TRADENAMES

              In August of 1991 the Company purchased for common stock, notes payable and cash, the inventory and the trade names for two shoe products. The inventory was valued at $115,000 and the remainder

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           January 31, 1996 and 1995

NOTE 9- PRODUCT TRADENAMES (Continued)

of the purchase price of $25,000 was attributed to the tradenames of the products. The tradenames are being amortized on the straight-line method over a five (5) year period.


NOTE 10 -     RELATED PARTY NOTES PAYABLE

              The notes payable-related party consist of advances from Austin-Young, Inc., a major shareholder of the Company. The balances are as follows:





                                                                 January 31,
                                                           ------------------------
                                                               1996          1995
                                                           ------------    --------
              Notes payable - Austin-Young, bearing
              interest at 7% interest and payable
              in 1997. Unsecured.                          $  182,539    $  136,117

              Less current portion                              -           (45,372)
                                                           ----------    ----------

              Totals                                       $  182,539    $   90,745
                                                           ==========    ==========

              Austin-Young, Inc. negotiated a principle payable over 3 years in 1995 but later renegotiated the note to payment in 1997.


NOTE 11-      LONG TERM NOTES PAYABLE

                                                                                  January 31,
                                                                          -----------------------------
              Notes Payable consist of the following:                           1996           1995
                                                                          ---------------  ------------
              Note payable to an unrelated corporation,                   $      127,519    $   137,539
               bearing interest at 6%, amortized over 30                        (127,519)       (10,020)
               years, balloon payment due September                       ---------------   -----------
               1996. Secured by warranty deed.
              Less current portion -                                      $            -    $   127,519
                                                                          ===============   ===========




                  AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                AND SUBSIDIARY
                        (A Development Stage Company)
                Notes to the Consolidated Financial Statements
                          January 31, 1996 and 1995


NOTE 12 - PRIVATE PLACEMENT OF COMMON STOCK

       During October 1993, the Company issued 66,667 shares of restricted common stock in a private placement. The shares sold for $3 per share and carried an option to purchase additional shares within 120 days.

       During December 1993, the Company issued 38,170 and 41,902 shares of restricted common stock in a private placement at $3 and $1.84 per share, respectively. The shares issued were under an option agreement as part of the private placement that occurred during October 1993.

       On July 5, 1994, 22,500 shares of common stock were issued at $4 per share in a regulation D private stock offering.

       In 1996, the Company issued 214,168 shares of common stock in a regulation D private placement for total consideration of $394,362.


NOTE 13 - PRIOR PERIOD ADJUSTMENT

       In 1995 and 1994, the Company restated the results of operations due to the correction of an accounting error. The effect of the change in 1994 was an increase in the net loss from $(254,452) to $(274,862). The effect of the change in 1995 decreased the net loss from $(679,613) to $(673,048).

       The effect on earnings per share was $(.0045) and $.0014 for 1994 and 1995, respectively.


NOTE 14 - RESEARCH AND DEVELOPMENT

       The Company expenses all research and development costs as incurred.
The Company is accounted for as a development stage enterprise, and a portion of expenses incurred since inception have been directly related to research and development. The research and development expenses incurred for the years ended January 31, 1996, 1995 and 1994 respectively are as follows:



                                                  For the years ended
                                                      January 31,
                                                      -----------
                                             1996         1995         1994
                                           --------    -----------   ---------
              Labor and wages              $  8,115    $   122,821   $  55,658
              Materials and supplies           -            12,731      15,050
              Rent allocation                  -             5,187      10,452
                                           --------    -----------   ---------

                                           $  8,115    $   140,739   $  81,370
                                           ========    ===========   =========

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           January 31, 1996 and 1995


NOTE 14- RESEARCH AND DEVELOPMENT (Continued)

       Research and development of the Company primarily relate to product and package design and market research.


NOTE 15 - ECONOMIC DEPENDENCY

       During the current fiscal year, the Company has developed an overseas customer that provided 48% of the years sales volume.

                                ORTON & COMPANY
                          CERTIFIED PUBLIC ACCOUNTANTS
                           A PROFESSIONAL CORPORATION

 50 WEST BROADWAY, SUITE 1130, SALT LAKE CITY, UTAH 84101  *  (801)537-7044,
                              FAX (801)363-0615




                              ACCOUNTANTS' CONSENT





We hereby consent to the use of our audit report of American Absorbents Natural Products, Inc. dated February 24, 1996 for the years ended January 31, 1996 and 1995 in the Form SB-1 filing for American Absorbents Natural Products, Inc.




  /s/ Orton & Company
--------------------------------

August 13, 1996
Salt Lake City, Utah

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)

                       Consolidated Financial Statements

                            For the Six Months Ended

                             July 31, 1996 and 1995

                                  (Unaudited)

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                          Consolidated Balance Sheets
                             July 31, 1996 and 1995
                                  (unaudited)

                                     ASSETS

                                                                                                          July 31,
                                                                                              ----------------------------
                                                                                                  1996            1995
                 CURRENT ASSETS                                                               -----------    -------------
                    Cash                                                                      $     1,560    $     121,047
                    Accounts receivable (Note 1)
                          Trade                                                                       365           16,486
                          Other                                                                       -0-              236
                    Prepaid expenses (Note 1)                                                       7,522           19,326
                    Inventory (Note 1)                                                             96,085          104,378
                                                                                              -----------    -------------
                          Total Current Assets                                                    105,532          261,473
                                                                                              -----------    -------------

                 PROPERTY AND EQUIPMENT (Note 7)

                    Plant (net)                                                                   217,792          169,250
                    Machinery and equipment (net)                                                   5,337            6,845
                                                                                              -----------    -------------

                       Total Property and Equipment                                               223,129          176,095
                                                                                              -----------    -------------

                 OTHER ASSETS

                    Mining claims (Note 8)                                                      5,081,669        5,089,219
                    Prepaid expenses (Note 1)                                                         -0-            4,250
                    Business development costs (Note 1)                                               -0-            1,053
                    Product tradenames (Note 9)                                                       -0-            6,125
                                                                                              -----------    -------------
                       Total Other Assets                                                       5,081,669        5,100,647
                                                                                              -----------    -------------

                       TOTAL ASSETS                                                             5,410,330        5,538,215
                                                                                              ===========    =============





   The accompanying notes are an integral part of these financial statements.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                    Consolidated Balance Sheets (Continued)
                             July 31, 1996 and 1995
                                  (unaudited)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                                          July 31,
                                                                                              -----------------------------------
                                                                                                 1996                   1995
                                                                                              -------------        --------------
             CURRENT LIABILITIES

                Accounts payable and accrued expenses                                         $      12,889        $       25,223
                Current portion of note payable - related party (Note 10)                               -0-                   -0-
                Notes payable - current portion (Note 11)                                           122,283                 5,644
                                                                                              -------------        --------------
                   Total Current Liabilities                                                        135,172                30,867
                                                                                              -------------        --------------

             LONG-TERM DEBT

                Notes payable-related party (Note 10)                                               182,539               159,101
                Notes payable                                                                           -0-               132,604
                Notes payable - less current portion (Note 11)                                          -0-               (5,644)
                                                                                              -------------        --------------
                   Total Long-term Debt                                                             182,539               286,061
                                                                                              -------------        --------------
                   TOTAL LIABILITIES                                                                317,711               316,928
                                                                                              -------------        --------------

             STOCKHOLDERS' EQUITY

                   Common stock; authorized 50,000,000 common shares at $0.001 par value; 5,040,855 and 4,831,210 shares issued and outstanding,
               respectively                                                                           5,040                 4,914
                   Capital in excess of par value                                                 6,891,664             6,679,366
                   Deficit accumulated during the development stage                              (1,804,085)           (1,462,993)
                                                                                              -------------        --------------
                              Total Stockholders' Equity                                          5,092,619             5,221,287
                                                                                              -------------        --------------

                   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     5,410,330             5,538,215
                                                                                              =============        ==============





   The accompanying notes are an integral part of these financial statements.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                     Consolidated Statements of Operations
                             July 31, 1996 and 1995
                                  (unaudited)


                                                                                                       From Inception
                                                                     For the Six Months Ended           On February 9,
                                                                             July 31,                   1984 Through
                                                           -------------------------------------------     July 31,
                                                               1996            1995           1994          1996
                                                           -------------  -------------  -------------  ------------
      REVENUE

         Net Sales                                         $      42,825  $      11,963  $      48,417  $    213,188
         Cost of goods sold                                       36,419         13,743         40,324       226,499
                                                           -------------  -------------  -------------  ------------
             Gross Profit (Note 1)                                 6,406         (1,780)         8,093       (13,311)
                                                           -------------  -------------  -------------  ------------

      EXPENSES

         General and administrative                              153,969        207,610        241,263     1,650,879
         Depreciation and amortization                            10,645          7,448          8,422       64,041
                                                           -------------  -------------  -------------  ------------
             Total Expenses                                      164,614        215,058        249,685     1,714,920
                                                           -------------  -------------  -------------  ------------
         Net loss before provision for income taxes             (158,208)      (216,838)      (241,592)   (1,728,231)

         Provision for income taxes                                  -0-            -0-            -0-           -0-

      NET LOSS                                             $    (158,208) $    (216,838) $    (241,592) $ (1,728,231)
                                                           =============  =============  =============  ============

      WEIGHTED AVERAGE LOSS PER SHARE                      $        (.03) $        (.04) $        (.05) $      (1.12)
                                                           =============  =============  =============  ============

      AVERAGE SHARES OUTSTANDING                               5,040,855      4,831,210      4,702,352     1,535,000
                                                           =============  =============  =============  ============





   The accompanying notes are an integral part of these financial statements.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                Consolidated Statements of Stockholders' Equity
              From Inception on February 9, 1984 to July 31, 1996
                                  (unaudited)

                                                                                                                     Deficit
                                                                                                                    Accumulated
                                                                         Common Stock               Additional        During the
                                                                      ----------------------          Paid-in        Development
                                                                       Shares      Amount            Capital            Stage
                                                                      --------     ---------         ---------        --------
 Balance at inception                                                       --     $      --         $      --        $     --

 Issuance of common stock for cash (Note 3)                             37,500            38               962              --

 Expenses paid by shareholders for the years ended January 31,
    1990                                                                    --            --               518              --

 Net loss for the years ended January 31, 1990                              --            --                --          (1,618)
                                                                      --------     ---------         ---------        --------
 Balance, January 31, 1990                                              37,500            38             1,480          (1,618)

 Issuance of common stock for services rendered in August 1990
                                                                       391,000           391             7,429              --

 Issuance of common stock in September 1990 for various assets
    from Austin-Young, Inc. (Note 5)                                    50,000            50           198,890              --

 Issuance of common stock for distribution licenses from Global
    Environmental Industries (GEI) for UT & WA, September 1990
    (Note 3)                                                            50,000            50            37,070              --

 Contribution from Austin-Young, Inc.                                       --            --             3,500              --

 Issuance of common stock for services rendered on October 1990
                                                                        12,500            12            37,488              --

 Net loss for the year ended January 31, 1991                               --            --                --         (47,756)
                                                                      --------     ---------         ---------        --------
 Balance, January 31, 1991                                             541,000     $     541         $ 285,857        $(49,374)
                                                                      --------     ---------         ---------        --------





   The accompanying notes are an integral part of these financial statements.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
          Consolidated Statements of Stockholders' Equity (Continued)
              From Inception on February 9, 1984 to July 31, 1996
                                  (unaudited)

                                                                                                                       Deficit
                                                                                                                     Accumulated
                                                                             Common Stock           Additional        During the
                                                                       ------------------------       Paid-in        Development
                                                                        Shares         Amount         Capital           Stage
                                                                       ---------      ---------     ------------     ----------
 Balance, January 31, 1991                                               541,000      $     541     $    285,857     $  (49,374)

 Common stock returned in exchange for common stock of GEI in
    March 1991 (Note 5)                                                  (17,000)           (17)         (85,423)             -

 Repurchase of common stock from Austin-Young, Inc. in May 1991
    (Note 5)                                                            (385,000)          (358)         (64,662)             -

 Issuance of common stock for the purchase of product from
    Steelhead Specialty Minerals in August 1991 (Note 6)                  10,000             10           74,990              -

 Issuance of common stock for the purchase of mining claims in
    October 1991 (Note 8)                                                 13,214             13          184,987              -

 Common stock canceled by officers/directors in January 1992             (20,000)           (20)              20              -

 Contribution from Austin-Young, Inc.                                          -              -            7,000              -

 Net loss for the year ended January 31, 1992                                  -              -                -        (83,315)
                                                                       ---------      ---------     ------------     ----------

 Balance, January 31, 1992                                               169,214      $     169     $    402,769     $ (132,689)
                                                                       ---------      ---------     ------------     ----------





   The accompanying notes are an integral part of these financial statements.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
          Consolidated Statements of Stockholders' Equity (Continued)
              From Inception on February 9, 1984 to July 31, 1996
                                  (unaudited)

                                                                                                                        Deficit
                                                                                                                      Accumulated
                                                                                                    Additional        During the
                                                                           Common Stock               Paid-in         Development
                                                                       Shares         Amount           Capital           Stage
                                                                   ------------      ----------     --------------   ------------
 Balance, January 31, 1992                                              169,214      $      169     $     402,769    $   (132,689)

 Issuance of common stock for the acquisition of Geo-
    Environment Services, Inc. in February 1992 (Note 5)                701,800             702            96,442              --

 Issuance of common stock for the purchase of mining claims in
    March 1992 (Note 5)                                                 243,000             243         4,859,757              --

 Common stock canceled by officer and directors in June 1992
    (Note 6)                                                            (32,430)            (32)               32              --

 Cancellation of fractional shares due to reverse stock split               (21)             --                --              --

 Issuance of common stock (pursuant to a repurchase agreement in May, 1991) to Austin-Young, Inc. for relief of debt in
    July 1992  (Note 5)                                               3,380,000           3,380            61,620              --

 Net loss for the year ended January 31, 1993                                --              --                --        (126,304)
                                                                   ------------      ----------     --------------   ------------

 Balance, January 31, 1993                                            4,461,563           4,462         5,420,620        (258,993)

 Issuance of common stock for services rendered in June 1993
    (Note 6)                                                             17,800              18            26,682              --

 Issuance of common stock to Austin-Young, Inc. in June 1993
    (Note 5)                                                             12,000              12            35,988              --

 Issuance of common stock for cash October 1993 (Note 12)                66,667              67           199,936              --

 Issuance of common stock as down payment on building October
    1993 (Note 5)                                                         6,000               6            29,994              --

 Issuance of common stock for services rendered October 1993
    (Note 6)                                                             17,000              17            50,983              --

 Issuance of common stock for cash December 1993 (Note 12)               80,072              80           191,321              --

 Net loss for the year ended January 31, 1994                                --              --                --        (274,862)
                                                                   ------------      ----------     --------------   ------------
 Balance, January 31, 1994                                            4,661,102      $    4,662     $   5,955,524    $   (533,855)
                                                                   ------------      ----------     --------------   ------------

   The accompanying notes are an integral part of these financial statements.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
          Consolidated Statements of Stockholders' Equity (Continued)
              From Inception on February 9, 1984 to July 31, 1996
                                  (unaudited)

                                                                                                                      Deficit
                                                                                                                    Accumulated
                                                                                                   Additional        During the
                                                                           Common Stock              Paid-in        Development
                                                                       Shares         Amount         Capital           Stage
                                                                    ------------      ----------     --------------   ------------
Balance, January 31, 1994                                              4,661,102      $ 4,662        $ 5,955,524       $  (533,855)

Issuance of common stock for services rendered February 1994
  (Note 6)                                                                 6,000            6             29,994                --

Issuance of common stock for services rendered in June 1994
  (Note 6)                                                                41,750           42            175,458                --

Issuance of common stock in a private offering                            22,500           22             89,978                --

Issuance of common stock for services rendered in November 1994
  (Note 6)                                                                15,000           15             46,235                --

Net loss for the year ended January 31, 1995                                  --           --                 --          (673,048)
                                                                       ---------      -------        -----------       -----------
Balance, January 31, 1995                                              4,746,352      $ 4,747        $ 6,297,189       $(1,206,903)
                                                                       ---------      -------        -----------       -----------
Issuance of common stock for services (Note 6)                             9,000            9             22,391                --

Issuance of common stock in private offering (Note 12)                   214,168          214            394,148                --

Net Loss for the year ended January 31, 1996                                  --           --                 --          (365,467)

                                                                       ---------      -------        -----------       -----------
Balance at January 31, 1996                                            4,969,520      $ 4,970        $ 6,713,728       $(1,572,370)
                                                                       ---------      -------        -----------       -----------

Issuance of common stock in a private offering                            39,834           40             54,710                --

Issuance of common stock for services--April, 1996                         8,000            8             15,992                --

Issuance of common stock in a private offering                            23,001           22             32,978                --

Issuance of common stock for services--July, 1996                            500           --                750                --

Net loss for the six months ended July 31, 1996                               --           --                 --          (158,208)
                                                                       ---------      -------        -----------       -----------

Balance, July 31, 1996                                                 5,040,855        5,040          6,818,158          1,730,578
                                                                       ---------      -------        -----------       -----------


   The accompanying notes are an integral part of these financial statements.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                     Consolidated Statements of Cash Flows

                                                                                                               From Inception On
                                                                       For the Years Ended                      February 9, 1984
                                                                           January 31,                          Through January
                                                     ----------------------------------------------------              31,
                                                            1996              1995              1994                  1996
                                                     ----------------   ---------------   ---------------   ---------------------
Cash Flows From Operating Activities
   Net loss                                          $       (365,467)  $      (673,048)  $      (275,162)  $          (1,570,023)
   Depreciation and amortization                               17,652            18,859             8,395                  53,396
   (Increase) decrease in receivables                           3,457           (11,599)            5,565                  (8,142)
   Decrease (increase) in prepaid expenses                     15,904            52,136           (91,698)                (19,989)
   Decrease (increase) in inventory                           (10,417)           25,051           (13,682)               (109,098)
   (Increase) decrease in payables                            (47,889)           (2,151)           41,487                  13,060
   Decrease (increase) in prepaid deferred
   offering cost                                                   --            56,180           (56,180)                     --
   Stock issued for services                                   22,400           251,750            77,700                 439,500
                                                     ----------------   ---------------   ---------------   ---------------------

       Net Cash used by Operating Activities                 (364,360)         (282,822)         (303,575)             (1,201,296)
                                                     ----------------   ---------------   ---------------   ---------------------

 Cash Flows From Investing Activities
   Cash received in acquisition of subsidiary                      --                --                --                  13,105
   Purchase of fixed assets                                   (67,505)           (6,908)         (180,000)               (257,113)
   Purchase of product tradenames                                  --                --            (1,960)                (26,960)
   Organization costs                                              --                --                --                  (1,526)
   Purchase/sale of mining development cost                        --                --             8,321                      --
   Purchase of mining claims                                       --                --              (261)                (26,642)
   Sale of licenses                                                --                --                --                 150,000
                                                     ----------------   ---------------   ---------------   ---------------------

       Net Cash Used by Investing Activities                  (67,505)           (6,908)         (173,900)               (149,136)
                                                     ----------------   ---------------   ---------------   ---------------------

 Cash Flows From Financing Activities
   Issuance of common stock                                   394,362            90,000           457,404               1,047,496
   Issuance of notes payable                                   46,423            67,440           233,150                 527,348
   Principle payments on long-term debt                       (10,020)           (8,673)          (71,612)               (223,305)
                                                     ----------------   ---------------   ---------------   ---------------------

       Net Cash Provided by Financing Activities              430,765           148,767           618,942               1,351,539
                                                     ----------------   ---------------   ---------------   ---------------------

 Net (Decrease) Increase in Cash                               (1,100)         (140,963)          141,467                   1,107

 Cash at Beginning of Period                                    2,207           143,170             1,703                      --
                                                     ----------------   ---------------   ---------------   ---------------------

 Cash at End of Period                               $          1,107   $         2,207   $       143,170   $               1,107
                                                     ================   ===============   ===============   =====================

   The accompanying notes are an integral part of these financial statements.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
               Consolidated Statements of Cash Flows (Continued)

                                                                                                                From Inception
                                                                         For the Years Ended                    On February 9,
                                                                             January 31,                          1984 Through
                                                      -----------------------------------------------------        January 31,
                                                            1996              1995              1994                 1996
                                                      ----------------  ----------------  -----------------  ---------------------
 Supplemental cash flow information:

    Cash Paid For:
        Interest                                      $          18,834 $         18,859  $          12,262  $              52,697
        Income Taxes                                                100              100                145                  2,347
    Non-Cash Transactions:
        Stock issued for mining claims                $               - $              -  $               -  $           5,045,000
        Stock issued for down payment on building     $               - $              -  $          30,000  $              30,000
        Stock issued for services                     $          22,400 $        251,750  $          77,700  $             439,500





   The accompanying notes are an integral part of these financial statements.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             July 31, 1996 and 1995
                                  (unaudited)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Business Organization
         American Absorbents Natural Products, Inc. was incorporated on February 9, 1984 under the laws of the State of Utah and under the name of TPI Land, Inc. as a wholly-owned subsidiary of TPI, Inc. On September 14, 1990, the Company changed its name to Environmental Fuels, Inc. and began developing its involvement in various phases of the conversion of vehicles to operating on compressed natural gas. That developing business was sold on April 23, 1991 (see Note 3).

         On May 6, 1991, the Company changed its name to Geo-Environmental Resources, Inc. and is now developing its involvement in the distribution of zeolite, a mineral product which is an absorbent and has many potential uses such as oil and gas well cleanup, shoe and refrigerator freshener, landfill absorption, and other agricultural uses.

         On February 6, 1992, the Company acquired the outstanding stock of Geo-Environment Services, Inc., a wholly owned subsidiary involved in marketing of the zeolite products. The transaction was accounted for under the purchase method of accounting for business combinations. In accordance with the FASB technical bulletin 85-5, historical costs were used to record the acquired assets and liabilities.

         In 1996, the Company changed its name to American Absorbent Natural Products, Inc. and the name of its subsidiary to American Absorbents, Inc.

         Principles of Consolidation
         The consolidated financial statements include the accounts of American Absorbents Natural Products, Inc. and it subsidiary American Absorbents, Inc. Collectively, these entities are referred to as the Company. All significant intercompany transactions and accounts have been eliminated.

         Method of Accounting
         The Company recognized income and expenses according to the accrual method of accounting. Expenses are recognized when performance is substantially complete and income is recognized when earned. Earnings
         (loss) per share are computed based on the weighted average method. The fiscal year of the Company ends January 31 of each year. The financial statements reflect activity from inception, February 9, 1984.

         Cash and Cash Equivalents
         For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             July 31, 1996 and 1995
                                  (unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Nonmonetary Transactions
         Nonmonetary transactions are transactions for which no cash was exchanged and for which shares of common stock were exchanged for assets. These transactions are recorded at fair market value as determined by the board of directors.

         Inventories
         Inventories are stated at the lower cost or market, and consist of finished goods. In 1995, the Company wrote off $42,702 of obsolete inventory and has included this amount as part of cost of goods sold.

         Accounts Receivable
         Accounts receivable are shown net of the allowance for doubtful accounts. This amount was determined to be $0 and $0 at July 31, 1996 and 1995 after writing off all accounts determined to be uncollectible.

         Prepaid Expenses
         Prepaid expenses at July 31, 1996 consist of the following:

         Prepaid mining land lease                     $      3,272
         Prepaid consulting fees                              4,250
                                                       ------------
                                                       $      7,522
                                                       ============

         Business Development Cost
         Business Development cost mainly consist of video production cost for a business promotional video and product packaging design. These costs are amortized over the estimated useful life of the cost, which is 5 years. The costs and accumulated amortization at July 31, 1996 are as follows:

         Business development costs                       $     3,026
         Accumulated amortization                              (3,026)
                                                          -----------
                                                          $       -0-
                                                          ===========

NOTE 2 - DEVELOPMENT STAGE ENTERPRISE

         The Company, per FASB Statement No. 7, is properly accounted for and reported as a development stage enterprise. Substantially all of the Company's efforts since its formation have been devoted to establishing its new business. No significant revenue has been earned as of the balance sheet date. Operations have been devoted to raising capital, purchasing zeolite property and establishing a marketing plan.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             July 31, 1996 and 1995
                                  (unaudited)

NOTE 2- DEVELOPMENT STAGE ENTERPRISE (Continued)

         Continuation of the development effort is contingent upon the Company raising sufficient capital from shareholders or other sources. It is managements' intent to raise capital and further develop the marketing of its zeolite products.

NOTE 3 - COMMON STOCK AND STOCKHOLDERS' EQUITY

         During the periods shown, the Company had a one-for-two reverse stock spit and a one for ten reverse stock split. The financial statements have been retroactively restated to reflect the stock splits.

         Stock of the Company has been issued for cash, license agreements, mining claims, compensation for services, and in exchange for other stock.

         On February 10, 1984, the Company issued 37,500 shares of its stock to TPI, Inc. for $1,000 cash. On June 30, 1984, TPI, Inc. distributed the 37,500 shares to its stockholders in a partial liquidating dividend.

         In August and September 1990, control of the Company was acquired by Austin-Young, Inc. and shares of stock were issued to Austin-Young, Inc. and to some of its officers and directors (see Note 5).

         In September 1990, the Company acquired four license agreements to distribute the products of Natural Gas Resources, Inc., (NGRI) a wholly-owned subsidiary of Global Environmental Industries, Inc. NGRI is engaged in the business of licensing the operations of compressed natural gas conversion centers and natural gas refueling stations. NGRI has certain patented products used in the conversion of vehicles from gasoline and diesel to the use of natural gas. Under these license agreements, the Company acquired the right to distribute the products of NGRI in San Antonio, Texas (metropolitan area); Burnet County, Texas; state of Utah; and the state of Washington. On April 23, 1991, the Company sold the license agreements along with stock of Global Environmental Industries, Inc. and Natural Gas Industries, Inc. for $150,000.

         In August of 1991 the Company issued 10,000 shares of stock at $7.50 per share for the rights to two zeolite products of Steelhead Specialty Mineral, Inc. (see Note 9).

         In October 1991 the Company issued 13,214 shares of stock at $14 per share for mining claims in Harney County, Oregon and in March 1992, issued 243,000 shares at $20 per share for additional zeolite mining claims in the same area (see Note 8).

         In February 1992 the Company Issued 701,800 shares at $0.14 per share for all the outstanding stock of American Absorbents, Inc. (AAI) which became a wholly owned subsidiary. AAI had,

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             July 31, 1996 and 1995
                                  (unaudited)

NOTE 3- COMMON STOCK AND STOCKHOLDERS' EQUITY (Continued) prior to being acquired, purchased zeolite mining claims in Mohave County, Arizona (see Note 5).

NOTE 4 - INCOME TAXES

         No federal income tax liabilities have been accrued due to the recurring net operating losses of the Company.

         As of July 31, 1996 the Company has accumulated net operating losses of approximately $1,800,000. These losses can be used to offset future earnings but will expire beginning in the year 1999.

NOTE 5 - RELATED PARTY TRANSACTIONS

         The majority of the outstanding shares of the Company are owned by Austin-Young, Inc., a Utah corporation that has its primary office in Austin, Texas. Some individuals are officers and directors in both Austin-Young, Inc. and the Company. During the periods shown, there were several transactions involving the majority shareholder and the Company's officers and directors, as follows:

         August 10, 1990 - Common investment shares of 250,000 were issued to Austin-Young, Inc. and 1,000 shares were issued to two officers and directors of the Company for services rendered.

         August 13, 1990 - Common investment shares of 100,000 were issued to Terry Young, president of the Company, for serving as president. Such shares were subsequently sold to Austin-Young, Inc.

         August 13, 1990 - Common investment shares of 5,000 were issued to Susan Young for bookkeeping services. Susan Young was the wife of Terry Young at the time of issuance.

         August 17, 1990 - An option was given to Austin-Young, Inc. to purchase an additional 2,000,000 shares (pre- split) (100,000 shares post-split) of stock at the price of one cent per share. Also, an option plan was approved which provides that the board of directors are authorized to issue up to 1,000,000 shares (pre-split) (50,000 shares post-split) to current and future employees at a price of one cent per share. None of these options were exercised. These options were later rescinded by the board of directors in July 1993.

         August 17, 1990 - Common investment shares of 12,500 were issued to an officer and director for services.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             July 31, 1996 and 1995
                                  (unaudited)

NOTE 5- RELATED PARTY TRANSACTIONS (Continued)

       September 3, 1990 - 50,000 shares were issued at $3.98 per share to Austin-Young, Inc. in exchange for distributorship license agreements, stock in Global Environmental Industries, Inc. and Natural Gas Industries, Inc., and cash. The assets acquired in the transaction were recorded at historical cost. The Company subsequently transferred 178,000 shares of Global stock back to the original transferor in exchange for 17,000 shares of Company stock. The remaining 200,000 shares of Global stock were sold as part of the transaction which occurred on April 23, 1991 (see Note 3).

       May 13, 1991 - Common investment shares of 3,380,000 were purchased for $65,000 cash from Austin-Young, Inc. and canceled. The Company agreed that Austin-Young, Inc. had the right to repurchase these shares for the same price at any time up to June 1, 1993 (see July, 1992 comment below).

       February 1992 - the Company issued 701,800 shares of common stock at $0.14 per share to the shareholders of Geo Environment Services, Inc., (now AAI) for their stock. Officers of the corporation were major shareholders of AAI.

       July 1992 - 3,380,000 shares of common stock were issued at $0.02 per share to (repurchased by) Austin-Young, Inc. for debt relief of $65,000.

       February 1, 1993 - the Company issued to Austin-Young, Inc. an option to purchase up to 1,000,000 shares of common stock at a price of $3 per share. This option expires on February 1, 1998, and there have been 12,000 shares exercised to date at a price of $36,000.

       July 27, 1993 - the Company issued an option to the employees, officers and directors to purchase up to a maximum of 250,000 shares of common stock at a price of $3 per share. This option was canceled on June 5, 1995.

       October 8, 1993 - 6,000 shares of stock were issued at $5 per share to Susan Young as down payment on the purchase of a building.

       During 1994, Austin-Young, Inc. issued several promissory notes to the Company to cover cash shortages. Total promissory notes issued was $61,424 (see Note 10).

       In June 1995, the Company adopted a 1995 stock option plan for the employees, officers and directors to purchase up to 1,000,000 shares of common stock at market price. The options expire in five years from the date of offer.

       The Company is leasing its office space from a related party on a month to month basis at $500 per month.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             July 31, 1996 and 1995
                                  (unaudited)

NOTE 5- RELATED PARTY TRANSACTIONS (Continued)

         During 1996, Austin-Young, Inc. issued $38,000 in promissory notes to cover cash shortages. $5,000 was paid back during the year.

NOTE 6 - NONMONETARY TRANSACTIONS

         Nonmonetary transactions consist of the transactions detailed in Note 5 above and the transfer of common investment shares to individuals and corporations for services and distributorship license agreements, as follows:

         September 24, 1990 - Common investment shares of 50,000 were issued at $0.74 per share to two corporations for distributorship license agreements.

         October 25, 1990 - Common investment shares of 12,500 at $3 per share were issued to individuals for services.

         August 1991 - 10,000 shares of stock were issued at $7.50 per share for trademarks and patents for two zeolite products.

         October 1991 - 13,214 shares of stock were issued at $14 per share for zeolite mining claims (see Note 8).

         January 1992 - Common investment shares of 20,000 were returned to the treasury and canceled.

         February 1992 - 701,800 shares were issued at $0.14 per share for 100% of the shares of Geo-Environment Services, Inc. (see Note 5).

         March 1992 - 243,000 shares were issued at $20 per share for zeolite mining clams (see Note 8).

         June 1992 - 32,430 shares were canceled by officers and directors.

         June 1993 - 17,800 shares were issued at $1.50 per share for services performed.

         October 1993 - 6,000 shares were issued at $5 per share for down payment on plant facility.

         October 1993 - 17,000 shares were issued at $3 per share for advisory services.

         February 1994 - 6,000 shares were issued at $5 per share for legal services.

         June 1994 - 25,750 shares were issued at $4 per share for services rendered.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             July 31, 1996 and 1995
                                  (unaudited)

NOTE 6- NONMONETARY TRANSACTIONS (Continued)

         June 1994 - 11,000 shares were issued at $5 per share for services rendered.

         June 1994 - 5,000 shares were issued at $3.50 per share for services rendered. November 1994 - 10,000 shares were issued at $3.50 per share for services rendered.

         November 1994 - 5,000 shares were issued at $2.25 per share for services rendered.

         During 1995 - 9,000 shares were issued at an average price of $2.49 per share for services rendered.

         During 1996 - 8,500 shares were issued at an average price of $1.97 per share for services rendered.

NOTE 7 - PROPERTY AND EQUIPMENT

         Property and equipment consist of the following:

                                                            July 31,
                                                 -----------------------------
                                                    1996               1995
                                                 ----------        -----------
         Plant                                  $   244,978        $   185,000
         Machinery and equipment                     12,382             11,655
         Accumulated depreciation                   (34,231)           (20,650)
                                                 ----------        -----------
                                                 $  223,129        $   176,095
                                                 ==========        ===========

         Machinery and equipment is depreciated on the straight-line method over the estimated useful lives of five (5) years. Depreciation expense is $3,697 and $2,885 for the quarters ended July 31, 1996 and 1995, respectively.


         The Company has agreements with various vendors to do the mining and milling of its zeolite mineral and products; this has resulted in minimal investment in machinery and equipment.

         During 1996, the Company purchased a building near Burns, Oregon that will act as a processing and storage facility for its Oregon zeolite deposits.

NOTE 8 - MINING CLAIMS

         The Company has purchased several zeolite mining claims in three different regions in the western United States. All purchases were acquired through stock issuance's and are described below.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             July 31, 1996 and 1995
                                  (unaudited)

NOTE 8- MINING CLAIMS (Continued)

         In April 1991 (before acquisition by Geo-Environmental Resources) (now American Absorbents Natural Products, Inc.), the Company's subsidiary issued 440,000 shares of its stock for mining claims containing zeolite in the Mohave County, Arizona region, and the stock given was originally valued at $.50 per share. Thus the mining claims were originally valued at $220,000. Since the value of the mining claims was not readily determined the mining claims were written down to a value of $20,000.

         In October 1991 the Company acquired twenty zeolite mining claims in Harney County, Oregon. The value of the claims was agreed to be $185,000 by the seller and purchaser and 13,214 shares of common stock were issued. The stock was quoted on the market at $1.40 per share, thus determining the number of shares to be issued for the claims.

         In December 1991, the Company acquired an additional 203 zeolite mining claims in the Harney County, Oregon region. A geological study was conducted and reserves were estimated at over 477,600,000 tons. The value per ton was also estimated based on mining costs and market value of the other companies in the industry. The reserves were then discounted 99% and a value was determined to be approximately $4,800,000. Stock was then issued at market price to equal the value given to the claims.

         To date no depletion has been taken on any of these claims. Depletion of these assets will begin once mining operations on these claims begin.

NOTE 9 - PRODUCT TRADENAMES

         In August of 1991 the Company purchased for common stock, notes payable and cash, the inventory and the tradenames for two shoe products. The inventory was valued at $115,000 and the remainder of the purchase price of $25,000 was attributed to the tradenames of the products. The tradenames are being amortized on the straight-line method over a five (5) year period.

NOTE 10 - RELATED PARTY NOTES PAYABLE

         The notes payable-related party consist of advances from Austin-Young, Inc., a major shareholder of the Company. The balances are as follows:

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                             July 31, 1996 and 1995
                                  (unaudited)

NOTE 11- RELATED PARTY NOTES PAYABLE (Continued)

                                                                                 July 31,
                                                                       ------------------------------
                                                                          1996               1995
                                                                       -----------        -----------
         Notes payable - Austin-Young, Inc., bearing interest
         at 7% interest and payable on demand.  Unsecured              $   182,539        $   159,101

         Less current portion                                                   --                -0-
                                                                       -----------        -----------
         Totals                                                        $   182,539        $   159,101
                                                                       ===========        ===========

         Austin-Young, Inc. negotiated a principle payable over 3 years in 1995 but later renegotiated the note to payment in 1997. It is not anticipated that the Company will be required to pay the note in the next year, therefore it has been classed as a long term note obligation NOTE 11 - LONG TERM NOTES PAYABLE

         Notes payable consist of the following:


                                                                                         July 31,
                                                                              -----------------------------
                                                                                 1996              1995
                                                                              -----------------------------
         Notes payable to corporation, bearing interest at 6%,                $ 122,283         $   132,604
         amortized over 30 years, balloon payment due
         September 1996.  Secured by warranty deed                            $(122,283)             (5,644)
                                                                              ---------         -----------
         Less current portion
         Totals                                                               $      --         $   126,960
                                                                              =========         ===========

NOTE 12 - PRIVATE PLACEMENT OF COMMON STOCK

         During October 1993, the Company issued 66,667 shares of restricted common stock in a private placement. The shares sold for $3 per share and carried an option to purchase additional shares within 120 days.

         During December 1993, the Company issued 38,170 and 41,902 shares of restricted common stock in a private placement at $3 and $1.84 per share, respectively. The shares issued were under an option agreement as part of the private placement that occurred during October 1993.

         On July 5, 1994, 22,500 shares of common stock were issued at $4 per share in a regulation D private stock offering.

         In 1996, the Company issued 214,168 shares of common stock in a regulation private placement for total consideration of $394,362.

                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                                 AND SUBSIDIARY
                         (A Development Stage Company)
                 Notes to the Consolidated Financial Statments
                             July 31, 1996 and 1995
                                  (unaudited)

NOTE 12- PRIVATE PLACEMENT OF COMMON STOCK (Continued)

         During the first six months of the current fiscal year, the Company has issued 23,001 shares of common stock in a regulation private placement for total consideration of $33,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS FOR PERIOD ENDING 7-31-96.

The Company, per FASB statement No.7, is properly accounted for and reported as a development stage enterprise. The Company's efforts since entering its current business have been devoted primarily to Company capitalization, acquisition of mining properties, packaging and milling facility acquisitions and product and market development.

The Company has realized limited sales in each of its fiscal years ended January 31, 1992, January 31, 1993, January 31, 1994, January 31, 1995 and January 31, 1996 from limited test marketing programs for its products while in the development stage. During the development stage the Company has developed over a dozen products and test marketed these products in various parts of the country.

LIQUIDITY

Austin-Young, Inc., the parent corporation of the Company, provided a portion of the Company's operating capital during fiscal years 1993, 1994, 1995 and 1996 through loans and equity funding and the Company owed approximately $182,539 to the parent company at July 31, 1996. Revenues to date have provided insignificant funding of working capital because of the development stage status of the company and the limited test marketing programs.

During the fiscal years 1994, 1995 and 1996, the Company has incurred losses that reflect the development stage activity of researching and test marketing its products. The company has paid $81,370, $140,739 and $8,115 for research and development for the years 1994, 1995 and 1996, respectively. The Company paid $76,500 to the Bureau of Land Management in August 1993 on its mining claims and $91,700 in the fiscal year ended January 31, 1996. In the future, approximately $37,400 will be due to the Bureau of Land Management in August of each year to satisfy claim maintenance fees on existing claims. Austin-Young, Inc. has provided, through loans and equity funding, any deficiencies to the necessary funding during the development stage, but expects funding from private placements and other offerings will be sufficient for future development costs. Total net funds loaned to the Company from Austin-Young, Inc. as of July 31, 1996 and 1995, were $182,539 and $159,101 respectively. When possible, the Company has issued stock for the acquisition of assets or services to reduce the need for additional operating capital from it parent corporation, additional shareholders or gross profits from its limited marketing efforts. A large part of the Company's zeolite mineral deposits were acquired by stock issuances which is expected to play an integral part of maintaining a competitive edge by keeping supply costs of the principle ingredient of its products to a minimum. During the development stage, the Company has also relied on the time and talents of Austin-Young, Inc. personnel and office space and equipment to maintain a lower overhead to conserve its limited resources for product and market development.

During the fiscal year ended January 31, 1994, the Company issued 12,000 shares of common stock to its parent corporation under an option agreement for $36,000. During October 1993, the Company issued 66,667 shares of common stock to a group of private investors for $200,000 in a private offering. The offering also granted a 90-day option to these investors to take additional shares and on December 17, 1993, the investors exercised their options in the amount of 80,072 shares for $191,400. During the fiscal year ended January 31, 1995, the Company issued 22,500 shares in a private placement for $90,000. During that same time period the Company also issued a total of 62,750 shares for services rendered to the Company and valued at $251,735. During the fiscal year ended January 31, 1996, the Company issued 214,168 shares in a private placement for $394,362 and issued 9,000 shares for services rendered to the Company and valued at $22,400. During the quarter ended April 30, 1996, the Company issued 39,834 shares in a private placement for $54,750 and issued 8,000 shares for services rendered and valued at $16,000. During the quarter ended July 31, 1996, the Company issued 23,001 shares in a private placement for $33,000 and issued 500 shares for services rendered and valued at $750.

The Company realizes gross profit margins generally ranging from 20% to 60% on its product sales depending on product line and pricing levels. At current operating expense levels and with the anticipated product sales mix, the Company estimates its break-even at approximately $100,000 in sales per month or just over $1,000,000 in sales per year.

The Company has no bank debt outstanding. All accounts payable and accrued expenses are paid when due or sooner when discounts are available. In addition to monthly operating expenses the Company has a monthly mortgage payment of $1,500 due to a corporation on a warehouse/plant it purchased. The mortgage has a balloon payment due in September 1996. The Company intends to pay the mortgage from proceeds of a public or private stock offering or through a bank mortgage on the facility. During the Quarters ended July 31, 1996 and 1995, the Company recorded losses of $74,327 and $119,624, respectively.

RESULTS OF OPERATIONS

Because the Company is a development stage enterprise, it has incurred losses in each of its fiscal years ended January 31, 1994, 1995 and 1996. This is due to the Company incurring operating expenses during a time when most of the efforts were expended in product and market development and other areas not directly related to marketing while positioning the Company to implement various marketing programs.

In fiscal 1992, the Company began test marketing products that it had developed and/or to which it had acquired the rights from other companies. Revenues increased from $11,388 in 1992 to $43,115 in 1993 due to test marketing of existing products in limited market areas. During the fiscal year ended January 31, 1994, the Company concentrated on attractive packaging of its products, Company capitalization and distribution networks, with less emphasis on product research as it prepared to implement various marketing programs for its products. Sales for the fiscal year indicated no growth over the previous year and, in fact, showed a decline in sales. Sales for the fiscal year ended January 31, 1995, increased to $69,467, or 242% over the previous year, as the Company expanded the test marketing of products into more outlets. During the fiscal year ended January 31, 1996, sales declined to $26,070 as the Company's management concentrated on the revamping of existing marketing structures in retail outlets, the design of a marketing program to market agricultural products through feed dealers, the development of the conceptional framework for marketing the smaller packaged products through a direct sales organization, the development of a relationship with an import company in France to market products in France and the acquisition of a milling facility in Oregon. The Company expects revenues to increase in the new year. The Company's products are priced at various levels to generate gross profit margins of 20% to 60%. Even in the test marketing programs, the Company has maintained gross profit margins of 58%, 42% and 26%, respectively, for the fiscal years ended January 31, 1994, 1993 and 1992. The gross profit margin for the fiscal year ended January 31, 1995, was negative primarily due to a write-off of obsolete and excess inventory in the amount of $42,702 and to product promotions that involved free product to new customers in introductory offers. The gross profit margin for the fiscal year ended January 31, 1996 was negative due to free product promotions. Profit margins should increase and then stabilize once production and marketing costs become reasonable with higher production levels and higher sales volume. Quantity discounts on bag purchases for certain of the Company's products could result in up to a 30% increase in the gross profit percent. Profit margins will increase significantly once the Company's milling facility in Oregon has been equipped and the Company begins to mine and process zeolites from its own properties. Gross profit margins for the six months ended July 31, 1996 and 1995 were 15% and 0%, respectively, on revenues of $42,825 and $11,963, respectively.

Ownership of its own zeolite deposits should allow the Company to better control its cost of sales since zeolite is the major raw material used in its products. The Company also has negotiated mining arrangements with mining companies to eliminate large capital requirements that would be necessary to acquire equipment. Also, milling, packaging, and inventory arrangements have eliminated the need to spend additional money for capital equipment necessary for these processes. The Company does plan to equip a milling facility that it purchased in October, 1995, from proceeds of a private or public stock offering to be made by the Company during the current fiscal year.

General and administrative expenses have increased steadily since January 31, 1991, as the Company developed more products and added personnel to test market products. Depreciation and amortization expenses since inception have remained low because the Company contracts many of its needs that would otherwise require capital expenditures. A significant portion (approximately $251,000) of the Company's January 31, 1995 operating expenses relating to consulting services were funded through the issuance of common stock pursuant to S-8 Registration Statements. Approximately $22,400 of the operating expenses for the fiscal year ended January 31, 1996, were funded through S-8 Registration Statements. Approximately $16,000 of the operating expenses for the quarter ended April 30, 1996 were funded through S- 8 Registration Statements while approximately $750 of such expenses were funded in this manner during the quarter ended July 31, 1996.

The Company's note payable to its parent company increased by approximately $65,000 during the fiscal year ended January 31, 1995, and by another $46,000 during the current fiscal year as the Company borrowed funds to help cover overhead expenses and accrued rent expenses owing to Austin Young, Inc. The balance of the note is expected to be paid from future earnings of the Company or from proceeds from a stock offering.

In September 1993, the Company acquired a warehouse/plant facility in Austin, Texas, that it had previously leased. The note on this facility has a balloon payment due in September 1996. This note is expected to be paid off from future public or private stock offerings by the Company or from the proceeds of a bank mortgage.

The Company has maintained current ratios of 1.10, 1.30 and 3.80, respectively, for the fiscal years ended January 31, 1996, 1995 and 1994. The current ratio for the fiscal year ended January 31, 1996, would have been 11.79 except for the reclassification to short term notes payable of a balloon payment due on a warehouse facility. The company expects to pay the mortgage off from proceeds of an equity offering or refinance the mortgage with long term debt. The current ratio for the six months ended July 31, 1996 and 1995 were 0.78 and 8.47, respectively. The lower current ratio for the current period results from the the reclassification of a long term note payable on the Company's warehouse facility to current notes payable.

The Company does not expect inflation to have any material effect on its revenues, costs or overall operation. Since the Company owns its own zeolite deposits that are the main raw material used in its products, inflation would generally give the Company a competitive edge over companies that do not own their own deposits. The Company expects that anticipated increased paper costs for the packaging used in its products can be off-set by price increases without losing any competitive edges since all other competitors will face the same price increases. The Company has begun using quality, less expensive plastic packaging for its Stall Fresh(TM) product.

PLAN OF OPERATIONS

Management believes that it can continue to fund its operations through private placements or funds received from the parent company until a public stock offering can be completed or revenues reach the level (approximately $1,000,000 per year) at which the gross profits attained will finance the operations. The Company will have to raise a more significant amount of equity in order to expand its operations at a more rapid rate.

Management has begun a limited marketing campaign, based on available capital, of its agricultural related products in certain market areas of Texas, Oklahoma, Ohio, New York, Virginia and West Virginia. Several distributors have been signed to distribute the products and discussions are being held with others and are in different stages of completion which usually requires extensive testing and approval by each of the wholesale or retail outlets. The Company continues to sell some of its smaller packaged products through several of the retail outlets that participated in the test marketing program for the products. In November, 1995, the Company signed a temporary agreement with E.N.S.R./S.A.R.L., an import company located in France, to export the agricultural products for distribution primarily in France. The Company expects to sign a permanent agreement with this company within the next few months that may expand the distribution to other European countries.

The Company has completed design and packaging for products such as Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer, White Buffalo(TM), Stall Fresh(TM), Stinky Pinkys(TM) and Shoe Fresh(TM) as well as eight other products. The Company is also working the conceptual framework of various other products using the zeolite materials present in its existing product line. This includes the impregnation of zeolites with pesticides, herbicides and fertilizers for use in fields, pastures and gardens as well as chemicals to help eradicate fire ants.

The Company has purchased a production plant containing 3,500,000 cu. ft. of production, packaging and storage space near its zeolite properties in Oregon. The facility is not subject to any existing mortgages. The facility is already equipped with a 70-ton crane for easy movement of inventory and equipment within the facility. The Company plans an equity offering that will be used, in part, to equip this facility with crushing, milling, drying, screening, packaging and storage equipment. If the Company is successful in its efforts and a public stock offering is completed, the Company expects to spend approximately $400,000 for milling equipment; $155,000 on warehouse facilities in Texas; $500,000 for market development of its product line and marketing programs; $150,000 for inventory; $50,000 for repairs and maintenance, and $750,000 for general and administrative, working capital and contingency operations.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

     47) IF THE COMPANY'S FINANCIAL STATEMENTS SHOW LOSSES FROM OPERATIONS, EXPLAIN THE CAUSES UNDERLYING THESE LOSSES AND WHAT STEPS THE COMPANY HAS TAKEN OR IS TAKING TO ADDRESS THESE CAUSES.

RESULTS OF OPERATIONS

Because the Company is a development stage enterprise, it has incurred losses in each of its fiscal years ended January 31, 1994, 1995 and 1996. This is due to the Company incurring operating expenses during a time when most of the efforts were expended in product and market development and other areas not directly related to marketing while positioning the Company to implement a full marketing program.

In fiscal 1992, the Company began test marketing products that it had developed and/or to which it had acquired the rights from other companies. Revenues increased from $11,388 in 1992 to $43,115 in 1993 due to test marketing of existing products in limited market areas. During the fiscal year ended January 31, 1994, the Company concentrated on attractive packaging of its products, Company capitalization and distribution networks, with less emphasis on product research as it prepared to implement various marketing programs for its products. Sales for the fiscal year indicated no growth over the previous year and, in fact, showed a decline in sales. Sales for the fiscal year ended January 31, 1995, increased to $69,467, or 242% over the previous year, as the Company expanded the test marketing of products into more outlets. During the fiscal year ended January 31, 1996, sales declined to $26,070 as the Company's management concentrated on the revamping of existing marketing structures in retail outlets, the design of a marketing program to market agricultural products through feed dealers, the development of the conceptual framework for marketing the smaller packaged products through a direct sales organization, the development of a relationship with an import company in France to market products in France and the acquisition of a milling facility in Oregon. The Company expects revenues to increase in the new year. The Company's products are priced at various levels to generate gross profit margins of 20% to 60%. Even in the test marketing programs, the Company has maintained gross profit margins of 58%, 42% and 26%, respectively, for the fiscal years ended January 31, 1994, 1993 and 1992. The gross profit margin for the fiscal year ended January 31, 1995, was 35%. The gross profit margin for the fiscal year ended January 31, 1996 was 35%. Profit margins should increase and then stabilize once production and marketing costs become reasonable with higher production levels and higher sales volume. Quantity discounts on bag purchases for certain of the Company's products could result in up to a 30% increase in the gross profit percent. Profit margins will increase significantly once the Company's milling facility in Oregon has been equipped and the Company begins to mine and process zeolites from its own properties.

Ownership of its own zeolite deposits should allow the Company to better control its cost of sales since zeolite is the major raw material used in its products. The Company also has negotiated mining arrangements with mining companies to eliminate large capital requirements that would be necessary to acquire equipment. Also, milling, packaging, and inventory arrangements have eliminated the need to spend additional money for capital equipment necessary for these processes. The Company does plan to equip a milling facility that it purchased in October, 1995, from proceeds of a private or public stock offering to be made by the Company during the current fiscal year.

General and administrative expenses have increased steadily since January 31, 1991, as the Company developed more products and added personnel to test market products. Depreciation and amortization expenses since inception have remained low because the Company contracts many of its needs that would otherwise require capital expenditures. A significant portion (approximately $251,000) of the Company's January 31, 1995 operating expenses relating to consulting services for legal work on securities issues and trademark defense ($72,500), market development and promotion ($140,000) and geological work on the Company's Oregon mining claims ($38,500) were funded through the issuance of common stock pursuant to S-8 Registration Statements. Approximately $22,400 of the operating expenses relating to artwork and packaging design for the fiscal year ended January 31, 1996, were funded through S-8 Registration Statements.

The $400,000 increase in general and administrative expenses from $314,000 in 1994 to $714,000 in 1995 resulted from additional accounting and auditing expense of $6,500 for Securities and Exchange Commission work, legal expense increases of $90,000 for Securities and Exchange Commission work and trademark defense, professional services increases of $170,000 for geological and market development and payroll increases of $1400,000 for additional executives and staff. During 1995, bad debt expense decreased by $7,500, contract labor by $47,000 and meals and entertainment by $6,000. The $321,000 decrease in general and administrative expenses from $714,000 in 1995 to $392,000 in 1996 results primarily from decreases in professional services expenses of $157,000, payroll expenses of $50,700 and legal expenses of $96,500. During 1996, there were minor and immaterial increases in other general and administrative accounts.

The Company's note payable to its parent company increased by approximately $65,000 during the fiscal year ended January 31, 1995, and by another $46,000 during the current fiscal year as the Company borrowed funds to help cover overhead expenses and accrued rent expenses owing to Austin Young, Inc. The balance of the note is expected to be paid from future earnings of the Company or from proceeds from a stock offering. The Company has the right to convert, at its option, this note into a 36-month amortization.

In September 1993, the Company acquired a warehouse/plant facility in Austin, Texas, that it had previously leased. The note on this facility has a balloon payment due in September 1996. This note is expected to be paid off from future public or private stock offerings by the Company or from the proceeds of a bank mortgage.

The Company has maintained current ratios of 1.10, 1.30 and 3.80, respectively, for the fiscal years ended January 31, 1996, 1995 and 1994. The current ratio for the fiscal year ended January 31, 1996, would have been 11.79 except for the reclassification to short term notes payable of a balloon payment due on a warehouse facility. The company expects to pay the mortgage off from proceeds of an equity offering or refinance the mortgage with long term debt.

The Company does not expect inflation to have any material effect on its revenues, costs or overall operation. Since the Company owns its own zeolite deposits that are the main raw material used in its products, inflation would generally give the Company a competitive edge over companies that do not own their own deposits. The Company expects that anticipated increased paper costs for the packaging used in its products can be off-set by price increases without losing any competitive edges since all other competitors will face the same price increases. The Company has begun using quality, less expensive plastic packaging for its Stall Fresh(TM) product.


PLAN OF OPERATIONS

Management believes that it can continue to fund its operations through private placements or funds received from the parent company until a public stock offering can be completed or revenues reach the level (approximately $1,000,000 per year) at which the gross profits attained will finance the operations. The Company will have to raise a more significant amount of equity in order to expand its operations at a more rapid rate.

Management has begun a limited marketing campaign, based on available capital, of its agricultural related products in certain market areas of Texas, Oklahoma, Ohio, New York, Virginia and West Virginia. Several distributors have been signed to distribute the products and discussions are being held with others and are in different stages of completion which usually requires extensive testing and approval by each of the wholesale or retail outlets. The Company continues to sell some of its smaller packaged products through several of the retail outlets that participated in the test marketing program for the products. In November, 1995, the Company signed a temporary agreement with E.N.S.R./S.A.R.L., an import company located in France, to export the agricultural products for distribution primarily in France. The Company expects to sign a permanent agreement with this company within the next few months that may expand the distribution to other European countries.

The Company has completed design and packaging for products such as Mother Earth KittyKat(TM) Premium Cat Litter and Soil Enhancer, White Buffalo(TM), Stall Fresh(TM), Stinky Pinkys(TM) and Shoe Fresh(TM) as well as eight other products. The Company is also working the conceptual framework of various other products using the zeolite materials present in its existing product line. This includes the impregnation of zeolites with pesticides, herbicides and fertilizers for use in fields, pastures and gardens as well as chemicals to help eradicate fire ants.

The Company has purchased a production plant containing 3,500,000 cu. ft. of production, packaging and storage space near its zeolite properties in Oregon. The facility is not subject to any existing mortgages. The facility is already equipped with a 70-ton crane for easy movement of inventory and equipment within the facility. The Company plans an equity offering that will be used, in part, to equip this facility with crushing, milling, drying, screening, packaging and storage equipment. If the Company is successful in its efforts and a public stock offering is completed, the Company expects to spend approximately $400,000 for milling equipment; $155,000 on warehouse facilities in Texas; $500,000 for market development of its product line and marketing programs; $150,000 for inventory; $50,000 for repairs and maintenance, and $750,000 for general and administrative, working capital and contingency operations (see "Use of Proceeds").

Other than the $121,000 balloon payment due on the Company's Austin, Texas warehouse facility on September 15, 1996, the Company has not entered into any material capital expenditure commitments on its newly acquired plant facility, or otherwise. The Company will need to raise approximately $300,000 through private placements or a public offering during the next 12 months to sustain operations at the present level or approximately $2,000,000 to implement all the planned mining, milling, packaging and marketing efforts.


         48) DESCRIBE ANY TRENDS IN THE COMPANY'S HISTORICAL OPERATING RESULTS. INDICATE ANY CHANGES NOW OCCURRING IN THE UNDERLYING ECONOMICS OF THE INDUSTRY OR THE COMPANY'S BUSINESS WHICH, IN THE OPINION OF MANAGEMENT, WILL HAVE A SIGNIFICANT IMPACT (EITHER FAVORABLE OR ADVERSE) UPON THE COMPANY'S RESULTS OF OPERATIONS WITHIN THE NEXT 12 MONTHS, AND GIVE A ROUGH ESTIMATE OF THE PROBABLE EXTENT OF THE IMPACT, IF POSSIBLE.

The Company has not had significant enough marketing operations to develop any trends in its historical operating results. The Company has been in a development stage and positioning itself to market its products in the national and international marketplace. The Company is now positioned to begin the marketing programs described within this Offering Circular. The Company is depending on the proceeds of this public offering to expand its marketing programs at the rate and to the extent that it believes are possible.

The Company is "pioneering" a new industry within the United States for consumer products utilizing zeolites. All of the products the Company is producing or plans to produce are environmentally safe products and many of them enhance the cleanness of the environment. With the environmental awareness in the United States, as well as other countries, today, the Company's products should be very marketable.


         49) IF THE COMPANY SELLS A PRODUCT OR PRODUCTS AND HAS HAD SIGNIFICANT SALES DURING ITS LAST FISCAL YEAR, STATE THE EXISTING GROSS MARGIN (NET SALES LESS COST OF SUCH SALES AS PRESENTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES) AS A PERCENTAGE OF SALES FOR THE LAST FISCAL
YEAR: INSIGNIFICANT SALES, NEGLIGIBLE GROSS PROFIT %. WHAT IS THE ANTICIPATED GROSS MARGIN FOR NEXT YEAR OF OPERATIONS? APPROXIMATELY 25-30%. IF THIS IS EXPECTED TO CHANGE, EXPLAIN. ALSO, IF REASONABLY

CURRENT GROSS MARGIN FIGURES ARE AVAILABLE FOR THE INDUSTRY, INDICATE THESE FIGURES AND THE SOURCE OR SOURCES FROM WHICH THEY ARE OBTAINED.

The Company, per FASB Statement No. 7, is properly accounted for and reported as a development stage enterprise. Substantially all of the Company's efforts since its formation have been devoted to establishing its new business. No significant revenues have been earned . Operations have been devoted to raising capital, purchasing zeolite properties, product and market research and development, test marketing of products, acquiring plant facilities, packaging designs and developing and establishing a marketing plan.

In the fiscal year ended January 31, 1995, the Company wrote off excess inventory and various promotional programs that involved "buy one get one free" offers. During the fiscal year ended January 31, 1996, the gross profit margin was 35%.

The Company has currently priced its individual products to yield gross profit percentages ranging from 25% on some of its agricultural products to in excess of 50% on some of its smaller packaged products.

         50)  FOREIGN SALES AS A PERCENT OF TOTAL SALES FOR LAST FISCAL YEAR:
48.2%. DOMESTIC GOVERNMENT SALES AS A PERCENT OF TOTAL DOMESTIC SALES FOR LAST FISCAL YEAR: 0.0%. EXPLAIN THE NATURE OF THESE SALES, INCLUDING ANY ANTICIPATED CHANGES.

The Company had no domestic government sales during the previous fiscal year. However, the Company does expect changes within the foreign sales and domestic government sales areas during the next fiscal year and continuing into future years.

The Company has recently begun export sales of its agricultural products to an import company/distributor in France. Management of this French company is expected to visit the Company in the Fall of 1996 to negotiate a permanent agreement for importing the Company's agricultural products for distribution in France. Management believes that this potential agreement may be expanded to include other areas of Europe or that other importers and distributors may be available for distribution of the Company's agricultural products in other European countries with similar economic and environmental conditions as France.

The Company has had research performed by an independent research facility relative to the use of zeolites, in place of sand and gravel, in the water traps and filtration systems that are used in the highway departments of various states to trap oil and other contaminants to the environment that run off the highway systems during rainy weather conditions. The Company is also planning research that involves the use of zeolites as a salt substitute to use on highways during icy road conditions. Salt, which is currently used in most icy road conditions, deteriorates automobiles and road beds as well as being harmful to the growth of grasses along highway medians and drainage ditches when it is washed into these areas. Zeolites may eliminate these problems.

                              [Outside Back Cover]

                               TABLE OF CONTENTS


                                                                           Page
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS . . . . . . . . . . . . . . .   6
INDEMNIFICATION OF OFFICERS AND DIRECTORS . . . . . . . . . . . . . . . . .   6
RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
BUSINESS AND PROPERTIES OF THE COMPANY  . . . . . . . . . . . . . . . . . .  12
     The Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
     Principal Products . . . . . . . . . . . . . . . . . . . . . . . . . .  14
     Processing and Packaging of Products . . . . . . . . . . . . . . . . .  14
     Background Information on Zeolites . . . . . . . . . . . . . . . . . .  15
     Competition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
     Marketing and Distribution . . . . . . . . . . . . . . . . . . . . . .  18
     Mining Properties  . . . . . . . . . . . . . . . . . . . . . . . . . .  20
     Office and Warehouse Facilities  . . . . . . . . . . . . . . . . . . .  22
     Trademarks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
     Product Development  . . . . . . . . . . . . . . . . . . . . . . . . .  22
     Regulation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
     Environmental Concerns . . . . . . . . . . . . . . . . . . . . . . . .  24
     General Company Information  . . . . . . . . . . . . . . . . . . . . .  26
OFFERING FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . . . . . . . . . . .  34
PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
OFFICERS AND KEY PERSONNEL OF THE COMPANY . . . . . . . . . . . . . . . . .  37
DIRECTORS OF THE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . .  39
PRINCIPAL STOCKHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . .  41
MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION . . . . . . . . . .  42
EXECUTIVE COMPENSATION  . . . . . . . . . . . . . . . . . . . . . . . . . .  43
LITIGATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45
FEDERAL TAX ASPECTS . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45
MISCELLANEOUS FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . .  46
FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . .  46
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS  . . . . .  93
     Results of Operations  . . . . . . . . . . . . . . . . . . . . . . . .  93
     Plan of Operations . . . . . . . . . . . . . . . . . . . . . . . . . .  95

                                   SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on September 30, 1996.



                                     -------------------------------------------
                                     American Absorbents Natural Products, Inc.

                                     By   /s/ Terry L. Young
                                       -----------------------------------------
                                        Terry L. Young, CEO and Chairman



This offering statement has been signed by the following persons in the capacities and on the dates indicated.



             SIGNATURE                            TITLE                              DATE
             ---------                            -----                              ----
  /s/ Terry L. Young                Chairman, Chief Executive          September 30, 1996
 ------------------------           Officer and Director
 Terry L. Young


 /s/ David W. Redding               Chief Financial Officer,           September 30, 1996
 ------------------------           Executive Vice President,
 David W. Redding                   Assistant Secretary, Treasurer,
                                    Principal Accounting Officer and
                                    Director



  /s/ William C. Branch             Director                           September 30, 1996
 ------------------------
 William C. Branch



The above signatures include the Chief Executive Officer, the Chief Financial Officer and a majority of the members of the Registrant's Board of Directors.





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